Exhibit 2.1

PURCHASE AGREEMENT

BY AND BETWEEN

COMMSCOPE HOLDING COMPANY, INC.

AND

AMPHENOL CORPORATION

JULY 18, 2024

APPENDICES AND EXHIBITS

Appendices:

Appendix A	–	Purchased Assets

Appendix B	–	Assumed Liabilities

Appendix C	–	Excluded Assets

Appendix D	–	Excluded Liabilities

Appendix E	–	Accounting Principles

Exhibits:

Exhibit A	–	Form of Intellectual Property Matters Agreement

Exhibit B	–	Form of Transition Services Agreement

Exhibit C	–	Step Plan

Exhibit D	–	Assumed Buyer Closing Structure

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”) dated as of July 18, 2024 (the “Agreement Date”), is entered into by and between CommScope Holding Company, Inc., a Delaware corporation (“Seller”), and Amphenol Corporation, a Delaware corporation (“Buyer,” and together with Seller, each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, Seller is engaged in, among other things, the operation of the Business; and

WHEREAS, Buyer, through itself and one or more of its direct or indirect Subsidiaries, desires to purchase and assume, and Seller, through itself and one or more of its direct or indirect Subsidiaries, desires to sell, transfer and assign the Purchased Assets, the Purchased Shares and the Assumed Liabilities of the Business to Buyer and one or more of its direct or indirect Subsidiaries, upon the terms and subject to the conditions specified in this Agreement (the “Purchase Transaction”).

NOW, THEREFORE, in consideration of the premises and mutual representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Certain Definitions

“Accounting Principles” means GAAP, applied consistently with Seller’s past practices in preparing Seller’s financial statements, except as specifically set forth on Appendix E.

“Accounts Receivable” means all accounts or notes receivable (including any security or collateral for such accounts receivable and including both billed and unbilled work) of the Business.

“Acquired Rights Directive” has the meaning set forth in the definition of “Transfer Regulations.”

“Affiliate” means (a) in the case of an individual, the individual’s spouse (or civil partner) and the members of the immediate family (including parents, siblings, children and spouses (or civil partners) of the foregoing) of (i) the individual, (ii) the individual’s spouse (or civil partner) and (iii) any Business Entity that directly or indirectly, through one or more intermediaries, is controlled by, or is under common control with, any of the foregoing individuals, or (b) in the case of a Business Entity, another Business Entity or a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Business Entity; provided that, for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, as used in this Agreement, the term “Affiliate” shall, with respect to Seller for all periods prior to the consummation of the transactions contemplated by this Agreement and with respect to Buyer for all periods following the consummation of the transactions contemplated by this Agreement, include each Purchased Entity to be acquired pursuant to this Agreement and any Person it creates to consummate the transactions contemplated by this Agreement, in each case, provided that such Person otherwise satisfies the definition of “Affiliate” due to the requisite control; provided that no Purchased Entity shall be deemed to be an “Affiliate” of Buyer unless and until legal title to the equity interests of such Person has, directly or indirectly, transferred to Buyer or an Other Buyer in accordance with the terms and provisions of this Agreement; provided, further, that in no circumstance shall Seller or any of its Affiliates that is not a Purchased Entity be deemed to be an “Affiliate” of Buyer.

“Annualized L3M Revenue” means the net revenue of the Business for the last three calendar months calculated in accordance with the accounting principles and practices as actually applied in the Reference Statement, annualized for a 12-month period. For purposes of determining the applicable three calendar months to be utilized for the Annualized L3M Revenue calculations, the applicable three months shall be the three calendar months ending on the last day of the month prior to Closing; provided, that there is a minimum gap of 15 days between the prior month end and the Closing Date. For the avoidance of doubt and solely by way of example, if Closing were to take place in the first 15 days of the month of May 2025, the applicable three months would be January, February and March of 2025, or if Closing were to take place between the 16th day to the end of the month of May 2025, the applicable three months would be February, March and April of 2025.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.), as amended, the UK Bribery Act 2010, as amended, and all anti-corruption or anti-bribery Laws of any jurisdiction where any Seller or any of its Subsidiaries conducts business.

“Anti-Money Laundering Laws” means all anti-money laundering laws applicable to Seller or any of its Subsidiaries, including, and only to the extent so applicable, United States statute 18 U.S.C. §§ 1956 and 1957 and the Bank Secrecy Act, as amended by the USA PATRIOT ACT (31 U.S.C. §§ 5311 et seq.) and its implementing regulations, 31 C.F.R. Chapter X.

“Antitrust Laws” mean, individually and collectively, the HSR Act, the United States Sherman Act, as amended, the United States Clayton Act, as amended, the United States Federal Trade Commission Act, as amended, and any other applicable United States federal or state, or non-U.S. or local Laws, statutes, rules, regulations or Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening, reduction or restriction of competition or restraint of trade.

“Assumed Benefit Plans” means, collectively, (a) each Seller Benefit Plan that is sponsored or maintained by an Other Asset Seller and that is listed on Schedule 1.1(a)(i)(A) of the Disclosure Letter and will transfer to Buyer or any of its Affiliates (including any relevant Purchased Entity) by operation of Law, and (b) each Seller Benefit Plan that is sponsored or maintained by a Purchased Entity and that will transfer with the Purchased Entity by operation of Law and that is listed on Schedule 1.1(a)(i)(B) of the Disclosure Letter. For the purposes of this Agreement, the UK DB Plan shall only be an Assumed Benefit Plan if a UK DB Plan Transfer does not take place prior to Closing.

“Automatic Transferred Employees” means any Business Employee who is not employed by a Purchased Entity, but whose employment is expected to or will transfer to Buyer or any of its Subsidiaries (including, if relevant, to any Purchased Entity) pursuant to the Transfer Regulations in accordance with this Agreement in connection with the Closing.

“Bring-down Solvency Opinion” means an updated “solvency” opinion of Kroll, dated as of the Closing Date, addressed to Seller, in a form and substance reasonably satisfactory to Buyer (provided that such opinion will be deemed to be acceptable to Buyer if such opinion is in substantially the same form as the Solvency Opinion with such changes as are customary and appropriate to reflect that such opinion is as of the Closing rather than as of the Agreement Date, that such opinions, assumptions and supporting analysis contained therein are updated to reflect the relevant facts and conditions as existing at Closing and that takes into account all matters described in the Disclosure Letter; provided, further, that the conclusions set forth in such opinion are unchanged from the conclusions set forth in the Solvency Opinion), together with a reliance letter in customary form addressed to Buyer.

“Business” means, collectively, the distributed antennas system (DAS) business (the “DAS Business”) and the outdoor wireless networks (OWN) business (the “OWN Business”) in each case, conducted by Seller (together with its Subsidiaries), consisting of the design, production, provision, development, manufacturing, marketing, distribution, sale, license, import, export, support and maintenance, service, repair or other exploitation of the product categories set forth on Schedule 1.1(a)(ii)(A) of the Disclosure Letter, but excluding (a) any assets, businesses and operations set forth on Schedule 1.1(a)(ii)(B) of the Disclosure Letter and (b) any Shared Services.

“Business Cash” means, as of any time of determination, without duplication, (a) the aggregate amount of all cash and cash equivalents, including marketable securities with maturity or ability to convert to cash within three months of Closing without cost (other than Restricted Business Cash) of the Purchased Entities, plus (b) the aggregate amount of all checks received (but not cashed) and wire transfers received (but not yet cleared) by the Purchased Entities, minus (c) the aggregate amount of all checks written (but not yet cashed) and outbound wire transfers sent (but not yet cleared) by the Purchased Entities, in each case of clauses (a), (b) and (c), calculated in accordance with the Accounting Principles, and minus (d) the Repatriation Costs Amount.

“Business Data” means all data collected, generated or received in connection with the services rendered by the Business, including any Personal Information, de-identified data, confidential data, collected, held or otherwise managed by or on behalf of Seller and its Subsidiaries in connection with the Business.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York are permitted or required by Law to close.

“Business Employee” means (a) the employees of Seller or any of its Subsidiaries, as applicable, set forth in the Business Employee Census (which such Business Employee Census shall be further revised prior to the Closing as contemplated pursuant to Section 6.6(a)), including all Automatic Transferred Employees, Existing Purchased Entity Employees and Alternative Transfer Employees and including, in each case, for the avoidance of doubt, any such employees who, on the Closing Date, are on maternity or paternity leave, leave under the United States’ Family Medical Leave Act of 1993, vacation leave, education leave, national service or military leave, approved personal leave, leave for purposes of jury duty, short-term or long-term disability leave or medical leave or equivalent under local Law, unless otherwise required under local employment Laws, and excluding any such employees whose employment with Seller or any of its Subsidiaries, as applicable, has terminated prior to the Closing, (b) each new employee of Seller or any of its Subsidiaries hired by the Business between the Agreement Date and the Closing Date to the extent permitted by Section 6.1(a)(viii) and listed on the Final Business Employee Census, solely in circumstances where any such employee has been properly designated, assigned or deployed into the Business in accordance with this Agreement, and (c) each other employee of Seller or any of its Subsidiaries (i) that Seller and Buyer have mutually agreed to transfer to Buyer prior to the Closing Date or (ii) whose transfer to Buyer and its Affiliates is required under applicable local Law solely in circumstances where any such employee has been properly designated, assigned or deployed into the Business in accordance with this Agreement.

“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934).

“Business Indebtedness” means, as of any time, the aggregate amount of Indebtedness that is incurred by the Purchased Entities and which remains outstanding as of such date, calculated in accordance with the Accounting Principles and measured, as applicable, at the Designated Exchange Rate in respect of such determination date; provided that Business Indebtedness shall not include (a) any Indebtedness arranged by Buyer or any of its Affiliates, (b) Indebtedness repaid or otherwise terminated or released prior to or as of the Closing, (c) any intercompany Indebtedness solely by and among the Purchased Entities or (d) any Indebtedness of Seller or any of its Subsidiaries other than a Purchased Entity with respect to which Buyer will have no obligation following the Closing Date.

“Business Records” means all customer, distributor, vendor, supplier, contractor, and service provider contracts, lists, invoices and purchase orders, production data, cost records, sales and pricing data, supplier records, Tax records, data respecting employees and business activities, employee master payroll data and historical reporting data, product data, manuals and literature, marketing/sales documentation, technical information, drawings, specifications and other engineering data, user data or data associated with or derived from the internet websites of Seller or its Subsidiaries and other business files, data, databases, documents and records (including billing, payment and dispute histories, credit information and similar data) relating to customers, distributors, vendors, suppliers, employees, contractors or service providers of the Business, and other businesses and financial records, files, data, databases, correspondence, personnel information, books and documents (whether in hard copy or computer format), in each case, relating to the Business, the Purchased Assets, the Assumed Liabilities, the Purchased Entities or any Proceedings arising in connection therewith that are Assumed Liabilities; provided, however, that the Business Records will not include any (a) employee-related or employee benefit-related files or records, employee benefit plans or documents relating to commitments and arrangements with employees of Seller or its Subsidiaries, except for personnel files and other employee information for Continuing Employees that are required to be transferred by applicable Law or (b) corporate records or Tax Returns of Seller or any of its Affiliates (other than the Purchased Entities).

“Buyer Material Adverse Effect” means any Effect that, individually or in the aggregate, prevents or materially impedes or impairs the ability of Buyer (and/or any Other Buyer) to consummate the transactions contemplated hereby.

“Buy-Out” means: (a) purchasing a bulk insurance policy to be held as an asset of the UK DB Plan from any Insurer; (b) securing and/or transferring any liabilities of the UK DB Plan to an Insurer (including the issuance of any individual annuity by the Insurer to, or in respect of, any beneficiary of the UK DB Plan); (c) the winding up and termination of the UK DB Plan once any process set out in clause (a) or (b) of this definition has been completed; and/or (d) any other matter or issue which is related, linked or ancillary in any way to any of the processes set out in clause (a), (b) or (c) of this definition.

“C.F.R.” means the U.S. Code of Federal Regulations.

“Change of Control Bonuses” means, collectively (but without duplication), any and all transaction bonuses or similar compensatory payments payable to Business Employees solely as a result of or otherwise in connection with the transactions contemplated hereby or the entry into or adoption of this Agreement, including the retention bonuses granted pursuant to those certain Retention Bonus Agreements set forth on Schedule 1.1(a)(iii) of the Disclosure Letter (and excluding, for the sake of clarity any Deal Related Severance), in each case to the extent unpaid as of the Closing (and regardless of when such amounts are actually paid); provided that any of the foregoing payments that (a) are arranged by Buyer or any of its Affiliates (excluding, to the extent arranged prior to the Closing, the Purchased Entities), (b) are due or payable as a result of an event or circumstance (such as those triggered by a termination of employment) at or following the Closing or (c) are triggered by Buyer’s failure to give a Compliant Offer, shall not, in any case, be a Change of Control Bonus (or, for the sake of clarity, are Deal Related Severance).

“Closing Net Working Capital” means an amount, calculated as of immediately prior to the Effective Time, equal to the difference, whether positive or negative, of (a) Specified Current Assets, minus (b) the Specified Current Liabilities, in each case, as defined on Appendix E (and reflecting the adjustments set forth therein).

“Closing Net Working Capital Lower Collar” means (a) the Closing Net Working Capital Target, multiplied by (b) 0.95.

“Closing Net Working Capital Target” means (a) the Annualized L3M Revenue multiplied by (b) 28.70%.

“Closing Net Working Capital Upper Collar” means (a) the Closing Net Working Capital Target, multiplied by (b) 1.05.

“Closing Steps” means conceptual steps 6, 11, 13, 14, 15, 16, 17, 23, 24, 25, 28, 29, and 30b as set forth in the Step Plan.

“Closing Transfer Documents” means the Bills of Sale, the Local Transfer Agreements, the Equity Transfer Documents, the documents, certificates and resolutions referred to in Section 2.5(a) and any other agreement necessary to effect the transfer of the Purchased Assets, the Purchased Shares and Assumed Liabilities in the Purchase Transaction.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any non-public confidential or proprietary information, including any formula, pattern, device, compilation or information, proprietary technical, economic, environmental, operational, financial, technology, operating, financial and/or other business information, methods of operation, financial statements, market studies and forecasts, competitive analyses, target markets, advertising techniques, pricing policies and information, specifications for products, equipment and processes, manufacturing and performance specifications and procedures, engineering drawings and graphs, technical, research and engineering data, manufacturing know-how, the substance of agreements with customers and others, marketing and similar arrangements, servicing and training programs and arrangements, customer lists, customer profiles, customer preferences, and any other documents or materials embodying such information, employee census information and, as required by applicable Law, other employee information.

“Consent” means any consent, clearance, waiting period expiration or termination of any Governmental Authority, waiver or approval of, or authorization, order, license, permission, permit, qualification, exemption or waiver by, any third party or Governmental Authority.

“Contract” means any legally binding contract, bond, mortgage, option, purchase order, subcontract, agreement, license, sublicense, lease, sublease, instrument, indenture, promissory note, arrangement, understanding or other legally binding commitment or undertaking (whether written or oral), together with all amendments thereto, but excluding any Seller Benefit Plans.

“Contractor” means any self-employed or individual independent contractor who provides services to, or on behalf of, the Business (whether or not engaged by a Purchased Entity); provided, that “Contractor” shall not include individuals engaged by the Business through Contracts with staffing agencies.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Corporate Level Liabilities” means any Liabilities arising out of or related to Seller’s debt, equity or other securities, public company disclosure, corporate overhead, corporate governance, fiduciary duties or any similar corporate level Liabilities that do not specifically relate to the operation of the Business.

“Deal Related Severance” means all amounts required to be paid under applicable Law or any Seller Benefit Plan or which Seller or any of its Affiliates (including any Purchased Entity) otherwise elect to pay to any Business Employee (a) by reason of the termination of his or her employment with Seller or any of its Subsidiaries (including (i) termination of a Business Employee’s employment by Seller or any of its Subsidiaries following rejection by such Business Employee of a Compliant Offer or (ii) any objection by any Business Employee to the transfer of his or her employment under the Transfer Regulations, but excluding termination of a Business Employee’s employment by Seller or any of its Subsidiaries following rejection by such Business Employee of conditions of employment offered by Buyer that do not constitute a Compliant Offer or any failure by Buyer to comply with the Transfer Regulations in accordance with Section 6.6) in connection with the transactions contemplated by this Agreement, including the Restructuring Activities, or (b) by reason of operation of, or under, applicable Law in connection with the consummation of the transactions contemplated by this Agreement, including the Restructuring Activities, and, in each case, including any Employer Side Taxes, and regardless of when such amounts are actually paid. For the avoidance of doubt, “Deal Related Severance” shall not include any Change of Control Bonuses.

“Designated Exchange Rate” means, in respect of any date, the closing rate of exchange on the Business Day immediately preceding such date from the applicable non-U.S. currency to Dollars as published by Thomson Reuters at https://www.reuters.com/markets/currencies.

“Dollars” or “$,” when used in this Agreement or any other agreement or document contemplated hereby, means United States dollars unless otherwise stated.

“Effect” has the meaning set forth in the definition of “Material Adverse Effect” in this Section 1.1.

“Employer Side Taxes” means, with respect to any compensatory or other similar applicable payment, and without duplication, an amount equal to the sum of (a) the employer portion of any Medicare or other similar Taxes required to be paid with respect to such payment, plus (b) the employer portion of any social security, UK National Insurance contributions or apprenticeship levy or other similar Taxes required to be paid with respect to such payment.

“Environmental Claim” means any written claim, Proceeding, complaint, or notice of violation alleging violation of, or Liability under, any Environmental Laws.

“Environmental Laws” means any U.S. or non-U.S., federal, state or local Laws, statutes, regulations, codes, ordinances, permits, Orders or common law relating to, or imposing standards regarding the protection or cleanup of the environment, any Hazardous Materials Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including protection of health and safety of employees. Environmental Laws shall include the following United States statutes: the Federal Insecticide, Fungicide and Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substance Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right to Know Act, Hazardous Materials Transportation Act and all analogous or similar U.S. or non-U.S., federal state or local Laws, each as amended.

“Equity Awards” means all RSUs, stock options or other equity-based interests or awards of Seller granted to Business Employees and service providers of Seller and its Subsidiaries.

“ERISA” has the meaning set forth in the definition of “Seller Benefit Plans” in this Section 1.1.

“ERISA Affiliate” means any Person which would be treated as a single employer with Seller, its Subsidiaries, and/or any Purchased Entity under Section 414 of the Code or Section 4001(b) of ERISA.

“Excess Cash Amount” means, for each non-U.S. Purchased Entity, (i) the aggregate amount of Business Cash of such non-U.S. Purchased Entity, calculated in accordance with the Accounting Principles (excluding any Restricted Business Cash) (including for the purposes of this calculation such non-U.S. Purchased Entity’s Excess Intercompany Amount), minus (ii) the WC Cash Amount for such non-U.S. Purchased Entity.

“Excluded Shared Contracts” means any Shared Contracts that are offer letters, invention assignment agreements, confidentiality agreements with Business Employees, Seller Benefit Plans (other than Assumed Benefit Plans), insurance policies or real property leases and subleases (other than Real Property Leases).

“FAA” means a flexible apportionment arrangement for the purposes of Regulation 6E of the Occupational Pension Schemes (Employer Debt Regulations) 2005 in customary form which is entered into in relation to the UK DB Plan between, among others, any UK Pension Entity and the Trustee pursuant to which each UK Pension Entity ceases to participate in the UK DB Plan and is released from all Liability to the UK DB Plan.

“Fixed Cash LTI Awards” means fixed cash long-term incentive awards of Seller granted to Business Employees.

“Fraud” means actual, intentional and knowing common law fraud under Delaware law in the making of the representations and warranties set forth in Article 4 or Article 5 (each as qualified by the Schedules to the Disclosure Letter), or in any certificate delivered pursuant to Section 7.2(d) or Section 7.3(g), and specifically excluding equitable fraud or constructive fraud of any kind (including based on constructive knowledge or negligent misrepresentation).

“Fundamental Representations” means, with respect to Buyer, the representations and warranties set forth in Section 5.1 (Corporate Existence), Section 5.2 (Corporate Authority) and Section 5.6 (Finders; Brokers), and with respect to Seller, the representations and warranties set forth in Section 4.1 (Corporate Existence), Section 4.2 (Corporate Authority), Section 4.4(a)-(c) (Purchased Entities; Capitalization), Section 4.6(b)-(c) (Litigation), Section 4.14(a)-(b) (Title to Assets; Sufficiency of Assets), Section 4.16 (Finders; Brokers), Section 4.22 (Solvency) and Section 4.23 (Fairness Opinion).

“GAAP” means generally accepted accounting principles in the United States of America.

“GDPR” means the General Data Protection Regulation 2016/679.

“Hazardous Materials” means any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including petroleum, petroleum products, by products or derivatives, polychlorinated biphenyls, per- and polyfluorinated substances and asbestos and any other substance, material or waste listed, classified or regulated as a “solid waste,” “hazardous” “hazardous substance,” “hazardous material,” “hazardous waste,” “toxic,” “toxic substance,” “toxic waste”, “toxic pollutant,” “contaminant,” or “pollutant” or any similar terms, or that is otherwise subject to regulation, control or remediation under any Environmental Law.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, Release, exposure of others to, sale, or distribution of any Hazardous Materials or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means all Taxes based upon, measured by, or calculated with respect to (a) gross or net income or gross or net receipts or profits (including any capital gains Taxes, minimum Taxes and income Taxes collected by withholding, but not including VAT, sales, use, goods and services, real or personal property transfer or other similar Taxes), or (b) multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by or calculated with respect to, is described in clause (a) of this definition.

“Indebtedness” means, without duplication, in each case, as determined in accordance with the Accounting Principles, (a) indebtedness for borrowed money, including that is evidenced by notes, bonds, debentures or other similar instruments (and including all outstanding principal and accrued interest related thereto, prepayment and redemption premiums or penalties (including breakage costs, penalties and fees) and any unpaid fees or expenses or other monetary obligations), (b) any obligations or liabilities evidenced by any letter of credit, surety bond, performance bond or bank guarantees to the extent that amounts thereunder are then drawn and a claim for funding pursuant thereto by the issuer thereof is pending, (c) obligations under finance leases by any Purchased Entity that are required to be capitalized as a capital or finance lease, excluding any obligations historically classified as operating leases in Seller’s financial statements, with the amount of such obligations being the capitalized amount thereof as determined in accordance with the Accounting Principles, (d) obligations of a Purchased Entity respecting accrued but unpaid dividends (other than any dividends payable to another Purchased Entity), (e) all net obligations with respect to derivatives, interest-rate hedging, swaps or similar financial arrangements or derivatives instrument held by a Purchased Entity or otherwise assumed by Buyer or an Other Buyer (valued at the termination value thereof and net of all payments owed thereunder), (f) all earnout obligations or similar obligations to pay the deferred purchase price in respect of any historical acquisitions calculated in accordance with the Accounting Principles, (g) any applicable amount arising under or related to the matter set forth on Schedule 1.1(a)(vi) of the Disclosure Letter, (h) any intercompany accounts that should have been but were not terminated pursuant to Section 6.16, to the extent required to be paid by Buyer or any of its Affiliates following the Closing, (i) any amount of severance obligations or other termination payment or benefits that are outstanding as of the Closing Date and owed by the Purchased Entities or otherwise assumed by Buyer or an Other Buyer in respect of any terminations of employment or service (1) occurring prior to the Closing Date, or (2) in connection with reductions in workforce or facility closures or exits that occurred or were approved prior to the Closing Date, (j) the value of all unpaid relocation payments owed by the Purchased Entities or otherwise assumed by Buyer or an Other Buyer with respect to any employee relocation that occurred or was approved prior to the Closing Date, (k) all unpaid employer matching, profit sharing or other contributions under any employee benefit plan in respect of the period prior to the Closing Date (including any partial payroll period) (whether or not accrued), in respect of the Continuing Employees, (l) the portion of the Fixed Cash LTI Awards vested in accordance with Section 6.6(f), (m) the Change of Control Bonuses, (n) the Employer Side Taxes payable with respect to clauses (i) through (m), if applicable, calculated as if payable on the date of closing, (o) accrued and unpaid interest, fees, prepayment premiums, collection costs and other expenses owed with respect to any obligations or liabilities described in clauses (a) through (n) above to the extent actually payable at Closing and (p) any outstanding guarantees of obligations of the type described in clauses (a) through (o) of this definition. Notwithstanding the foregoing, “Indebtedness” shall not (A) include (1) liabilities arising under or related to trade payables, accounts payable or other current liabilities incurred by any of the Purchased Entities in the ordinary course of business, (2) any intercompany indebtedness by and among the Purchased Entities, (3) any prepayment and redemption premiums or penalties, including breakage costs, penalties, make-whole payments or other fees and expenses to the extent not then owing or triggered by Closing, (4) any liabilities to be included in the calculation of Closing Net Working Capital and (5) Deal Related Severance (which, for the sake of clarity, is an Excluded Liability) or (B) take into account the application of ASU No. 2016-02 or otherwise include liabilities with respect to operating leases.

“Indemnified Party” means a Buyer Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Party obligated to indemnify a Notifying Party and its related Indemnified Parties.

“Indirect Transfer Taxes” means all Taxes (other than any Taxes imposed on or measured by direct or indirect income, profits or gain) imposed by any Governmental Authority in any non-U.S. jurisdiction in connection with the indirect transfer of (a) assets located in such jurisdiction or (b) equity securities in an entity formed, incorporated or otherwise established in such jurisdiction, in each case, in connection with the transactions contemplated under this Agreement (including the Restructuring Activities) and the other Transaction Documents.

“Industrial Designs” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Insurer” means an insurance company which has permission under Part 4 of the United Kingdom Financial Services and Markets Act 2000 to effect and carry out contracts of long-term insurance.

“Intellectual Property Rights” means the rights, titles, and interests in, of, to, and associated with the following anywhere in the world, by whatever name or term known or designated, whether arising by operation of Law, international treaty, contract, license or otherwise, both statutory and common law rights, including all: (a) patents, statutory invention registrations and utility models, and applications therefor (including any provisionals, continuations, continuations-in-part, divisionals, reissues, reexaminations, continued prosecutions, renewals, extensions or modifications for any of the foregoing) and all patents, registrations and statutory invention registrations resulting from any of the foregoing patents and patent applications, as well as any other patents and applications that claim priority therefrom throughout the world, whether such priority claim is direct or indirect and whether such priority claim is express or inherent, and all domestic and non-U.S. patents, patent applications and counterparts thereof (“Patents”); (b) copyrights (registered and unregistered for both published and unpublished works, including Software and website content), copyright registrations and applications therefor (including any renewals or extensions thereof) and any renewals, amendments, modifications, extensions, restorations, and reversions thereof, moral rights, rights of authorship, and all other rights corresponding to the foregoing (“Copyrights”); (c) uniform resource locators, internet accounts and names, social media accounts and names, and registered internet domain names and registrations and applications therefor (“Internet Properties”); (d) industrial design rights and any registrations, patents and applications therefor (“Industrial Designs”); (e) mask works, and mask work registrations and applications therefor; (f) trademarks, trade dress, trade names, brand names, logos, slogans, service marks, and all other designations and identifiers of source and origin, whether registered or unregistered, in each case, together with all translations, annotations, derivations, and combinations of any of the foregoing, and including registrations and applications therefor and renewals and extensions thereof, and including all common law rights thereto and the goodwill associated with and appurtenant to each of the foregoing (“Trademarks”); (g) computer software, computer programs, applications (including apps, applets and mobile apps) and databases in any form, including source code, object code, firmware, operating systems and specifications, algorithms, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, development tools, libraries and library functions, and compilers, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation (including manuals, user guides, flow charts, comments, and training materials), developer notes, comments and annotations (“Software”); and (h) Trade Secrets.

“Intercompany Agreements” means the Contracts between or among Seller or one of its Subsidiaries (excluding the Purchased Entities), on the one hand, and any of the Purchased Entities, on the other hand, in respect of the Business, any Purchased Assets, any Purchased Shares or any Assumed Liabilities, or which involve any Purchased Entity (unless amended to exclude such Purchased Entity prior to the Closing without any further Liability to or obligation of such Purchased Entity) or which would constitute a Purchased Asset or which provides for any Liabilities that would constitute Assumed Liabilities, that are effective as of immediately prior to the Effective Time.

“Internet Properties” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“IPMA” means that certain Intellectual Property Matters Agreement attached hereto as Exhibit A and to be entered into by Seller and Buyer as of the Closing.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means all Software, information technology, networks, hardware, digital storage media, applications, infrastructure and computer systems used in connection with the Business, including networks, applications, hardware and digital storage and any technical components that the Business uses to process data.

“knowledge” of a Party means, with respect to Seller, the actual knowledge of the Persons listed on Schedule 1.1(a)(vi)(A) of the Disclosure Letter after reasonable internal inquiry , and with respect to Buyer, the actual knowledge of the Persons listed on Schedule 1.1(a)(vi)(B) of the Disclosure Letter after reasonable internal inquiry.

“Law” means any federal, state, local, foreign or supranational law, treaty, statute, ordinance, rule, constitution, administrative interpretation, code, Order or regulation enacted, promulgated or imposed by any Governmental Authority.

“Liabilities” means any indebtedness, obligation, guarantee, claim, deficiency and other liabilities, whether known or unknown, asserted or unasserted, absolute or contingent (or based on any contingency), accrued or unaccrued, liquidated or unliquidated, matured or unmatured, fixed or otherwise or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, judgments, awards or settlements, wherever or however arising (including whether arising by operation of Law, or out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be stated in financial statements or disclosed in the notes thereto.

“Liens” means any mortgage, easement, lease, sublease, right of way, right of first refusal or first offer, deed of trust, deed to secure debt, trust or title retention agreement, pledge, lien, charge, security interest, restriction on transfer (other than restriction on transfer arising under applicable securities Laws), restrictive covenant, servitude, option or other similar encumbrance. For the avoidance of doubt, a non-exclusive license of Intellectual Property Rights shall not be deemed to constitute a Lien.

“Losses” means any and all losses, damages, settlements, judgments, awards, penalties, fines, costs, charges, interest, Taxes, obligations, Liabilities, assessments, deficiencies or expenses (including reasonable and documented legal, expert, accountant and consultant fees and expenses) but excluding, except in the case of Fraud, any special, punitive or consequential damages (except to the extent awarded by a Governmental Authority or arbitrator in connection with a Third Party Claim).

“Material Adverse Effect” means any development, change, state of facts, condition, circumstance, occurrence, event or effect (each, an “Effect”) that, individually or in the aggregate, (i) prevents or materially impedes or impairs the ability of Seller and its Subsidiaries to consummate the transactions contemplated hereby or otherwise perform their obligations under this Agreement or (ii) has had or is reasonably expected to have a materially adverse effect on the operations, condition (financial or otherwise) or results of operations of the Business, the Purchased Assets or the Purchased Entities, taken as a whole; provided that, solely in the case of the foregoing clause (ii), none of the following shall, either alone or in combination, be deemed to constitute a Material Adverse Effect, or be taken into account in determining whether a Material Adverse Effect has occurred: (a) the public announcement of the sale of the Business and the execution of this Agreement and the other Transaction Documents (provided that this clause (a) shall not apply to any representation or warranty that is intended to address the consequences of the announcement of, or the compliance with, this Agreement or the other Transaction Documents), (b) the performance by Seller and its Subsidiaries of their respective express obligations under this Agreement or the other Transaction Documents (other than actions required by Section 6.1(a)(1)) (provided, however, that this clause (b) shall not apply to any representation or warranty that is intended to address the consequences of the compliance with this Agreement or the other Transaction Documents and the consummation of the transactions contemplated hereby or thereby), (c) general business, regulatory, financial or economic conditions in the United States or other foreign locations where the Business is operated, including changes in prevailing interest rates or fluctuations in currency (including any disruption thereof), (d) general changes, developments, or conditions in the industry or markets in which the Business is conducted, (e) any change in applicable Laws, any changes in GAAP (or the applicable accounting standards in any jurisdictions outside of the United States), or the enforcement or interpretation of any of the foregoing, in each case, after the Agreement Date, (f) any global or natural conditions or circumstances, including natural disasters, an outbreak or escalation of war (whether or not declared), armed hostilities, acts of terrorism, sabotage, political instability, cyberattacks or other national or international calamity, crisis or emergency, or any escalation or worsening of the foregoing, (g) any pandemic, epidemic, disease or contagion outbreaks or worsening thereof, earthquakes, volcanic eruptions, hurricanes, floods, tsunamis and other natural disasters or other natural conditions or weather-related events, circumstances or developments or (h) the failure of the financial or operating performance of the Business to meet estimates or expectations or internal forecasts, plans, projections or budgets (but the underlying reason for such failure to meet such forecasts, plans, projections or budgets may be taken into account in determining whether a Material Adverse Effect has occurred, provided such reason is not otherwise described in clauses (a) through (g) of this definition); provided that, in the case of the clauses (c), (d), (e), (f) and (g) of this definition, Effects referred to therein shall be excluded only to the extent they do not disproportionately impact the Business in a manner relative to the competitors of the Business in the industry in which the Business competes (i.e., if there is a disproportionate impact, only the extent of such disproportionate impact shall be taken into account in determining whether there is a Material Adverse Effect).

“Measures” means any non-material variation to the employment or work arrangements of any Automatic Transferred Employee transferring pursuant to the Acquired Rights Directive in connection with the Closing, which measure (a) would be possible to implement in accordance with the Acquired Rights Directive and (b) is communicated to or imposed on any relevant Automatic Transferred Employee at or prior to Closing.

“Notifying Party” means (a) Seller in the case of any matter for which any Seller Indemnified Party may be entitled to indemnification hereunder, and (b) Buyer in the case of any matter for which any Buyer Indemnified Party may be entitled to indemnification hereunder.

“OFAC” means the Office of Foreign Assets Control within the U.S. Department of the Treasury.

“Open Source Software” means any freeware, shareware, open source Software (e.g., Linux) or software that is distributed under similar licensing or distribution models. For the avoidance of doubt, “Open Source Software” includes software licensed or distributed under any of the following licenses or distribution models (or licenses or distribution models similar thereto): (a) the GNU General Public License (GPL), Lesser/Library GPL (LGPL) or Affero General Public License (Affero GPL); (b) the Artistic License (e.g., PERL); (c) the Mozilla Public License; (d) the Netscape Public License; (e) the Sun Community Source License (SCSL); (f) the Sun Industry Standards Source License (SISSL); (g) the BSD License; (h) Red Hat Linux; (i) the Apache License; (j) the O-RAN Software License; (k) the Standards Collaboration Copyright License; and (l) any other license or distribution model described by the Open Source Initiative as set forth at www.opensource.org.

“Opinions” mean the Fairness Opinion, the Solvency Opinion and the Bring-down Solvency Opinion.

“Order” means any judgment, order, injunction, stipulation, decree, writ, written ruling, permit or license of any Governmental Authority or any arbiter.

“Ordinary Course Inbound License” means any of the following to the extent the underlying license is to Seller or its Subsidiaries: (a) a Contract containing a license to Seller or its Subsidiaries to use, copy or distribute any substantially unmodified generally commercially available software or to use any generally commercially available service, including click wrap or shrink wrap licenses, in each case, where payments by Seller or its Subsidiaries under such Contracts have been (and are reasonably expected to be) less than $250,000 per year; (b) a license to Seller or its Subsidiaries to use Open Source Software; and (c) a Contract containing an inbound license to Seller or its Subsidiaries to use third party Intellectual Property Rights (other than Patents), where such license is incidental to the primary purpose of such Contract (such as an inbound license to use a customer’s Trademarks in a Contract for which the primary purpose is granting the customer a right to use the Products).

“ordinary course of business” means in the ordinary course of the operation of the Business consistent with past practice.

“Ordinary Course Outbound License” means, to the extent the underlying license is from Seller or its Subsidiaries, any Contract containing an outbound license from Seller or its Subsidiaries to use Transferred Intellectual Property Rights (other than Patents), where such license is incidental to the primary purpose of such Contract (such as an outbound license to use Trademarks in an inbound services Contract).

“Organizational Documents” means, with respect to any Person, collectively, its organizational documents, including any certificate of incorporation, notarial deed of incorporation, certificate of formation, articles of organization, articles of association, bylaws, operating agreement, certificate of limited partnership, partnership agreement and/or certificates of existence, as applicable.

“Patents” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Pension Employer” means CommScope Technologies AG (a company incorporated in Switzerland with registration number 3.016.007.55 and trading in England as an overseas company with registered number FC012671).

“Pensions Act 1995” means the United Kingdom Pensions Act 1995.

“Pensions Act 2004” means the United Kingdom Pensions Act 2004.

“Pensions Acts” means the Pensions Act 1995 and the Pensions Act 2004.

“Pensions Regulator” means the body corporate established under Section 1 of the United Kingdom Pensions Act 2004.

“Permits” means all Consents, registrations, licenses, permits, franchises, approvals, authorizations, Orders of, or filings with, any Governmental Authority.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments and other governmental charges that are not yet due and payable or, if due, that either are not due and payable or the amount or validity of which are being contested by appropriate Proceedings in good faith and for which appropriate reserves have been established and maintained in accordance with GAAP, (b) Liens arising by operation of Law in favor of warehousemen, landlords, workmen, mechanics or materialmen, securing amounts that are not due and payable or being contested in good faith and for which appropriate reserves have been established and maintained in accordance with GAAP, (c) protective filings related to operating leases with third parties entered into in the ordinary course of business, (d) with respect to the Business Real Property (i) zoning, entitlement, building and land use regulations, that are not, individually or in the aggregate, materially violated by the current use and operation of the Business and (ii) covenants, defects of title, conditions, encroachments, adverse rights or claims, easements, rights-of-way, restrictions and other similar charges or encumbrances or irregularities in title of record that in each case, individually or in the aggregate, do not materially interfere with the Business or impair the use, value or occupancy thereof in connection with the Business, (e) Liens incurred or deposits or pledges made in connection with workers’ compensation, unemployment insurance, retirement or similar Laws, in each case, mandated under applicable Laws or other social security programs, (f) Liens listed on Schedule 1.1(a)(vii) of the Disclosure

Letter, (g) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business, (h) Liens imposed under applicable securities Laws, (i) any Liens created by or through Buyer or any of its Affiliates, (j) Liens on goods in transit incurred pursuant to documentary letters of credit, incurred in the ordinary course of business, (k) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, (l) Liens that are imposed on the underlying fee or other interest in real property subject to a real property lease, (m) Liens in favor of lessors or landlords arising under any Real Property Lease or arising under statutory or common Law to secure landlords, lessors or renters under leases or rental agreements, (n) Liens disclosed on or reflected in the Unaudited Financial Information and (o) Liens relating to intercompany borrowings among Seller and its Subsidiaries.

“Person” means an individual, Business Entity or Governmental Authority.

“Personal Information” means (i) a natural Person’s name, street address, telephone number, email address, photograph, social security number, date of birth, driver’s license number, passport number, other government identification number, payment card number, bank information, health or medical information, biometric identifiers, geolocation, or user or account number or any other piece of information that, alone or in combination with other information, allows the identification of a natural Person, and (ii) “personal information,” “personal data,” or the equivalent under applicable Law.

“Post-Closing Tax Period” means any Tax period commencing after the Closing Date and the portion of any Straddle Period commencing after the Closing Date (with the Taxes attributable to such portion of a Straddle Period determined in accordance with Section 6.8(a)(iii)).

“Pre-Closing Tax Period” means any Tax period ending on or prior to the Closing Date and the portion of any Straddle Period ending on and including the Closing Date (with the Taxes attributable to such portion of a Straddle Period determined in accordance with Section 6.8(a)(iii)).

“Privacy Laws” means all Laws applicable to the Business, in each case, that are applicable to the collection, processing, transfer, dissemination and storage of Personal Information, data privacy, data security, data breach notification, and the cross-border transfer of Personal Information.

“Privacy Policies” means all published, posted, and internal agreements and policies relating to the Business’s processing of Business Data.

“Proceeding” means any judicial, administrative or arbitral claim, charge, complaint, action, audit, arbitration, mediation, hearing, investigation, subpoena, proceeding, litigation or suit commenced, brought, conducted, or heard by or before, any Governmental Authority or arbitrator.

“Purchased Entities” means, collectively, those Business Entities to be conveyed to Buyer or any Other Share Buyer in accordance with the Step Plan.

“Purchased Shares” means the shares of capital stock of, or any other equity or ownership interests in, the Purchased Entities.

“Release” means, with respect to Hazardous Materials, any spilling, emitting, leaking, pumping, pouring, injecting, escaping, disposing, discharging, dumping or leaching into the environment.

“Repatriation Costs Amount” means the amount of Taxes (including withholding Taxes) that would be incurred by Buyer and its Affiliates if the Excess Cash Amount of each non-U.S. Purchased Entity were repatriated to the United States of America immediately after the Effective Time; provided, that, for the sake of clarity, the calculation of the Repatriation Costs Amount shall exclude any Business Cash funded by Buyer or any of its Affiliates; provided, further, that the calculation of the Repatriation Costs Amount shall be based on the assumed Buyer structure as set forth in Exhibit D (for the avoidance of doubt the method of calculation of the Repatriation Cost Amount is not intended to restrict Buyer’s ability to alter its structure or the steps actually taken to repatriate any Excess Cash Amount to the United States of America).

“Representatives” of any Person means (x) if such Person is a Business Entity, any Affiliate of such Person and (y) its and, to the extent such Person is a Business Entity, its Affiliates’ respective, directors, officers, employees, financial advisors, attorneys, accountants and other advisors and representatives.

“Restricted Business Cash” means cash and cash equivalents of the Purchased Entities that are reserved and unavailable for immediate or general business use by the Purchased Entities pursuant to Law or Contract (for the avoidance of doubt, excluding any such unavailability resulting from Taxes imposed as a result of the repatriation of such amount to the United States of America or another applicable jurisdiction).

“Retirement Benefits” means any pension, lump sum, gratuity, annuity, indemnity, compensation or similar benefit provided or to be provided on or after retirement (including early retirement), death, ill-health, disability or termination of employment based on service with an employer, including for the avoidance of doubt, termination indemnity and seniority premium arrangements and mandatory government and social security pension arrangements that provide benefits upon any voluntary cessation of employment.

“RSUs” means restricted stock units of Seller granted to Business Employees.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means: (a) any Person listed on any Sanctions-related list of designated or blocked persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any member state thereof, or the United Kingdom; (b) any Person resident in, operating in, or organized under the Laws of a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Benefit Plans” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA and whether or not located or operated in the U.S.), and each other compensation, severance, redundancy pay, change in control, health or medical, dental, vision, sick leave, prescription, life insurance, fringe benefits plan, deferred compensation, retention, consulting or employment plan, policy, program or agreement, each vacation, paid time off, insurance coverage, disability coverage, disability benefits, death benefits, workers’ benefits, pension, supplemental unemployment benefit, profit sharing, retirement, post-employment or retirement benefits, incentive, bonus plan, commission plan, other Contract, program or policy that provides benefits to a service provider of Seller or its Subsidiaries, and each stock option, stock purchase, and restricted stock or other equity or equity-linked plan, program or policy, in each case, whether or not written, under which any Business Employee, or current or former individual service provider, consultant, director or employee of the Business (or any spouse, dependent or beneficiary thereof) has any present or future right to benefits and that is contributed to, sponsored or maintained (in whole or in part) or entered into by Seller or any of its ERISA Affiliates or under which Seller, the Other Sellers, the Purchased Entities and any of their ERISA Affiliates has had or has any present or future Liability, in any case, for the benefit of any Business Employee or that is maintained, sponsored or contributed to by or on behalf of any Purchased Entity; provided that the term “Seller Benefit Plans” shall not include any plan, program or arrangement that is sponsored by a Governmental Authority.

“Services” has the meaning ascribed to such term in the Transition Services Agreement.

“Shared Contracts” means Contracts of Seller or any of its Subsidiaries with one or more third parties that relate to, or under which the rights of Seller or its Subsidiaries are exercised for the benefit of, both (a) any Purchased Assets, the Purchased Entities, or the Business and (b) any Excluded Assets or any business(es) of Seller and its Subsidiaries other than the Business; provided that Shared Contracts shall exclude (i) any Contracts in respect of Shared Services to be provided to Buyer under the Transition Services Agreement and (ii) any Contracts in respect of “Excluded Services” under the Transition Services Agreement; provided, further, that with respect to any Shared Contract for which Seller has received a signed acknowledgment from the counterparty thereof consenting to the assignment or replication of the rights and obligations under such Shared Contract relating to the Business, such assigned or replicated Contract shall not be deemed a Shared Contract and, instead, shall be treated as an Assigned Contract for purposes of this Agreement from the date such acknowledgement is received by Seller.

“Shared Services” means corporate or shared services provided to, or in support of the Business, that are general corporate or other overhead services and/or that are provided to or used by both the Business and other businesses of Seller and its Subsidiaries, including telecommunications equipment and services, logistics services, fleet services, energy/utilities services, procurement and supply arrangements, treasury services, accounting and finance services, public relations, legal and risk management services, internal audit services, human resources services, employee benefits services, credit, collections and account payable services, property management services, environmental support services, customs and excise services, billing services, order entry services, fulfillment services and other ancillary or corporate shared services, in each case, including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software or other technology used in connection therewith.

“SoC” means any schedule of contributions or recovery plan (as amended or replaced from time to time) in relation to the UK DB Plan for the purposes of section 226 or section 227 of the Pensions Act 2004.

“Software” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Solvency Opinion” means the solvency opinion of Kroll, LLC (“Kroll”) addressed to Seller, dated as of the date hereof, as made available by Seller in advance of the execution of this Agreement to Buyer, to the effect that immediately before and immediately after giving effect to the transactions contemplated by this Agreement, Seller is Solvent (with the meaning ascribed to such term on Schedule 1.1(a)(viii) of the Disclosure Letter), together with a reliance letter addressed to Buyer.

“Solvent” means, with respect to any Person, that (a) the fair value of the assets of such Person is, on the date of determination, greater than the total amount of its liabilities (including contingent liabilities) of such Person as of such date, (b) such Person is able to pay all liabilities (including contingent liabilities and liabilities it is reasonably expected to incur) of such Person as such liabilities mature, and (c) such Person does not have unreasonably small assets or capital for the operation of the businesses in which it is engaged or proposed to be engaged after the Closing Date, in each case as such terms are generally determined in accordance with the applicable Laws governing determinations of the insolvency of debtors.

“Statutory Minimums” means prohibitions or restrictions by Law against distributions or dividends due to surplus, minimum capital, thin capitalization, maintenance of capital or similar requirements.

“Step Plan” means the transaction step plan attached hereto as Exhibit C, including any amendments to the extent made in accordance with Section 2.7(a).

“Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” or “Subsidiaries” of Buyer, Seller or any other Person means any corporation, partnership or other Business Entity of which Buyer, Seller or such other Person, as applicable (either alone or through or together with any other Subsidiary), (a) owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership or other Business Entity or is entitled to 50% or more of the economic value of such Business Entity, or (b) is the general partner or managing member (and all Subsidiaries of such Person). For the avoidance of doubt, as used in this Agreement, the term “Subsidiary” shall, with respect to Seller for all periods prior to the consummation of the transactions contemplated by this Agreement and with respect to Buyer for all periods following the consummation of the transactions contemplated by this Agreement, include each Purchased Entity actually acquired pursuant to this Agreement, in each case, provided that such Person otherwise satisfies the definition of “Subsidiary” due to the criteria set forth above; provided, further, that no Purchased Entity shall be deemed to be a “Subsidiary” of Buyer unless and until legal title to the equity interests of such Person has, directly or indirectly, transferred to Buyer or an Other Buyer in accordance with the terms and provisions of this Agreement.

“Tax” or “Taxes” means federal, state, county, local or non-U.S. income, gross receipts, registration, ad valorem, VAT, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security or similar social insurance obligations or contributions, payroll, business license, business organization, workers compensation, profits, documentary, stamp, occupation, windfall profits, customs, duties, franchise, capital, alternative or add-on minimum, escheat or unclaimed property, estimated or other tax, charge, fee, levy or other assessment in the nature of a tax imposed or required to be withheld by any Governmental Authority including any estimated payments related thereto, any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof, and including any Liability for the taxes of another Person as transferee or successor or by Contract.

“Tax Return” means any return, declaration, report, election, claim for refund, disclosure, form, estimated return and information statement or other document filed or required to be filed with a Taxing Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means any agreement relating to the sharing, allocation, or indemnification of Taxes or any similar Contract (excluding (a) allocations, Tax distributions, or provisions relating to Tax audits or other Proceedings under an entity’s organizational documents and (b) any agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

“Taxing Authority” means the IRS and any other Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.

“Trade Controls” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Trade Secrets” means trade secrets and all other rights in or to Confidential Information.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Transaction Documents” means, collectively, this Agreement, the IPMA, the Transition Services Agreement, the Disclosure Letter, the Opinions, the Closing Transfer Documents and any other agreement, document, certificate or instrument contemplated hereby to be executed and delivered by the Parties or their Affiliates in connection with execution of this Agreement or the transactions contemplated hereby, and the Exhibits, Appendices and Schedules hereto and thereto.

“Transaction Tax Deductions” means, without duplication, any item of loss, deduction or credit resulting from or attributable to fees, costs and expenses relating to or arising out of (i) the payment of any Indebtedness required by this Agreement, (ii) the payment of any expenses incurred in connection with the negotiation, execution, and performance of this Agreement, including the Closing Steps and the Restructuring Activities, and the other Transaction Documents, (iii) any payment of compensation, or vesting of compensation or property that arises from or in connection with any of the transactions contemplated by this Agreement, (iv) the payment of any other bonuses, severance payments, retention payments or similar payments made by the Purchased Entities on or prior to the Closing Date or included in the computation of the Final Purchase Price or which constitute Excluded Liabilities, (v) the payment of Fixed Cash LTI Awards, Deal Related Severance and Change of Control Bonuses, and (vi) any other transaction costs of, or payments by the Purchased Entities with respect to the transactions contemplated hereby, in each case, including any employer side payroll, Medicare, social or national insurance contributions, and other similar Taxes payable in connection therewith, and in each case to the extent (x) deductible for applicable Income Tax purposes by a Purchased Entity in the Pre-Closing Tax Period at a “more likely than not” or higher level of confidence and (y) either paid by or on behalf of the Purchased Entities at or prior to the Effective Time or included as a liability in determining the Final Closing Net Working Capital or Final Business Indebtedness; provided that with respect to any “success-based fees,” 70% of such success-based fees shall be treated as deductible in accordance with Revenue Procedure 2011-29 and any similar or corresponding provision of applicable Law.

“Transfer Regulations” means any Law related to the automatic transfer, or liability related to transfer, of employees in connection with the event of transfers of undertakings, businesses or parts of businesses, or acquisition, sales or mergers, including the Council Directive 2001/23/EC of 12 March 2001 on the approximation of the laws of the Member States (as defined therein) and the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses (and its amendments) (collectively referred to as “Acquired Rights Directive”), the legislation and regulations of any EU Member State implementing such Acquired Rights Directive and other similar or comparable Laws related to the transfer, or liability related to transfer, of employees.

“Transfer Taxes” means all transfer, real property transfer, sales, use, grantee/grantor, stamp, ad valorem, conveyance, VAT, custom duty, documentary, registration and other similar Taxes (including charges for or in connection with the recording of any instrument or document and any interest, penalties, assessments or additions imposed thereon or with respect thereto), and shall include any Indirect Transfer Taxes and any withholding Taxes with respect to the foregoing, but for the avoidance of doubt excluding income, profits or gains Taxes (and indirect capital gains and withholding Taxes with respect to the foregoing).

“Transition Services Agreement” means that certain Transition Services Agreement attached hereto as Exhibit B and to be entered into by Seller and Buyer as of the Closing, pursuant to which Seller, through itself and/or one or more of its direct or indirect Subsidiaries, will cause certain services to be provided to Buyer or its Subsidiaries and Buyer, through itself and/or one or more of its direct or indirect Subsidiaries, will cause certain services to be provided to Seller or its Subsidiaries in connection with the transition of the Business to Buyer.

“Treasury Regulations” means the federal income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

“Trustee” means any trustee of the UK DB Plan from time to time.

“UK DB Plan” means the Andrew Limited Pension and Life Assurance Plan, currently governed by a definitive trust deed and rules dated 16 May 2012 (as amended from time to time).

“UK DB Plan Amount” means $5,000,000.

“UK DB Plan Transfer” means, at or prior to the Closing, the FAA having (i) been validly executed by each party to it and (ii) come into full legal force and effect in accordance with its terms and applicable Law.

“UK GDPR” means the UK Data Protection Act 2018 (“DPA”), the UK General Data Protection Regulation as defined by the DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019.

“UK Pension Entity” means the Pension Employer and any other Purchased Entity which: (i) is an “employer” of the UK DB Plan for the purposes of, inter alia, the Pensions Acts; or (ii) otherwise sponsors or participates in the UK DB Plan other than solely in relation to “money purchase benefits”, as defined in section 181 of the Pension Schemes Act 1993.

“UK Pension Guarantee” means the guarantee by CommScope, Inc. of North Carolina dated December 30, 2010 in relation to the UK DB Plan (as amended from time to time). For the purposes of this Agreement, the UK Pension Guarantee shall not be a Business Guarantee.

“UK Pension Liabilities” means any Liabilities payable to, or in respect of, the UK DB Plan, including but not limited to: (i) pursuant to, under or in accordance with, any SoC; (ii) pursuant to, or arising under, the governing documentation of the UK DB Plan; (iii) under or in respect of section 75 or section 75A of the Pensions Act 1995; (iv) in relation to, or as a consequence of, any actual, pending or threatened exercise of any of the Pensions Regulator’s powers under the Pensions Act 2004 (including carrying out a preliminary investigation), including seeking to issue, or the issuance of, a contribution notice or financial support direction for the purposes of sections 38 to 51 of the Pensions Act 2004; (v) in relation to, or as a consequence of, the actual, pending or threatened imposition of a penalty under section 58C or section 58D of the Pensions Act 2004 (including any applicable regulatory or statutory body carrying out a preliminary investigation in relation thereto), (vi) any Liabilities payable in relation to, in connection with, and/or as a result of, any Buy-Out; and (vii) any Liabilities which arise as a result of and/or in connection with: (y) any claim or challenge by or on behalf of any entity, person or Insurer; and/or (z) any finding, determination or judgment by any tribunal or court, in either case, that the UK DB Plan has not been properly or validly amended, operated, administered and/or funded in accordance with its governing terms from time to time and applicable Law for the purposes of the equalization of normal retirement ages for male and female members on or after May 17, 1990.

“VAT” means value added Tax, goods and services Tax, or other similar Taxes, including such Taxes imposed on the supply of goods and services under European Union Directive 2006/112/EC (or under any Laws authorized by that directive) and any similar value added Tax pursuant to the Laws of any jurisdiction which is not a member of the European Union, and any interest or penalties in respect thereof, but excluding, for the avoidance of doubt, any direct or indirect capital gains Taxes, any Income Taxes, and any withholding Taxes.

“WC Cash Amount” shall mean, with respect to each non-U.S. Purchased Entity, the amount set forth on Schedule 1.1(a)(ix) of the Disclosure Letter with respect to such non-U.S. Purchased Entity.

Section 1.2 Other Defined Terms. The following terms have the meanings assigned to such terms in the location set forth below:

DEFINITION	LOCATION

accrued PTO	6.6(g)
Acquisition Proposal	6.22
Agreement	Preamble
Agreement Date	Preamble
Allocation Methodology	3.3
Allocation Statement	3.3
Alternative Election	6.8(d)(vi)
Alternative Transfer Employee	6.6(b)
Alternative Transfer Method	6.6(b)
Annual Financial Information	4.11(a)
Assigned Contracts	Appendix A
Assigned Material Contract	4.5(a)
Assumed Debt	Appendix B
Assumed Employee Liabilities	Appendix B
Assumed Insurance Proceeds	Appendix A
Assumed Liabilities	Appendix B
Assumed Pending Litigation	Appendix B
Base Purchase Price	3.1

Bill of Sale	2.5(a)
Books and Records	6.5(a)
Business Employee Census	6.6(a)
Business Financial Statements	6.20
Business Guarantees	6.15
Business Indemnitees	6.9(a)
Business Real Property	Appendix A
Business Related Party	4.21
Buyer	Preamble
Buyer Benefit Plans	6.6(k)
Buyer Indemnified Parties	9.1(a)
Buyer Indemnified Party	9.1(a)
Buyer Losses	9.1(a)
Buyer-Signed Tax Returns	6.8(d)(ii)
Buyer Tax Claim	6.8(g)(i)
CBA	4.5(a)(xix)
Closing	8.1
Closing Business Cash	3.1
Closing Business Indebtedness	3.1
Closing Date	8.1
Closing Statement	3.5(a)
Competing Activity	6.10(a)
Compliant Offer	6.6(b)
Confidentiality Agreement	6.2(b)
Continuing Employee	6.6(b)
Data Protection Requirements	4.17(a)
Deemed Asset Sale Election	6.8(d)(vi)
Determination Date	3.5(f)
Disclosure Letter	Article 4
Dispute Notice	3.5(c)
Effective Time	8.1
Employing Entity	6.6(b)
EOR Agreements	6.6(b)
Equipment	Appendix A
Equity Transfer Documents	2.5(a)
Estimated Business Cash	3.2(a)
Estimated Business Indebtedness	3.2(a)
Estimated Closing Net Working Capital	3.2(a)
Estimated Closing Statement	3.2(a)
Estimated Purchase Price	3.2(a)
Excess Intercompany Amount	6.8(l)
Excluded Assets	Appendix C
Excluded Liabilities	Appendix D
Existing Purchased Entity Employee	6.6(b)
Fairness Opinion	4.23
Final Business Cash	3.5(f)
Final Business Employee Census	6.6(a)
Final Business Indebtedness	3.5(f)
Final Closing Net Working Capital	3.5(f)
Final Closing Statement	3.5(f)
Final Purchase Price	3.5(f)

Former Business Employee	4.12(s)
Governmental Authority	4.3(a)
Indemnified Tax Liabilities	6.8(a)(i)
Independent Accountant	3.5(e)
Information	6.13
Insurance Claim	6.7(g)(i)
Inventory	Appendix A
Labor Organization	4.12(s)
Leased Real Property	Appendix A
Local Transfer Agreement	2.5(a)
Material Customers	4.18(a)
Material Suppliers	4.18(b)
Negative Adjustment Amount	3.5(g)
Non-Executive Employees	6.1(a)(viii)
Non-Party Affiliates	11.15
Non-U.S. Continuing Employee	6.6(b)
Non-U.S. Plan	4.12(a)
Notification	6.8(g)(i)
Offer Recipient Employee	6.6(b)
Other Asset Buyer	2.1
Other Asset Seller	2.1
Other Buyers	2.2
Other Sellers	2.2
Other Share Buyer	2.2
Other Share Seller	2.2
Outside Date	10.1(b)
Owned Real Property	Appendix A
Parties	Preamble
Party	Preamble
Positive Adjustment Amount	3.5(g)
Preliminary Allocation Statement	3.3
Privileged Information	6.13
Privileges	6.13
Products	Appendix A
Purchase Price	3.1
Purchase Transaction	Recitals
Purchased Assets	Appendix A
R&W Insurance Policy	6.17
Real Property Leases	Appendix A
Reference Date	4.11(a)
Reference Statement	4.11(a)
Refund Recipient	6.8(e)
Registered Transferred IPR	4.7(a)
Reimbursed Amounts	6.7(b)
Restructuring Activities	2.7(a)
Restructuring Documents	2.7(b)
Retained Claims	9.2(b)
SEC	4.3(a)
Section 3.3 Assets	3.3
Security Breach	4.17(b)
Selected Firm	6.8(f)(iii)

Selected Firm’s Determination	6.8(f)(iii)
Seller	Preamble
Seller Indemnified Parties	9.1(b)
Seller Indemnified Party	9.1(b)
Seller Losses	9.1(b)
Seller Marks	6.19
Seller Occurrence Policy	6.7(g)(ii)
Seller-Signed Tax Returns	6.8(d)(i)
Seller Tax Claim	6.8(g)(i)
Tax Claim	6.8(g)(i)
Tax Return Filer	6.8(d)(iii)
Third Party Claim	9.3(b)(i)
Third Party Claim Notice	9.3(b)(i)
Third-Party Processor	4.17(a)
Transferred Intellectual Property Rights	Appendix A
Transferred IT Assets	Appendix A
U.S. Continuing Employee	6.6(b)
Unaudited Financial Information	4.11(a)
Unvested Awards	6.6(f)
WARN Act	4.12(v)
Willful Breach	10.2
Withheld Party	3.7(a)
Withholding Party	3.7(a)

ARTICLE 2

SALE OF ASSETS AND SHARES AND ASSUMPTION OF LIABILITIES

Section 2.1 Asset Purchase. Upon the terms and subject to the conditions set forth in this Agreement (including compliance with the Step Plan), at the Closing, Seller shall, and shall cause each of its applicable Subsidiaries (each such Subsidiary, an “Other Asset Seller”) to, sell, assign, transfer, convey and deliver to Buyer or any designated wholly-owned Subsidiary of Buyer (each such Subsidiary, an “Other Asset Buyer”), and Buyer shall, or shall cause such Other Asset Buyer to, acquire and accept from Seller or such Other Asset Seller, all of Seller’s and such Other Asset Sellers’ respective right, title and interest in and to all such Purchased Assets held by them as they exist at the Closing, free and clear of any Liens other than Permitted Liens.

Section 2.2 Share Purchase. Upon the terms and subject to the conditions set forth in this Agreement (including compliance with the Step Plan), at the Closing, Seller shall, and shall cause each of its applicable Subsidiaries (each such Subsidiary, an “Other Share Seller” and, together with the Other Asset Sellers, the “Other Sellers”) to, sell, assign, transfer, convey and deliver to Buyer or any designated wholly-owned Subsidiary of Buyer (each such Subsidiary, an “Other Share Buyer” and, together with the Other Asset Buyers, the “Other Buyers”), and Buyer shall acquire and accept, or shall cause such Other Share Buyer to acquire and accept, from Seller or such Other Share Seller, as applicable, all of Seller’s or such Other Share Seller’s respective right, title and interest in and to such Purchased Shares, free and clear of any Liens other than restrictions on transfer under applicable securities Law.

Section 2.3 Excluded Assets. All Excluded Assets shall be retained by Seller and its Subsidiaries and are not being acquired by Buyer or any Other Buyer.

Section 2.4 Assumed Liabilities; Excluded Liabilities.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer and the Other Buyers shall accept, assume and agree to pay, perform, fulfill and discharge when due any and all Assumed Liabilities. Following the Closing, Buyer and the Other Buyers shall be responsible for all Assumed Liabilities, regardless of when or where such Assumed Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Closing Date, regardless of where or against whom such Assumed Liabilities are asserted or determined or whether asserted or determined prior to the Agreement Date. Buyer shall not be released from any Liability hereunder if it assigns any of its rights or Liabilities hereunder to any of its Affiliates.

(b) The Parties agree that, except for the Assumed Liabilities, Buyer and its Affiliates shall not accept, assume, pay, perform, fulfill or discharge or otherwise have any Liability for, and Seller and its Subsidiaries (excluding any Purchased Entity) shall retain, and shall be solely responsible and liable for paying, performing, fulfilling and discharging when due, all Excluded Liabilities.

Section 2.5 Transfer.

(a) The right, title and interest in and to the Purchased Assets and the Purchased Shares at Closing shall be sold, assigned, transferred, conveyed and delivered, and the Assumed Liabilities shall be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Shares and the Purchased Assets and an assumption of the Assumed Liabilities in accordance with the terms set forth herein in the jurisdictions in which such transfers or assignments are to be made. Such transfer and assumption agreements shall be in a form mutually agreed by the Parties, as required in each jurisdiction, and shall include: (i) with respect to the Purchased Shares, to the extent that such Purchased Shares are in certificated form, certificates evidencing the Purchased Shares duly endorsed in blank or with stock powers duly executed in proper form for transfer, and, to the extent that such Purchased Shares are not in certificated form, stock powers or other instruments of transfer duly executed in blank, and in either case, any other equivalent or alternative procedure required under local Law to effect valid transfer of the Purchased Shares, including any short-form notarial deeds, instruments or other similar documents as necessary, and with any required stock transfer stamps affixed thereto (the “Equity Transfer Documents”); (ii) to the extent required by Law or otherwise agreed by the Parties and in compliance with Section 2.5(b), a local transfer agreement, and/or local assignment or conveyance deed or such other instrument for any transfer or assignment, as applicable, for each jurisdiction other than the United States in which Purchased Assets or Assumed Liabilities are located or the Purchased Entities are organized (each such agreement, a “Local Transfer Agreement”); and (iii) with respect to the Purchased Assets and Assumed Liabilities, to the extent necessary in addition to the Equity Transfer Documents and the Local Transfer Agreements or otherwise agreed by the Parties, a bill of sale and assignment and assumption agreement in a form to be mutually agreed upon by the Parties (each such agreement, a “Bill of Sale”); which, in each case, for the avoidance of doubt, shall not contain provisions expanding the scope of the Parties’ respective obligations as set forth in this Agreement.

(b) Each Local Transfer Agreement shall be that which is customary in the relevant jurisdiction for a transfer or assignment of the type of assets or shares, as applicable, being transferred or assigned pursuant to such Local Transfer Agreement and shall be consistent with the terms of this Agreement and otherwise mutually acceptable to Buyer and Seller (and the relevant Other Sellers and Other Buyers, as required under applicable local Law) in all respects; provided, in each case, that (i) to the extent permissible under local Law, the Local Transfer Agreements shall serve purely to effect the legal transfer or assignment of the applicable Purchased Assets or Purchased Shares and shall not have any effect on the value being received by Seller or given by Buyer in the Purchase Transaction, or the terms and conditions of the transactions contemplated hereby, all of which shall be determined by this Agreement, except where required by local Law (and any consideration paid by Buyer or any of its Affiliates to Seller or any of its Subsidiaries pursuant to any Local Transfer Agreement shall be deemed for all purposes to comprise part of, and not be in addition to, the amounts payable hereunder), (ii) no such Local Transfer Agreement shall in any way modify, amend, or constitute a waiver of, any provision of this Agreement (except to the extent required by Law of the applicable jurisdiction), and (iii) no such Local Transfer Agreement shall include any additional representations or warranties, covenants or agreements except to the extent required by Law of the applicable jurisdiction. In the event of any inconsistency between this Agreement and a Local Transfer Agreement, this Agreement will control to the extent permissible under Law of an applicable jurisdiction. Such transfer or assignment pursuant to this Agreement or any other Transaction Document will be effective as of Closing or at such other times as specifically provided in each respective Transaction Document and will be subject to the terms and conditions of this Agreement and the applicable Transaction Document.

Section 2.6 Approvals and Consents.

(a) Notwithstanding anything to the contrary in this Agreement (including with respect to the Restructuring Activities), this Agreement and the Local Transfer Agreements shall not constitute the sale, conveyance, assignment, transfer or delivery of any Purchased Asset that is not assignable or transferable (i) without the consent of any Person other than Seller, the Purchased Entities or any Subsidiary of Seller or Buyer, to the extent that such consent shall not have been obtained prior to the Closing or (ii) without violating any applicable Law; provided, however, that Seller and Buyer shall have the continuing obligation until two years after the Closing (or, if earlier, until the lapse, expiration or termination of any such Purchased Asset that is a Contract) to use reasonable best efforts and otherwise cooperate with each other to obtain all necessary consents to the assignment or transfer thereof, it being understood that (A) other than general internal costs, overhead and use of internal personnel and assets or infrastructure (which, for the avoidance of doubt, shall not be charged by way of a holding fee or otherwise), neither Seller, nor Buyer nor any of their respective Affiliates or Subsidiaries shall be required to expend money (except to the extent Seller and Buyer reasonably agree to expend money and share in such expenditure equally), incur any Liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain such consents, and (B) in connection therewith, Seller shall not, and shall cause its Subsidiaries (including, if prior to the Closing, the Purchased Entities) not to, (I) commit to make any payments other than cash payments that are approved by Buyer and borne equally between the parties hereto (in which case Seller shall, or shall cause its Subsidiaries to, promptly upon receipt of Buyer’s portion of such payment, make such payment in full) or (II) make any material concession that would purport to bind Buyer, its Affiliates or, following the Closing, the Business or any Purchased Entity. Upon obtaining the requisite third party consents thereto, such Purchased Assets shall promptly be transferred and assigned to Buyer (or the applicable Subsidiary of Buyer) hereunder at no additional cost (subject to the occurrence of the Closing).

(b) With respect to any Purchased Asset that is not transferred and assigned to Buyer at the Closing by reason of Section 2.6(a), after the Closing and for two years thereafter (or, if earlier, until the lapse, expiration or termination of any such Purchased Asset that is a Contract), until any requisite consent is obtained therefor and the same is transferred and assigned to Buyer (or the applicable Subsidiary of Buyer), the Parties shall cooperate with each other and use their reasonable best efforts to obtain for Buyer, at no cost to Seller or Buyer or any of their respective Affiliates, an arrangement with respect thereto to provide Buyer (or the applicable Subsidiary of Buyer) the benefits, and for Buyer to bear the obligations and burdens, thereunder and to otherwise put Buyer and Seller (and their respective Subsidiaries) in the position they would have been in had such Purchased Asset and Assumed Liabilities thereunder been transferred and assumed directly at the Closing (i.e., without limiting that all Liabilities thereunder nevertheless constitute Assumed Liabilities, and such assets nevertheless constitute Purchased Assets, for all purposes of this Agreement regardless of whether such consents are obtained). In furtherance of the foregoing, Seller shall, and shall cause its Subsidiaries to, without further consideration therefor, pay and remit to Buyer all monies, rights and other consideration received in respect of such Purchased Asset (net of any Taxes incurred in respect of such amounts) as promptly as reasonably practicable after receipt thereof and Buyer shall pay, perform and discharge fully, promptly when due, all of the obligations of Seller and its Subsidiaries in respect of such Purchased Asset and Assumed Liabilities, each as if such Purchased Asset had been transferred at the Closing. If the requisite consents have not been received by the date that is two years after the Closing Date, Buyer and Seller shall work in good faith to expeditiously identify alternative means or structures by which any remaining Purchased Assets (and/or the benefits thereof) may be transferred (or otherwise made available) to Buyer.

(c) The Parties have determined that it is advisable that the Shared Contracts that are not also Excluded Shared Contracts be separated or replicated into separate Contracts between the applicable third party and each of (i) the business retained by Seller and its Subsidiaries and (ii) the Business, or, with respect to certain Shared Contracts involving Intellectual Property Rights, to take such other steps as may be contemplated or permitted by such Shared Contract to permit such Shared Contract to continue to cover or benefit the Business in a substantially comparable manner. The Parties agree to cooperate and use their respective reasonable best efforts to provide reasonable assistance prior to the Closing and, to the extent not achieved prior to the Closing, then for two years thereafter (or, if earlier, until the lapse, expiration or termination of any such Shared Contract; provided, that during such two-year period, Seller shall require the prior written consent of Buyer to voluntarily terminate (excluding, for the sake of clarity, non-renewal) or willfully breach (in a manner that adversely affects the Business) a Shared Contract not previously separated or replicated as contemplated by this Section 2.6(c)), in effecting the separation, replication or sublicensing, as applicable, of such Shared Contracts (with such separated Shared Contract imposing no material additional or differing obligations (except, in each case, arising from different volume-based arrangements or credit rating of Buyer) than, and otherwise on substantially the same terms (including with respect to pricing) as, the applicable Shared Contract (except that the replicated Shared Contract will only pertain to the Business) or other terms mutually agreeable to the Parties in accordance with the terms and subject to the conditions set forth herein) and, once so separated or replicated, such separated or replicated Contract relating to the Business shall be deemed an Assigned Contract hereunder and transferred to and assumed by Buyer or a Purchased Entity, as applicable, directly (but, in the case of Buyer, no sooner than the Closing), at no additional cost to Buyer; provided, however, it being understood that (A) other than general internal costs, overhead and use of internal personnel and assets or infrastructure (which, for the avoidance of doubt, shall not be charged by way of a holding fee or otherwise), neither Seller, nor Buyer nor any of their respective Affiliates or Subsidiaries shall be required to expend money (except to the extent Seller and Buyer reasonably agree to expend money and share in such expenditure equally), incur any Liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to separate or replicate such Contracts and (B) in connection therewith, Seller shall not, and shall cause its Subsidiaries (including, if prior to the Closing, the Purchased Entities) not to, (I) commit to make any payments other than cash payments that are approved by Buyer and borne equally between the parties hereto (in which case Seller shall, or shall cause its Subsidiaries to, promptly upon receipt of Buyer’s portion of such payment, make such payment in full) or (II) make any material concession that would purport to bind Buyer or its Affiliates or, following the Closing, the Business or any Purchased Entity. Further, with respect to any Shared Contract that is not an Excluded Shared Contract, after the Closing and for two years thereafter (or, if earlier, until the lapse, expiration or termination of any such Shared Contract), until any separate Contract (if any) is obtained therefor (at which time such separate Contract (if any) will be transferred to and assumed by Buyer or the applicable Subsidiary of Buyer), the Parties shall cooperate with each other and use their reasonable best efforts to obtain for Buyer, at no cost to Seller or Buyer or any of their respective Affiliates, an arrangement with respect thereto to provide Buyer (or the applicable Subsidiary of Buyer) substantially comparable benefits, and for Buyer to bear the obligations and burdens, thereunder and to otherwise put Buyer and Seller (and their respective Subsidiaries) in the position they would have been in had such Shared Contract, to the extent relating to the Business (and the Assumed Liabilities associated therewith), been transferred and assumed directly at the Closing. In furtherance of the foregoing, if, after the Closing, Seller or any of its Subsidiaries (other than the Purchased Entities), on the one hand, or Buyer or any of its Subsidiaries (including the Purchased Entities), on the other hand, receives any benefit or payment or suffers any payment or obligation that under any Shared Contract was intended for the other, Seller and Buyer shall, and shall cause their respective Subsidiaries to, deliver such benefit or payment to the applicable party or pay or perform such payment or obligation, including any additional Taxes incurred by Seller, Buyer or any of their respective Subsidiaries in connection therewith.

(d) Notwithstanding anything herein to the contrary, the provisions of this Section 2.6 shall not apply to any consent, clearance, waiting period expiration or termination, authorization or approval of any Governmental Authority, which Consents shall be governed solely by Section 6.3.

(e) Buyer acknowledges and agrees, on behalf of itself and its Affiliates, that certain consents to the transactions contemplated by this Agreement may be required from third parties to certain Real Property Leases, Permits, Assigned Contracts, Shared Contracts and other Contracts and rights intended to be Purchased Assets, that such consents may not be obtained and that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached, and no condition to Buyer’s obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied, in each case, solely as a result of the failure to obtain any such consent. Notwithstanding the foregoing, Seller acknowledges and agrees that the provisions of this Section 2.6(e) do not in any way affect, alter or otherwise diminish any representation or warranty of Seller specifically set forth in Section 4.3.

Section 2.7 Restructuring Activities.

(a) Notwithstanding anything to the contrary herein, on or prior to the Closing Date, Seller shall perform certain restructuring activities to effect the separation of the Business from Seller’s other businesses on or prior to the Closing which activities (and restrictions thereon) are described in the Step Plan (such activities, other than the Closing Steps, the “Restructuring Activities”). From time to time after the Agreement Date and prior to the Closing, the Parties shall be permitted to amend such Step Plan upon mutual written consent, which consent by either Party shall not be unreasonably withheld, conditioned or delayed.

(b) All documents, instruments or certificates executed to effectuate the Restructuring Activities and the other transactions described in this Section 2.7 (the “Restructuring Documents”) shall be in form and substance consistent with the Step Plan. With respect to all Restructuring Documents executed following the Agreement Date, no such Restructuring Document may be executed without the prior written consent of Buyer (email being sufficient), not to be unreasonably withheld, conditioned or delayed.

(c) Prior to the Closing, without in any way altering the defined terms “Purchased Assets” or “Excluded Assets,” Seller and Buyer shall, and shall cause their respective Subsidiaries to, in consultation with the other Party, use reasonable best efforts to identify the internal separation activities necessary for the Business to operate in a manner independent from Seller and its Subsidiaries (other than the Purchased Entities) and for the businesses (other than the Business) of Seller and its Subsidiaries (other than the Purchased Entities) to operate independently of the Business. Further, upon the reasonable request of the other Party, Seller and Buyer shall, and shall cause their respective Subsidiaries to, subject to applicable Law, provide reasonable cooperation to the other Party in (i) effecting such separation activities such that the Business can operate in a manner independent from Seller and its Subsidiaries (other than the Purchased Entities) at or promptly after the Closing and (ii) taking such other actions to otherwise reduce the term and scope of services required by Buyer and its Affiliates (including the Purchased Entities) (or, with respect to any services provided by Buyer and its Affiliates (including the Purchased Entities) to Seller or its Subsidiaries, required by Seller and its Subsidiaries) under the Transition Services Agreement.

ARTICLE 3

CONSIDERATION

Section 3.1 Consideration. The total consideration for the Purchased Shares and the Purchased Assets shall be equal to the sum of $2,111,200,000 (such amount, the “Base Purchase Price”), plus an amount equal to the Business Cash as of immediately prior to the Effective Time (the “Closing Business Cash”), minus an amount equal to the Business Indebtedness outstanding as of immediately prior to the Effective Time (the “Closing Business Indebtedness”), plus the amount, if any, by which the Closing Net Working Capital is greater than the Closing Net Working Capital Upper Collar, minus the amount, if any, by which the Closing Net Working Capital is less than the Closing Net Working Capital Lower Collar (such aggregate amount, as adjusted and finally determined pursuant to this Agreement, the “Purchase Price”).

Section 3.2 Estimated Purchase Price.

(a) No later than three Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Buyer a reasonably detailed written statement (the “Estimated Closing Statement”) that sets forth Seller’s good faith estimate of (i) the Closing Business Cash (the “Estimated Business Cash”), (ii) the Closing Business Indebtedness (the “Estimated Business Indebtedness”), (iii) the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), and (iv) the calculation of the Purchase Price based on the foregoing (the “Estimated Purchase Price”), including reasonably detailed calculations thereof. The items set forth on the Estimated Closing Statement shall be prepared to reflect the Business on a consolidated basis (i.e., with all intercompany amounts solely within the Business eliminated) based on Seller’s books and records and in accordance with the Accounting Principles and this Agreement. No amount shall be included, in whole or in part (either as an increase or reduction), more than once in the calculation of the Estimated Closing Statement (or any items reflected thereon). During the period from the delivery of the Estimated Closing Statement until the Closing, Seller shall reasonably consider any comments from Buyer regarding the Estimated Closing Statement in good faith and work in good faith to update the Estimated Closing Statement to resolve any differences that Seller and Buyer may have with respect to any of the amounts or calculations set forth therein; provided, that if Seller and Buyer do not mutually agree upon the contents of the Estimated Closing Statement, Seller’s calculations shall be used at the Closing as the basis for determining the Purchase Price payable at Closing and in no event will the Closing be delayed in any manner in connection with Buyer’s review of the Estimated Closing Statement or the consideration of any proposed revisions, or Seller agreeing to make any modifications thereto.

(b) At the Closing, Buyer shall pay, or cause to be paid to Seller, an amount equal to the Estimated Purchase Price. Such Estimated Purchase Price shall be payable in United States dollars in immediately available federal funds and delivered by Buyer to such bank account or accounts as shall be designated in writing by Seller no later than the third Business Day prior to the Closing (or such later time as may be agreed by the Parties). Notwithstanding the foregoing, if any portion of the Estimated Purchase Price is required under applicable Law to be paid in a currency other than United States dollars and/or to a specific Other Seller, the applicable United States dollar amount (as allocated pursuant to Section 3.3 or otherwise mutually agreed by the Parties) shall be converted into the applicable other currency at the Designated Exchange Rate (if so required) and paid at the Closing by, or on behalf of, Buyer or the applicable Other Buyer to Seller or the appropriate Other Seller by wire transfer to one or more bank accounts designated in writing by Seller no later than the third Business Day prior to the Closing (or such later time as may be agreed by Seller and Buyer) in lieu of the payment of such amount in United States dollars pursuant to this Section 3.2(b).

Section 3.3 Allocation of Purchase Price. Seller, on behalf of itself and the Other Sellers, and Buyer, on behalf of itself and the Other Buyers, have agreed to allocate the Purchase Price, the amount of the Assumed Liabilities and other relevant amounts required to be taken into account for applicable Tax purposes among the Purchased Shares (and to the extent required or permitted by applicable Tax Law, the underlying assets held by the Purchased Entities) and the Purchased Assets (and to the extent required or permitted by applicable Tax Law any licenses acquired pursuant to the IPMA) (collectively, the “ Section 3.3 Assets”) in a manner consistent with Sections 1060, 336 and 338 of the Code (as applicable) (and any other applicable Tax Law) and the methodology set forth in Schedule 3.3 of the Disclosure Letter (the “Allocation Methodology”). If Seller and Buyer are required to prepare any such allocation of Purchase Price at or prior to the Closing pursuant to the applicable Tax Law in any relevant jurisdiction, Seller and Buyer shall agree on a preliminary allocation of the Estimated Purchase Price, the Assumed Liabilities and other relevant amounts (the “Preliminary Allocation Statement”) prior to the Closing Date among the Section 3.3 Assets in a manner consistent with any such applicable Tax Law, the Allocation Methodology and this Section 3.3 and based on the information available as of such time. Within 90 Business Days after the Closing Statement becomes final pursuant to Section 3.5, Buyer shall deliver, or cause to be delivered, to Seller the statement (the “Allocation Statement”), allocating the Purchase Price (plus Assumed Liabilities and other relevant amounts, to the extent properly taken into account under Sections 1060, 336 and 338 of the Code (as applicable) (and any other applicable Tax Law)) among the Section 3.3 Assets in accordance with Sections 1060, 336 and 338 of the Code (as applicable) (and any other applicable Tax Law). Buyer shall consider in good faith any comments received from Seller within 30 Business Days of Seller’s receipt of the Allocation Statement. If, within 30 Business Days after the delivery of the Allocation Statement, Seller notifies Buyer that Seller objects to the Allocation Statement, Seller and Buyer shall seek in good faith to resolve such dispute within 10 Business Days. In the event that Buyer and Seller are unable to resolve such dispute within such period, Buyer and Seller shall jointly retain the Independent Accountant to resolve the disputed items consistent with the Allocation Methodology and this Agreement. Unless mutually agreed to otherwise, Buyer and Seller shall instruct the Independent Accountant to determine and report to Buyer and Seller upon the resolution of any such unresolved disputes no later than five Business Days prior to the due date for any applicable Tax Return (taking into account valid extensions). Upon resolution of the disputed items, the Allocation Statement shall be adjusted to reflect such resolution. In the event the Independent Accountant is unable to render a decision prior to the due date for any applicable Tax Return (taking into account valid extensions), Buyer and Seller agree to file such Tax Return using the Allocation Statement as proposed by Buyer and to amend any such Tax Return upon a contrary determination by the Independent Accountant in order to reflect such determination. The fees and expenses of the Independent Accountant shall be borne equally by Buyer and Seller. Notwithstanding anything in this Agreement to the contrary, the Parties agree that the Allocation Statement will be consistent with the methodologies, policies and principles of the Allocation Methodology and the Preliminary Allocation Statement; provided that the Allocation Statement shall reflect any adjustments to the information contained therein since the date of such information. In the event of any adjustment to the Purchase Price pursuant to this Agreement, the Allocation Statement shall be adjusted in accordance with the principles set forth in this Section 3.3. Seller and Buyer shall, and shall cause their respective Affiliates to, report the transactions contemplated by this Agreement in a manner consistent with the Allocation Statement, and will cause their respective Affiliates to, act in accordance with the Allocation Statement in the course of any Tax audit, Tax review or Tax litigation relating thereto, and shall not take or cause their Affiliates to take any position inconsistent with the Allocation Statement for Income Tax purposes in any jurisdiction, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or other similar provision under applicable Tax Law. Seller and Buyer shall each be responsible for the preparation of their own Section 1060, Section 336 and Section 338 statements and forms (and analogous statements and forms under state, local, and non-U.S. Law, as applicable) in accordance with applicable Tax Laws and in a manner consistent with the Allocation Statement, and each shall execute and deliver to each other such statements and forms as are reasonably requested by the other Party. In the event that the Allocation Statement is disputed by any Taxing Authority, (a) the Party receiving notice of the dispute shall promptly notify the other Party of such notice and (b) both Seller and Buyer shall use reasonable efforts to defend the Allocation Statement in any Proceedings or settle such dispute in a manner mutually acceptable to Seller and Buyer.

Section 3.4 Delivery of Purchased Assets. The Purchased Assets shall be delivered to Buyer or an Other Asset Buyer, as applicable, in the form and to the location as of immediately prior to Closing unless otherwise consented to by Seller and at Buyer’s cost and expense (to the extent such Purchased Assets are requested by Buyer (and agreed by Seller) to be moved to a different physical location), it being understood that the transfer or assignment of the Purchased Shares will constitute the transfer or assignment of, and satisfy any obligation to transfer or assign, the Purchased Assets and any other Purchased Shares held by such Purchased Entity; provided, further, that, to the extent practicable, Seller shall deliver (or cause to be delivered) all of the transferred technology through electronic delivery or in another reasonable manner reasonably calculated and legally permitted to minimize or avoid the incurrence of any Transfer Taxes and VAT if such method of delivery does not adversely affect costs (including Taxes) of Seller, Buyer or their respective Subsidiaries, or the condition, operability or usefulness or benefit of any Purchased Assets to Buyer or its Subsidiaries. Further, (a) Business Records may be redacted to remove, or omit information or portions thereof, not relating to the Business, (b) it is acknowledged and agreed that Business Records will be transferred by Seller only to the extent that such Business Records exist as of the Closing (it being understood that Business Records shall be maintained following the date of this Agreement through Closing in compliance with Seller’s ordinary course document retention policy as set forth in Section 6.1(a)) and to the extent such Business Records exist both in tangible and electronic form, only the electronic form must be provided, and (c) the transfer of any Business Records shall be made subject to applicable Law.

Section 3.5 Post-Closing Adjustments.

(a) As promptly as practicable and in any event within 90 days following the Closing Date, Buyer shall prepare and deliver to Seller a reasonably detailed written statement (the “Closing Statement”) that sets forth Buyer’s good faith determination of (i) the Closing Business Cash, (ii) the Closing Business Indebtedness, (iii) the Closing Net Working Capital, and (iv) the calculation of the Purchase Price based on the foregoing. The items set forth on the Closing Statement shall be prepared to reflect the Business on a consolidated basis (i.e., with all intercompany amounts solely within the Business eliminated) based upon the books and records of the Business and in accordance with the Accounting Principles and this Agreement. No amount shall be included, in whole or in part (either as an increase or reduction), more than once in the calculation of the Closing Statement (or any items reflected thereon). The Parties agree that the purpose of preparing the Closing Statement and components thereof is solely to (A) accurately measure the Closing Business Cash, Closing Business Indebtedness and Closing Net Working Capital and (B) measure the differences in Closing Business Cash from Estimated Business Cash, Closing Business Indebtedness from Estimated Business Indebtedness and Closing Net Working Capital from Estimated Closing Net Working Capital, and, without limiting the terms of this Agreement or the application of the Accounting Principles as set forth herein, such processes are not intended to permit the introduction of, or alteration of, judgments, accounting methods, policies, principles, practices, procedures, reserves, classifications or estimation methodologies different from those described in the Accounting Principles.

(b) From the Closing Date through the Determination Date, each Party shall give, and shall cause their respective Affiliates, Representatives and auditors to give (upon execution of a customary access letter if required by outside accountants), the other Party and its Affiliates, Representatives and auditors, all such reasonable access, during normal business hours (or such other times as the Parties may agree) and upon reasonable prior notice, and in a manner so as to not unreasonably interfere with the conduct of their business, as the Parties may reasonably request to the books and records of the Business (including electronic access, to the extent available) and to the appropriate personnel or Representatives of the Parties (including finance personnel) for any purpose relating to the Closing Statement and the adjustments contemplated by this Section 3.5. Each Party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations specified by this Section 3.5; provided, that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ customary disclosure procedures and then only after the non-client party has signed a customary agreement relating to access to such work papers.

(c) Within 45 days after Seller’s receipt of the Closing Statement, Seller shall notify Buyer whether it accepts or disputes the accuracy of the Closing Statement. In the event that Seller disputes the accuracy of the Closing Statement, Seller shall deliver a written notice to Buyer specifying in reasonable detail those items and amounts as to which Seller disagrees and setting forth Seller’s calculation of such disputed amounts (a “Dispute Notice”) and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement. In the event that Seller notifies Buyer that it accepts the Closing Statement, or does not deliver a Dispute Notice to Buyer during such 45 day period, Seller shall be considered to have accepted the accuracy of the Closing Statement delivered by Buyer, and such Closing Statement shall be final, conclusive and binding upon the Parties, absent fraud.

(d) If a Dispute Notice shall be timely delivered by Seller pursuant to Section 3.5(c), the Parties shall, during the 30 days following such delivery (as such time period may be extended by the mutual agreement of the Parties), seek in good faith to reach agreement on the disputed items and amounts. If the Parties resolve their differences over the disputed items in the Closing Statement in accordance with the foregoing procedure, the Closing Statement shall be revised to reflect such resolution and the amount of the Closing Business Indebtedness, the Closing Business Cash and the Closing Net Working Capital agreed upon by the Parties as reflected in such revised Closing Statement shall be final, conclusive and binding on the Parties, absent fraud.

(e) If the Parties fail to resolve their differences over the disputed items and amounts in the Closing Statement within such 30-day period set forth in Section 3.5(d) (as such time period may be extended by the mutual agreement of the Parties), then the Parties shall promptly jointly request that BDO USA, LLP, or if such firm is unable or unwilling to act, (i) such nationally recognized independent public accounting firm as shall be mutually agreed by the Parties, or (ii) if Seller and Buyer are unable to agree upon another such firm within ten Business Days after the end of such 30-day period, then within an additional ten Business Days, Seller and Buyer shall each select one such firm and those two firms shall, within ten Business Days after their selection, select a third such firm (BDO USA, LLP, the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable, the “Independent Accountant”), make a binding determination only as to the disputed items and amounts in the Closing Statement in accordance with the terms of this Agreement. The Independent Accountant will, under the terms of its engagement, (A) act as an expert and not an arbitrator and (B) have no more than 30 days from the date of referral within which to render its written decision with respect to such disputed items and amounts. The Independent Accountant shall consider only those items or amounts in the Closing Statement as to which the Parties are in disagreement. The Independent Accountant shall deliver to the Parties a written report setting forth its adjustments, if any, to the Closing Statement based on the Independent Accountant’s determination with respect to the disputed items and amounts in accordance with this Agreement based solely on the written submissions of the Parties and not an independent review, and the Accounting Principles and such report shall include the calculations supporting such adjustments; provided that the Independent Accountant may not assign a value to any item greater than the greatest value for such item claimed by one of the Parties or less than the smallest value for such item claimed by one of the Parties. Such report shall be final, conclusive and binding on the Parties, absent fraud or manifest error. The fees and expenses of the Independent Accountant shall be allocated to be paid by Buyer and Seller in inverse proportion (based on the disputed amounts proposed by each to the Independent Accountant) as they may each prevail on matters resolved by the Independent Accountant, which proportionate allocations and resulting fee allocation shall also be determined by the Independent Accountant at the time the determination of the Independent Accountant is rendered on the merits of the matters submitted. Promptly after any matter is referred to the Independent Accountant under this Section 3.5(e), the Parties shall deliver to the Independent Accountant copies of any schedules or documentation that may reasonably be required or requested by the Independent Accountant to make its determination. Each of Buyer and Seller shall be entitled to submit to the Independent Accountant a memorandum setting forth its position with respect to the disputed items, which shall also be provided to the other Party. No Party shall be permitted to communicate with the Independent Accountant other than as expressly set forth herein, and no ex parte communications with the Independent Accountant shall be permitted in any event.

(f) The date on which the Closing Statement is finally determined in accordance with this Section 3.5 shall be referred to as the “Determination Date,” the Closing Statement as so finally determined shall be referred to as the “Final Closing Statement,” and each of the Closing Business Cash, the Closing Business Indebtedness, the Closing Net Working Capital and the Purchase Price, each as so finally determined in the Final Closing Statement, shall be referred to as the “Final Business Cash,” the “Final Business Indebtedness,” the “Final Closing Net Working Capital” and the “Final Purchase Price,” respectively.

(g) Within five Business Days following the Determination Date, (i) if the Estimated Purchase Price exceeds the Final Purchase Price (the amount of such excess, the “Negative Adjustment Amount”), Seller shall pay, or cause to be paid, to Buyer the Negative Adjustment Amount, (ii) if the Final Purchase Price exceeds the Estimated Purchase Price (the amount of such excess, the “Positive Adjustment Amount”), Buyer shall pay, or cause to be paid, to Seller the Positive Adjustment Amount, or (iii) if the Estimated Purchase Price neither exceeds nor is less than the Final Purchase Price, neither Party shall pay, or caused to be paid, any amount to the other Party in connection therewith. Any payment under this Section 3.5(g) shall be payable in United States dollars in immediately available federal funds and delivered to such bank account or accounts as shall be designated in writing by the receiving party; provided that if any portion of the Negative Adjustment Amount or Positive Adjustment Amount (or interest thereon) is required under applicable Law to be paid in a currency other than United States dollars and/or to a specific Other Seller or Other Buyer, such applicable United States dollar amount shall be converted into the applicable other currency at the Designated Exchange Rate (if so required) and paid by, or on behalf of, Buyer or Seller (as applicable) to the other (or the appropriate Other Buyer or Other Seller, as applicable) by wire transfer to one or more bank accounts designated in writing by Buyer or Seller (as applicable) no later than the third Business Day prior to the date of payment (or such later time as may be agreed by Seller and Buyer) in lieu of the payment of such amount in United States dollars pursuant to this Section 3.5(g).

(h) The process set forth in Section 3.5(e) shall be the exclusive remedy of the Parties for any disputes related to any amounts set forth on the Closing Statement.

Section 3.6 Employee Payments. Buyer shall pay, or cause the applicable Employing Entity to pay, the Change of Control Bonuses and the portion of the Fixed Cash LTI Awards vested in accordance with Section 6.6(f) no later than the applicable Employing Entity’s next regularly scheduled payroll run following Closing (or such other regularly scheduled payroll run following Closing as mutually agreed between the Parties), in each case, less applicable Tax withholdings, to the applicable recipients thereof. Payment of such amounts, less applicable Tax withholdings, to the applicable recipients thereof shall be made by the applicable Employing Entity through customary payroll process, and Buyer shall timely remit, or cause the applicable Employing Entity to timely remit, such withheld Taxes to the appropriate Taxing Authority on behalf of the applicable recipient. For the avoidance of doubt, Buyer shall not, nor shall it permit any Employing Entity to, impose any condition upon the payment of such amounts to the recipients thereof.

Section 3.7 Withholding.

(a) Notwithstanding anything to the contrary herein, each Party (for purposes of this Section 3.7, including the Other Sellers and Other Buyers) shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement and the other Transaction Documents such amounts as are required to be deducted and withheld under applicable Law (such Party that deducts and withholds, the “Withholding Party”); provided, however, that the Withholding Party will, prior to any such deduction or withholding (other than any such deduction or withholding imposed on compensatory payments contemplated by this Agreement or imposed due to a failure by Seller or an Other Seller to provide any form or other documentation required by Section 7.3(e)), (i) provide advance written notice of at least five calendar days to the person with respect to which the deduction or withholding is made (the “Withheld Party”) of any anticipated withholding, (ii) consult with the Withheld Party in good faith to determine whether such deduction and withholding is required under applicable Law, and (iii) cooperate with the Withheld Party to minimize, in accordance with applicable Laws, the amount of any applicable deduction or withholding. The Withholding Party shall timely pay the full amount so deducted or withheld to the relevant Taxing Authority, in accordance with applicable Law. As soon as practicable after any such payment, the Withholding Party shall deliver to the other Party the original or a certified copy of a receipt issued by the relevant Taxing Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to such other Party.

(b) To the extent such amounts are so deducted or withheld under this Section 3.7, such amounts shall be treated for all purposes of this Agreement and the other Transaction Documents as having been paid by the Withholding Party to the Withheld Party to the extent so paid to the appropriate Taxing Authority.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure letter delivered by Seller on the Agreement Date and attached hereto (the “Disclosure Letter”) (with the disclosure in any section or subsection of the Disclosure Letter being deemed to qualify or apply to the corresponding section or subsection of this Article 4 and all other sections and subsections of this Article 4 to the extent that it is reasonably apparent on the face of such disclosure that such disclosure should qualify or apply to such other sections and subsections regardless of whether a reference to a Section or Schedule of the Disclosure Letter is included in any such representation or warranty), Seller represents and warrants to Buyer as follows:

Section 4.1 Corporate Existence. Each of Seller and each Other Seller is duly organized, validly existing and in good standing (if such concept is applicable in the applicable jurisdiction) under the Laws of its jurisdiction of organization. With respect to the Business, each of Seller and each Other Seller is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except to the extent such failure to be so qualified would not have a Material Adverse Effect.

Section 4.2 Corporate Authority. This Agreement and the other Transaction Documents to which Seller, any Other Seller or any Purchased Entity is (or becomes) a party and the consummation of the transactions contemplated hereby and thereby have been (or, with respect to any Transaction Documents entered into by Seller, any Other Seller or any Purchased Entity after the Agreement Date, will be) duly authorized by Seller and each applicable Other Seller or each applicable Purchased Entity by all requisite corporate, limited liability company, partnership or other action and no other action on the part of Seller or its equityholders (and no other action on the part of any Other Seller or any Purchased Entity or any of their equityholders) is or will be (as applicable) necessary for Seller, any Other Seller or any Purchased Entity to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of their respective obligations hereunder or thereunder. Seller, each Other Seller and each Purchased Entity has (or, with respect to any Transaction Documents entered into by Seller, any Other Seller or any Purchased Entity after the Agreement Date, will have) full corporate or other organizational (as applicable) power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is (or will be) a party and to perform its obligations hereunder and thereunder. Each Transaction Document has been (or, with respect to any Transaction Documents entered into by Seller, any Other Seller or any Purchased Entity after the Agreement Date, will be) duly executed and delivered by Seller, each Other Seller and each Purchased Entity to the extent such Person is a party thereto. Assuming the due authorization, execution and delivery by Buyer or the relevant Other Buyer of this Agreement and each other Transaction Document, as applicable, each Transaction Document constitutes (or, with respect to any Transaction Documents entered into by Seller, any Other Seller or any Purchased Entity after the Agreement Date, when so executed and delivered will constitute) a valid and legally binding obligation of Seller or the applicable Other Seller or Purchased Entity to the extent such Person is a party thereto, enforceable against it or them, as the case may be, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 4.3 Governmental Approvals and Consents; Non-Contravention.

(a) Except as set forth on Schedule 7.1(b) of the Disclosure Letter, no Consent or Order from, notice to or registration, declaration or filing with, any United States, non-U.S., federal, state, provincial, municipal or local government, government agency, instrumentality, subdivision, court, tribunal, judicial or arbitral body, administrative agency, commission, board, bureau, ministry, department, official or other authority or political subdivision thereof, or any quasi-governmental body exercising any regulatory, taxing, importing or other governmental or regulatory or quasi-governmental authority (“Governmental Authority”) is required on the part of Seller, the Other Sellers or any Purchased Entity or any of its or their respective Affiliates in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, except (i) for required Consents under any applicable Antitrust Laws or foreign direct investment Laws, (ii) compliance with any applicable rules under the Securities Act and any other applicable securities laws promulgated by the Securities and Exchange Commission (the “SEC”), and (iii) to the extent the failure to obtain any such Consent or effect such notice to or registration, declaration or filing with such Governmental Authority would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, or materially impair, prevent or materially delay, the ability of Seller or the Other Sellers to perform their obligations under this Agreement and the other Transaction Documents.

(b) The execution and delivery of this Agreement and the other Transaction Documents by Seller, each of the Other Sellers and/or any Purchased Entity party thereto, the performance by Seller, each Other Seller and/or any such Purchased Entity of its respective obligations hereunder and thereunder and the consummation by Seller, each of the Other Sellers and/or any such Purchased Entity of the transactions contemplated hereby and thereby do not and will not (i) violate or conflict with any provision of the respective Organizational Documents of Seller, any Other Seller and/or any such Purchased

Entity, (ii) except as set forth on Schedule 4.3(b) of the Disclosure Letter, result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a benefit under, or require that any Consent be obtained with respect to, any Assigned Material Contracts or Real Property Leases, (iii) result in the creation of any Lien under any Assigned Material Contract, Real Property Leases or upon any of the properties or assets of Seller, each Other Seller and/or any such Purchased Entity, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien (except for Permitted Liens), (iv) result in a violation or revocation of any required license, permit or approval from any Governmental Authority or (v) assuming compliance with the matters described in Section 4.3(a) and Section 6.3, violate, conflict with or result in any breach under any provision of any Law applicable to Seller, any Other Seller and/or any Purchased Entity or the Purchased Shares or the Purchased Assets or any assets of the Purchased Entities, except, to the extent that the occurrence of any of the foregoing items set forth in clauses (ii), (iii), (iv) and (v) of this Section 4.3(b) would not (x) be material to the Business, taken as a whole, or (y) materially impair, prevent or materially delay, the ability of Seller, each Other Seller and/or any such Purchased Entity to perform their obligations under this Agreement and the Transaction Documents or to consummate the Purchase Transaction.

Section 4.4 Purchased Entities; Capitalization.

(a) Each Purchased Entity is duly organized, validly existing and, if applicable in the jurisdiction, in good standing under the Laws of its jurisdiction of organization. Each Purchased Entity has the requisite corporate, partnership or similar power and authority to carry on the business it now conducts. Each Purchased Entity is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except to the extent such failure to be so qualified or in good standing would not have a Material Adverse Effect. The copies of the Organizational Documents of each Purchased Entity, in each case, as amended to date, have been made available to Buyer and Buyer’s counsel and are true, complete and correct, and no amendments thereto are pending. No Purchased Entity is in violation of any of the provisions of its Organizational Documents, except as would not be expected to be material to such Purchased Entity.

(b) Schedule 4.4(b) of the Disclosure Letter sets forth, as of the Agreement Date, a true and correct list of the Purchased Entities, listing for each its name, its jurisdiction of organization, its authorized, issued and outstanding shares of capital stock (or other equity interests) and the record and beneficial owners of such outstanding shares of capital stock (or other equity interests); provided that such Schedule 4.4(b) of the Disclosure Letter shall be supplemented from time to time prior to the Closing Date to add any Purchased Entities that are formed after the Agreement Date. All of the issued and outstanding shares of capital stock (or other equity interests) of the Purchased Entities are, and as of immediately prior to the Closing will be, duly authorized and validly issued, are fully paid and non-assessable and free of preemptive or similar rights. All of the aforesaid shares of capital stock (or other equity interests) of each Purchased Entity have been offered, sold and delivered by such Purchased Entity in compliance with all applicable securities Laws. No shares of capital stock (or other equity interests) of any Purchased Entity have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the Organizational Documents of such Purchased Entity or any Contract to which such Purchased Entity is a party or by which such Purchased Entity is bound.

(c) Except for the Purchased Shares and as otherwise set forth on Schedule 4.4(b) of the Disclosure Letter (as supplemented from time to time solely in accordance with Section 4.4(b)), there are no equity interests, or promises or other agreements (written or oral) to issue equity interests, in a Purchased Entity issued and outstanding, and there are no preemptive, anti-dilution or other similar rights on the part of any holder of any class of securities of any Purchased Entity. Either Seller or the applicable Other Share Seller has, and as of immediately prior to the Closing will have, good and valid title to all of the Purchased Shares it holds, in each case, free and clear of all Liens other than Permitted Liens, Liens that will be released in full prior to Closing, and transfer restrictions imposed by applicable securities Laws, and are the record and beneficial owners thereof. Except as set forth in Schedule 4.4(b) of the Disclosure Letter (as supplemented from time to time in accordance with Section 4.4(b)), (i) there is no Indebtedness of any Purchased Entity having the right to vote (or that is convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of the Purchased Shares may vote, and (ii) there are no options, warrants, convertible, exercisable or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements, undertakings, or other ownership interest in any Purchased Entity or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any Purchased Entity, and no securities evidencing such rights are issued or outstanding. There are no outstanding obligations of any Purchased Entity to repurchase, redeem or otherwise acquire or retire for value any Purchased Shares. There are no statutory or contractual equity holder preemptive or similar rights, rights of first refusal, rights of first offer, voting agreements, voting trusts, proxy or registration rights or registration rights agreements or other agreements with respect to the Purchased Shares. Except for the Purchased Shares and as set forth in Section 4.4(b), no Purchased Entity (A) owns, directly or indirectly, any equity interest in any Person or (B) is a party to any joint venture, partnership or similar relationship, or buy-sell agreement, stockholders’ agreement or similar Contract. Each Purchased Entity has not violated any applicable federal or state securities Laws or any preemptive or similar rights created by statute, Organizational Document or agreement in connection with the offer, sale, issuance or allotment of any of the Purchased Shares. Each Purchased Entity has no liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated.

(d) Schedule 4.4(d) of the Disclosure Letter sets forth, as of the Agreement Date, a true and correct list, for each Purchased Entity, of each jurisdiction in which each such Purchased Entity is licensed to conduct business as a foreign corporation (if such Purchased Entity is organized in a jurisdiction located in the United States).

Section 4.5 Contracts.

(a) Schedule 4.5(a) of the Disclosure Letter identifies each of the Assigned Contracts to which Seller or any of its Subsidiaries is a party as of the Agreement Date and which meets the following criteria (all Contracts of the type described in this Section 4.5(a), whether or not set forth on Schedule 4.5(a) of the Disclosure Letter, each being referred to herein as an “Assigned Material Contract”):

(i) any Contract providing for the grant of exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, in each case, with respect to the Business and that is not terminable by Seller or applicable Subsidiary thereof on 90 days’ notice or less without premium or penalty;

(ii) a Contract granting a Lien upon any Purchased Asset or Purchased Shares, which Lien secures an obligation in excess of $2,500,000, other than Permitted Liens or to the extent repaid or otherwise terminated or released prior to or as of the Closing;

(iii) any Contract that contains a “most favored nation” provision that materially restricts the Business;

(iv) any Contract with any Governmental Authority related to the Business with a total estimated value in excess of $2,500,000;

(v) any Contract that Seller reasonably anticipates will involve annual payments or consideration furnished by or to a Purchased Entity of more than $5,000,000 and which are not cancelable (without penalty, cost or other liability) upon notice of 90 days or less;

(vi) any note, debenture, other evidence of indebtedness for borrowed money, indenture, guarantee, loan agreement, credit agreement, security agreement, mortgage, letter of credit, reimbursement agreement or financing agreement or instrument or other Contract for money borrowed by the Purchased Entities (other than intercompany indebtedness owing by one Purchased Entity to another Purchased Entity), in each case, having an outstanding principal amount in excess of $5,000,000;

(vii) any Contract evidencing any obligations of any of the Purchased Entities with respect to the issuance, sale, repurchase, acquisition or redemption of any equity interests or assets of the Purchased Entities (other than in the ordinary course of business), involving payments in excess of $5,000,000 other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material ongoing obligations;

(viii) any Contract by which any Purchased Entity indemnifies or holds harmless any director, officer or employee of any of the Purchased Entities (other than the Organizational Documents of the Purchased Entities), other than any such Contract that will be terminated at or prior to the Closing without continuing obligations of Buyer or the Purchased Entities following the Closing;

(ix) any Contract under which the Business has material indemnification obligations to any Person with respect to liabilities relating to the Purchased Entities, other than Contracts entered into in the ordinary course of business;

(x) any lease, rental or occupancy agreement, license (other than licenses of or to Intellectual Property Rights), installment and conditional sale agreement or other Contract related to the Business that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any personal property and (B) involves annual payments in excess of $2,500,000;

(xi) a Contract (other than sales or purchase orders, rebate agreements or invoices under such Contracts entered in the ordinary course of business) with a Material Customer;

(xii) a Contract (other than sales or purchase orders, rebate agreements or invoices under such Contracts entered in the ordinary course of business) with a Material Supplier;

(xiii) a Contract pursuant to which Seller or its applicable Subsidiary has licensed from a third party or is authorized by a third party, has licensed to a third party or has authorized a third party, to use any Intellectual Property Rights material to the Business, in each case, other than Ordinary Course Inbound Licenses and Ordinary Course Outbound Licenses;

(xiv) any joint venture Contract, partnership agreement or limited liability company agreement with a third party or other similar equity investment agreements related to the Business;

(xv) any Contract related to the Business requiring any capital commitment or capital expenditures (including any series of related expenditures) in excess of $5,000,000;

(xvi) any Contract containing covenants expressly limiting in any material respect the freedom of the Business, or following the Closing, Buyer or any of its Affiliates, to compete with any Person in a product line or line of business or to operate in any geographic area, containing a grant of exclusivity by the Business to any other Person or containing covenants expressly limiting the freedom of the Business, or following the Closing, Buyer or any of its Affiliates, to (A) use, assert, enforce, or otherwise exploit any material Intellectual Property Rights anywhere in the world (including settlement agreements or co-existence agreements or containing covenants not to sue) or (B) develop or distribute any material Intellectual Property Rights;

(xvii) any employment agreement or Contract for the employment or engagement of any individual Business Employee or other employee, consultant or other person on a full time, part time, consulting or other basis in connection with the Business (A) providing annual compensation in excess of $300,000, or (B) providing for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement;

(xviii) any severance agreements, programs, policies, arrangements or Contracts (A) sponsored or maintained by any Purchased Entity or (B) to which any Business Employee is party, other than, in each case, arrangements required by applicable Laws or policies covering substantially all employees of Seller in a particular jurisdiction;

(xix) any collective bargaining Contract or Contract with any works council, labor organization, union or other association (A) with respect to which the Business, any Purchased Entity or Subsidiary thereof is a party or has any Liability or obligation with respect to or (B) otherwise covering any Business Employees (each, a “CBA”);

(xx) any stockholder, voting trust, or similar Contract relating to the voting of equity interests of the Purchased Entities (other than the Organizational Documents of the Purchased Entities);

(xxi) any Contract pursuant to which the Business (A) licenses material Transferred Intellectual Property Rights from a third party, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are commercially available on reasonable terms to the public generally or (B) licenses material Transferred Intellectual Property Rights to a third party, other than non-disclosure and confidentiality agreements, employee invention assignments, customer agreements, agreements with information technology service providers and vendors, and similar agreements entered into in the ordinary course of business;

(xxii) any settlement, conciliation or similar agreement with any Governmental Authority or similar Contract (A) pursuant to which the Business is obligated to pay after the date of this Agreement consideration in excess of $2,500,000 or to satisfy any material non-monetary obligations or (B) that imposes material limitations on the future operation of the Business; and

(xxiii) Shared Contracts that are Contracts with (A) Material Customers, (B) Material Suppliers and (C) other Contracts in respect of which at least $5,000,000 of aggregate dollars spent were attributable to the Business during the fiscal year ended December 31, 2023.

(b) (i) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted, as of the Agreement Date, all Assigned Material Contracts are valid, binding and in full force and effect with respect to Seller or its applicable Subsidiary that is party thereto and, (ii) to the knowledge of Seller, all Assigned Material Contracts represent the valid and binding obligations of the other parties thereto, in the case of each of clauses (i) and (ii), subject to and except as such enforceability may limited by the effect, if any, of applicable bankruptcy and other similar Laws and general equitable principles affecting the rights of creditors generally and rules of Law and equitable principles. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted, as of the Agreement Date, (A) Seller or its applicable Subsidiary that is party thereto is not in breach or default under any Assigned Material Contract and, to the knowledge of Seller, as of the Agreement Date, no other party to such Assigned Material Contract is in breach or default thereunder, in each case, with respect to any obligation relating to the Business, (B) as of the Agreement Date, Seller, any Other Seller or any Purchased Entity has not received any written claim or written notice of breach of or default under any such Assigned Material Contract that has not been resolved and (C) no event exists which, with the giving of notice or lapse of time or both, would reasonably be expected to result in a breach, default or event of default on the part of Seller, its applicable Subsidiary that is party thereto under any Assigned Material Contract or, to the knowledge of Seller, any other party under any Assigned Material Contract, in each case, of any obligation relating to the Business. Seller has provided Buyer true, complete and correct copies of all written Assigned Material Contracts as of the Agreement Date.

(c) Notwithstanding anything to the contrary in this Agreement, it is agreed that (i) Assigned Material Contracts that are statements of work, purchase orders, order acknowledgements, invoices or similar documents for the purchase or sale of products or services entered into in the ordinary course of business shall not be required to be listed on Schedule 4.5(a) of the Disclosure Letter and (ii) true, correct and complete copies of Assigned Material Contracts that are statements of work, purchase orders or invoices for the purchase or sale of products or services entered into in the ordinary course of business shall not be required to have been made available to Buyer if they do not deviate in any material respect from the standard forms for such counterparty which have been provided to Buyer or that otherwise do not impose terms on the Business that are not customary for the industries in which the Business is operated.

Section 4.6 Litigation.

(a) Neither Seller nor any of its Subsidiaries are subject to any Order of, or Contract with, any Governmental Authority that would reasonably be expected to, individually or in the aggregate, (i) be material to the Business, (ii) prevent, impair or materially interfere with or delay the consummation of any of the transactions contemplated by this Agreement or the other Transaction Documents or would (iii) result in material liability to the Business, taken as a whole, or (iv) materially impair the ability to conduct the Business as currently conducted. No Proceeding is pending or, to the knowledge of Seller, threatened against Seller or any of its Subsidiaries that would reasonably be expected to (A) prevent, impair or materially interfere with or delay the consummation of the transactions contemplated by this Agreement or the other Transaction Documents or (B) individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted.

(b) To the knowledge of Seller, none of Seller nor any of its Subsidiaries is subject to any Effect described on Schedule 4.6(b) of the Disclosure Letter.

(c) The matters set forth on Schedule 4.6(c) of the Disclosure Letter are accurate.

Section 4.7 Intellectual Property Rights.

(a) Registered IP. Schedule 4.7(a) of the Disclosure Letter sets forth, as of the Agreement Date, each item of registered or applied-for Intellectual Property Rights that is included in and is part of the Transferred Intellectual Property Rights (“Registered Transferred IPR”), and indicates for each item the record owner, registration or application number, the applicable filing jurisdiction, filing date, issue date and the status of such application or registration, as applicable. No interference, opposition, reissue, reexamination or other similar Proceeding is pending in which any material Registered Transferred IPR is being contested or challenged. Each item of Registered Transferred IPR is subsisting, in full force and has not expired, been cancelled, been allowed to lapse, not renewed, or abandoned, except to the extent the affected Registered Transferred IPR were not material to the Business, and, to the knowledge of Seller, is valid and enforceable.

(b) Liens over Transferred Intellectual Property Rights; Sufficiency. Seller and its Subsidiaries own, or otherwise have a valid license or the right to use (or as of immediately prior to the Closing will own, or otherwise have a valid license or the right to use) the Transferred Intellectual Property Rights free and clear of any Liens (other than Permitted Liens), in each case sufficient to conduct the Business as currently conducted (or as of immediately prior to the Closing in substantially the same manner and on terms and conditions identical to or substantially the same as (including with respect to payment obligations on behalf of the Business) those under which Seller and its Subsidiaries owned or had such Intellectual Property Rights immediately prior to the Closing), and such ownership or right to use such Intellectual Property Rights will not be impaired by the execution, delivery and performance of any Transaction Document.

(c) No Infringement. Except as set forth on Schedule 4.7(c) of the Disclosure Letter, the conduct of the Business and the design, development, marketing, licensing, sale, offer or provision of the Products do not infringe, dilute, violate, conflict with or misappropriate, and during the three years prior to the Agreement Date, have not infringed, diluted, violated, conflicted with or misappropriated, the Intellectual Property Rights of any Person.

(d) No Proceedings or Allegations. Except as set forth on Schedule 4.7(d) of the Disclosure Letter, no Proceedings before any Governmental Authority have been filed, or to the knowledge of Seller, threatened against Seller or any of its Subsidiaries, and neither Seller nor any of its Subsidiaries has received written, or to the knowledge of Seller, oral notice, in each case, in the three years prior to the Agreement Date (i) challenging or opposing the scope, ownership, validity or enforceability of the Transferred Intellectual Property Rights, or adversely affecting the use thereof or the rights thereto of Seller and its Subsidiaries, or (ii) alleging that the conduct of the Business or the design, development, marketing, licensing, sale, offer or provision of the Products infringes, dilutes, violates, conflicts with or misappropriates the Intellectual Property Rights of any Person.

(e) No Infringement of Transferred Intellectual Property Rights. Except as set forth on Schedule 4.7(e) of the Disclosure Letter, to the knowledge of Seller, no Person is materially infringing, diluting, violating, conflicting with or misappropriating any material Transferred Intellectual Property Rights. Except as set forth on Schedule 4.7(e) of the Disclosure Letter, neither Seller nor any of its Subsidiaries in the three years prior to the Agreement Date have brought or threatened any action in writing against any third party based on any such allegations of infringement, dilution, violation, conflict or misappropriation.

(f) Trade Secret Protection. Each of Seller and its Subsidiaries have taken reasonable efforts to protect and maintain the confidentiality of Trade Secrets material to the Business. None of the Trade Secrets material to the business included in the Transferred Intellectual Property Rights have been disclosed to third parties other than to employees, contractors, consultants, Representatives and agents of the Business, in each case, subject to written confidentiality agreements or other obligations of confidentiality. To the knowledge of Seller, no such agreements or obligations have been breached or violated.

(g) Intellectual Property Rights Assignment. All Persons who participated in the development of any material Transferred Intellectual Property Rights have executed and delivered to Seller or its applicable Subsidiary a Contract providing for the assignment by such Person to Seller or its applicable Subsidiary any Intellectual Property Rights arising out of such Person’s employment by or engagement with Seller or its Subsidiaries, unless all right, title and interest in and to such Intellectual Property Rights has transferred to Seller or its applicable Subsidiary by operation of Law.

(h) Third Party Software. Schedule 4.7(h) of the Disclosure Letter identifies material third party owned Software (other than Software that is the subject of an Ordinary Course Inbound License) that is incorporated into or embedded in any Products that are not discontinued, predecessor or legacy Products.

(i) Open Source Software. Seller and its Subsidiaries have complied in all material respects with the conditions of any licenses for any Open Source Software that is incorporated into or bundled with any Products. Seller and its Subsidiaries do not incorporate into any Products or any other Software included in the Transferred Intellectual Property Rights or that will be used by the Business in connection with the Transition Services Agreement, and the Products do not contain, in each case any Open Source Software in a manner that has or will require the disclosure or delivery to any Person of source code owned by Seller or any of its Subsidiaries that embodies material Transferred Intellectual Property Rights.

(j) IT Assets, Software and Firmware. Seller and its Subsidiaries have exercised reasonable efforts to protect the Products and all Software used in the conduct of the Business as currently conducted and the IT Assets from material bugs, errors, defects and harmful code, including self-replicating and self-propagating programming instructions commonly called “viruses”, “Trojan horses”, “time bombs”, “malware”, “worms” or other similar programs that have the ability to damage, interfere with or otherwise adversely affect computer programs, data files or hardware without the consent or intent of the computer user, and have implemented and maintained all necessary and appropriate controls, policies, procedures, and safeguards to ensure the same and otherwise safeguard the security and integrity of the IT Assets. Neither Seller nor any Subsidiary (with respect to the Business) has suffered any material data loss, business interruption, or other material harm as a result of, any malicious code intentionally designed to permit (i) unauthorized access to a computer or network, (ii) unauthorized disablement or erasure of software, hardware or data, or (iii) any other similar type of unauthorized activities. Seller and its Subsidiaries (solely with respect to the Business) have implemented all security patches or upgrades that are generally available for the IT Assets in the ordinary course of business and, none of the Products of the Business contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Products.

(k) BCDR. The IT Assets and Seller and its Subsidiaries’ related procedures and practices and any and all business continuity and disaster recovery arrangements, including those pertaining to the back-up and recovery of data and information, are designed, implemented, operated and maintained in accordance with customary industry standards and practices. There has been no failure or other substandard performance of the IT Assets in the three years prior to the Agreement Date which has caused any material disruption to the Business.

(l) Software Disclosure Obligations. No Software or source code thereof that is included in the Transferred Intellectual Property Rights has been put into escrow or provided to any escrow agent, and neither Seller nor any of its Subsidiaries are under any obligation to deliver, license or disclose, or to grant, directly or indirectly, any rights, licenses or interests in or to, any such Software or source code thereof that is included in the Transferred Intellectual Property Rights to any other Person (other than Software that is the subject of an Ordinary Course Outbound License, provided that such disclosures are solely the object code of such Software).

(m) Product Contractual Commitments. None of the Products or services of the Business fails to comply in any material respect with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Product.

Section 4.8 Tax Matters. Except as set forth on Schedule 4.8 of the Disclosure Letter:

(a) Seller, its Subsidiaries and each Purchased Entity has filed or caused to be filed all Tax Returns with respect to Income Taxes and other material Tax Returns that were required to be filed by or with respect to any such entity and has paid all Income Taxes and all other material Taxes due and owing. All such Tax Returns were complete and accurate in all material respects and were prepared in substantial compliance with applicable Tax Law. No claim in writing has ever been made by a Taxing Authority in a jurisdiction where a Purchased Entity does not file a particular Tax Return that such entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, which claim has not been resolved.

(b) Neither Seller nor any of its Subsidiaries, including any of the Purchased Entities, has any material Liability for unpaid Taxes in respect of the Purchased Assets or the assets, properties or rights of any Purchased Entity other than Taxes that are not yet due and payable.

(c) There are no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any material amount of Taxes or material Tax Returns of any Purchased Entity (other than in connection with any valid Tax Return extension obtained in the ordinary course of business).

(d) There are no material outstanding Tax Liens against any of the Purchased Assets or the assets of any Purchased Entity (other than Permitted Liens).

(e) No written deficiencies or claims have been asserted by any Taxing Authority with respect to any Taxes of any Purchased Entity or related to the Business or any of the Purchased Assets, which written deficiencies or claims have been received by Seller or any of its Subsidiaries and have not been fully resolved.

(f) There are no audits or other proceedings pending (for the avoidance of doubt which have not been fully resolved) by any Taxing Authority with respect to any material amount of Taxes or material Tax Returns of any Purchased Entity, and neither Seller nor any of its Subsidiaries, including any Purchased Entity, has received written notice from any Taxing Authority that any such audit is planned or proposed. To the knowledge of Seller, there are currently no matters under discussion with any Taxing Authority with respect to Taxes that are likely to result in an additional liability for Taxes with respect to a Purchased Entity. No issues relating to Taxes of a Purchased Entity were raised by any Taxing Authority in any completed audit or examination that could reasonably be expected to result in a material amount of Taxes in a later taxable period.

(g) Each Purchased Entity has delivered to Buyer (i) complete and correct copies of all material filed income Tax Returns of such Purchased Entity for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, notices of proposed deficiencies, closing agreements, settlement agreements, or pending ruling requests submitted by, received by, or agreed to by or on behalf of such Purchased Entity relating to income Taxes for all taxable periods for which the applicable statute of limitations has not yet expired and (iii) complete and correct copies of all material agreements, rulings, settlements or other documents with of from any Governmental Authority relating to Tax incentives of such Purchased Entity. No power of attorney with respect to any Taxes of a Purchased Entity has been executed or filed with any Governmental Authority, which power of attorney is currently in effect.

(h) Other than Outdoor Wireless Networks LLC, none of the Purchased Entities nor any predecessor thereof (i) has been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return or (ii) has liability for the Taxes of another Person (other than any of the Purchased Entities) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law), as a transferee or successor, under any other applicable Law or by Contract (other than pursuant to any agreement entered into in the ordinary course of business the principal purpose of which does not relate to Taxes).

(i) None of the Purchased Entities is a party to or bound by any Tax Sharing Agreement.

(j) No Purchased Entity is a partner for U.S. federal income Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for U.S. federal income Tax purposes.

(k) The classification of each Purchased Entity for U.S. federal income tax purposes, and the date of any entity classification election filed by a Purchased Entity in the five years prior to the date of this Agreement pursuant to Treasury Regulations Section 301.7701-3, is set forth on Schedule 4.8(k) of the Disclosure Letter.

(l) None of the Purchased Entities has constituted either a “distributing corporation” or a “controlled corporation” (i) in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or Section 361 of the Code in the two years prior to the date of this Agreement or (ii) in a distribution that would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this Agreement or, in each case, any similar provision of state, local or non-U.S. Law.

(m) None of the Purchased Entities has been a party to a transaction that is a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax Law.

(n) No Purchased Entity (or Buyer or any of its Affiliates in respect of items of the Purchased Entities) will be required to include or accelerate any material item of income in, or exclude or defer any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) adjustment under Section 481(a) of the Code (or any similar provision of state, local or non-U.S. Law) or any change in method of accounting made, requested or required prior to the Closing Date, (ii) use of an impermissible method of accounting prior to the Closing Date, (iii) installment sale or open transaction made or entered into prior to the Closing Date, (iv) deferred revenue or other prepaid amount received or accrued prior to the Closing Date, (v) intercompany transaction entered into prior to the Closing Date, (vi) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing Date, or (vii) “subpart F income” pursuant to Section 951 of the Code realized during the pre-Closing portion of a taxable period (or portion thereof) that begins on or before the Closing.

(o) No Purchased Entity has engaged in a trade or business that created a taxable presence, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become resident for Tax purposes in a country other than the country of its formation.

(p) No Purchased Entity that is organized or formed under the laws of a jurisdiction outside the United States (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is or was treated as a U.S. corporation under Section 7874(b) of the Code, (ii) was created or organized in the United States such that such Purchased Entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a) or (iii) holds any asset that is a “United States real property interest” within the meaning of Section 897 of the Code.

(q) The Purchased Entities are in material compliance with all applicable transfer pricing laws and regulations.

(r) None of the Purchased Entities are currently the beneficiaries of or subject to any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order of a territorial or non-U.S. government.

(s) Seller and the Other Asset Sellers are registered for VAT and are taxable persons for the purposes of the relevant VAT legislation in their respective jurisdictions of incorporation where applicable.

(t) The Disclosure Letter contains a summary of any VAT registrations of a Purchased Entity and any VAT group registrations of which a Purchased Entity (or a fixed establishment of a Purchased Entity) is a member.

(u) The election filed by Outdoor Wireless Networks LLC to be treated as a corporation for U.S. federal income tax purposes was an election by a newly formed eligible entity that was effective on the date of its formation, as described in Treas. Reg. 301.7701-3(c)(iv).

(v) Except as set forth in Schedule 4.8(v) of the Disclosure Letter or for actions specifically contemplated by this Agreement or the Step Plan, from the Reference Date, until the date hereof, no Purchased Entity has (i) made or changed any material Tax election (other than Tax elections made in the ordinary course of business or as required by applicable Law), (ii) settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, (iii) changed any annual Tax accounting period, (iv) adopted or changed any method of Tax accounting, (v) to the extent a Purchased Entity has an established past practice with respect to filing a particular material Tax Return, filed any such material Tax Return in manner materially inconsistent with such past practice of such Purchased Entity (for the avoidance of doubt, excluding any Tax Returns a Purchased Entity is required to begin filing following the Reference Date under applicable Law) or filed any amended material Tax Return, (vi) made any voluntary Tax disclosure with a Taxing Authority, (vii) entered into any Tax Sharing Agreement, (viii) entered into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) relating to any material Tax, (ix) surrendered any right to claim a material refund, credit or similar Tax benefit (excluding any right that expired at the end of the applicable statute of limitations as a result of the passage of time), or (x) consented to any extension or waiver of the statute of limitations period applicable to any material Tax or Tax Return.

Section 4.9 Compliance with Laws; Permits.

(a) The Business is being, and for the past three years has been, conducted in compliance with the Laws applicable thereto, and Seller and its Subsidiaries (including the Purchased Entities) are, and during the past three years have been, in compliance with the Laws applicable to its ownership of the Purchased Assets and Purchased Shares, in each case, except to the extent that the failure to comply therewith would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted. Neither Seller nor any of its Subsidiaries has received written or, to the knowledge of Seller, other notice at any time in the past three years prior to the date of this Agreement to the effect that Seller or any of its Subsidiaries is not in compliance in all material respects with any applicable Laws with respect to the Business, except, as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business or the Purchased Entities, taken as a whole, or materially impair the ability to conduct the Business as currently conducted. To the knowledge of Seller, except for routine audits or inspections, no investigation by any Governmental Authority with respect to the Purchased Entities is pending, nor has any Governmental Authority indicated to the Purchased Entities in writing an intention to conduct any such investigation, except for such investigations the outcomes of which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material to the Purchased Entities, taken as a whole. The Purchased Entities collectively have all Permits necessary to conduct the Business as presently conducted, except where the failure to have any such Permits would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted. Seller and its Subsidiaries are in compliance with the terms of each such Permit and each such Permit is valid and in full force and effect, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted.

(b) Without limiting the generality of Section 4.9(a), except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted:

(i) none of the Purchased Entities (including the Purchased Entities’ directors, officers, employees or, to the knowledge of Seller, agents, distributors or other Person associated with or acting on their behalf), Seller and the Other Share Sellers (with respect to the Purchased Shares and the Business), or the Other Sellers (with respect to the Business), have in the past five years, directly or indirectly, (A) taken any action which would cause it to be in violation of any Anti-Corruption Laws applicable to any Purchased Entity or the Business in any jurisdiction (in each case, as in effect at the time of such action), (B) used any corporate funds for unlawful payments, contributions, gifts, entertainment or other unlawful expenses for the benefit of any political organization or holder of or any aspirant to any elective or appointive public office, or otherwise relating to political activity, (C) made, offered or authorized any unlawful payment to non-U.S. or domestic government officials or employees, or (D) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any Person;

(ii) no director, officer or employee acting on behalf of Seller or its Subsidiaries has in the past five years violated any Anti-Corruption Laws in connection with or relating to the Purchased Entities or the Business;

(iii) the Business and the operations of each Purchased Entity is and has been conducted in compliance with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws; and

(iv) no action, suit or proceeding by or before any Governmental Authority involving any Purchased Entity or, with respect to the Business, Seller or any Other Seller, with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of Seller, threatened.

(c) None of the Purchased Entities, nor any of their respective directors, officers, employees, or agents, is (i) a Sanctioned Person (ii) subject to debarment or any list-based designations under Trade Controls; or (iii) engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person.

(d) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted, since April 24, 2019, the Purchased Entities, including their respective directors, officers, employees or, to the knowledge of Seller, agents, distributors or other Person associated with or acting on their behalf, Seller and the Other Sellers, with respect to the Purchased Entities and the Business, (i) have been in compliance with Sanctions and Trade Controls Laws and (ii) have maintained in place and implemented written policies, controls and systems reasonably designed to ensure compliance with applicable Sanctions and Trade Controls Laws in each jurisdiction in which Seller or any of its Subsidiaries conducts the Business.

(e) None of the Purchased Entities, nor any of their respective directors, officers, employees, or, to the knowledge of Seller, agents is, or since April 24, 2019 has been (i) engaged in a transaction or dealing, directly or indirectly, with or involving a Sanctioned Country or Sanctioned Person or (ii) the subject of or otherwise involved in an investigation or enforcement action by a Governmental Authority or other legal proceeding with respect to any actual or alleged violations of Sanctions or Trade Controls Laws (or notified in writing of any such pending or threatened actions).

Section 4.10 Environmental Matters. Except as disclosed in Schedule 4.10 of the Disclosure Letter and other than with respect to any Excluded Assets or Excluded Liabilities and solely to the extent relating to the Business and the Purchased Assets: (a) Seller, each Other Seller and each of the Subsidiaries of Seller are and have been in material compliance with all Environmental Laws; (b) Seller, each Other Seller and each of the Subsidiaries of Seller hold all material Permits required under Environmental Laws, each such Permit is in full force and effect, and Seller and its Subsidiaries are in material compliance with the terms and conditions of such Permits; (c) in the three years prior to the Agreement Date, there has not been any Release of Hazardous Materials at or from the Leased Real Property in a manner that would reasonably be expected to give rise to a material Liability under any Environmental Laws; and (d) neither Seller nor any of its Subsidiaries have received any material Environmental Claim in the three years prior to the Agreement Date relating to the Business or the Leased Real Property, and, to the knowledge of Seller, there are no such Environmental Claims threatened orally or in writing.

Section 4.11 Financial Information; Liabilities.

(a) Schedule 4.11(a) of the Disclosure Letter sets forth the unaudited management-reported combined statements of select assets and liabilities of the Business as of March 31, 2024 (the “Reference Date”) and the unaudited management-reported combined statements of direct revenue and expenses of the Business for the three-month period then ended (the “Reference Statement”) and the unaudited combined balance sheets of the Business, each as of December 31, 2022 and December 31, 2023, and unaudited consolidated income statements of the Business for each of the 12-month periods then ended (the “Annual Financial Information” and, together with the Reference Statement, the “Unaudited Financial Information”). The Reference Statement (i) has been prepared in good faith, (ii) presents a fair view, in all material respects, of the combined financial position and the revenues and direct controllable costs of the Business as of the respective dates thereof and for such periods indicated therein and (iii) has been extracted from the books and records maintained by Seller, which have been prepared in accordance with GAAP. The Annual Financial Information (i) has been prepared in good faith, (ii) presents a fair view, in all material respects, of the combined financial position and the revenues and direct controllable costs of the Business as of the respective dates thereof and for such periods indicated therein, and (iii) has been extracted from the books and records maintained by Seller, which have been prepared in accordance with GAAP. When delivered pursuant to Section 6.20, the Business Financial Statements (i) will be prepared in good faith, (ii) will present a fair view, in all material respects, of the combined financial position and the revenues and direct controllable costs of the Business as of the respective dates thereof and for such periods indicated therein and (iii) will be extracted from the books and records maintained by Seller, which have been prepared in accordance with GAAP. This Section 4.11(a) is qualified by the fact that the Business has not operated as a separate “stand alone” entity within Seller and historically has been reported within the consolidated financial statements of Seller, and, as a result, the Business has been allocated certain charges and credits for the purposes of the preparation of the Unaudited Financial Information and Business Financial Statements, which allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms’ length transactions or the actual costs that would be incurred if the Business operated as an independent enterprise.

(b) There are no Liabilities of the Purchased Entities or arising out of the Business of a type whether or not required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for Liabilities that (i) are reflected or reserved against in the Unaudited Financial Information, (ii) have been incurred in the ordinary course of business, consistent with the past practices of the Business, since the date of the most recent balance sheet included in the Unaudited Financial Information, (iii) are permitted or contemplated by this Agreement (including Liabilities disclosed in the Disclosure Letter), any other Transaction Documents or the transactions contemplated hereby or thereby, (iv) are related to the future performance of any Contract entered into in the ordinary course of business or under any Seller Benefit Plan (excluding any liability arising as a result of any breach of any Contract or violation of any Law), (v) are Excluded Liabilities, (vi) which would not reasonably be expected to be material to the Business, taken as a whole, (vii) incurred under, or as a result of actions taken or omissions required pursuant to, this Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby or (viii) are related to (x) Indebtedness repaid or otherwise terminated or released prior to or as of the Closing, (y) any intercompany Indebtedness solely by and among the Purchased Entities or (z) any Indebtedness of Seller or any of its Subsidiaries (other than a Purchased Entity) with respect to which neither Buyer nor any Purchased Entity will have any obligation following the Closing Date.

(c) Seller, the Other Sellers and the Purchased Entities maintain a system of internal accounting controls designed to ensure that Seller and its Subsidiaries maintain no off-the-books accounts and designed to provide reasonable assurance regarding the reliability of Seller and its Subsidiaries’ financial reporting, in each case, with respect to the Business.

(d) Seller, the Other Sellers and the Purchased Entities have not, nor, to the knowledge of Seller, has any director, officer or employee of any Other Sellers and the Purchased Entities, received any material complaint, allegation, assertion or claim with respect to the Business regarding the accounting practices, procedures, methodologies or methods of any of Seller, the Other Sellers and the Purchased Entities or their respective internal controls, including any material complaint, allegation, assertion or claim that any of the Purchased Entities has engaged in unlawful accounting practices. There are no (x) internal investigations regarding any accounting practices of Seller, the Other Sellers and the Purchased Entities as such practices relate to the Business that would be material to the Business, or, (y) to the knowledge of Seller, governmental inquiries or investigations pending or threatened in writing, in each case, regarding any accounting practices of Seller, the Other Sellers and the Purchased Entities as such practices relate to the Business.

(e) Except as would not be material to the Business, taken as a whole, all Accounts Receivable reflected on the Business Financial Statements, as of the respective dates thereof, and all Accounts Receivable arising subsequent to the Reference Date, have been accounted for in accordance with GAAP and represent, as of the respective dates thereof, valid accounts receivable arising from sales actually made or services actually performed, in each case, in the ordinary course of business. Except as would not be material to the Business, taken as a whole, all of the outstanding Accounts Receivable balances deemed uncollectible have been reserved against on the Business Financial Statements in accordance with GAAP and reserves have been established for Accounts Receivable balances that are aged in excess of their payment terms or represent high default risk. In the three years prior to the Agreement Date, the Purchased Entities have not and, with respect to the Business, Seller has not canceled, or agreed to cancel, in whole or in part, any material Accounts Receivable except in the ordinary course of business.

Section 4.12 Employees; Employee Benefits.

(a) Schedule 4.12(a) of the Disclosure Letter sets forth a true, complete and correct list of all Seller Benefit Plans (and denotes (i) whether such Seller Benefit Plan is sponsored or maintained by a Purchased Entity (and if so, which such Purchased Entity) and (ii) whether such Seller Benefit Plan is maintained primarily for the benefit of employees outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States, and if so, the applicable jurisdiction (each, a “Non-U.S. Plan”). With respect to any Business Employee that holds any Equity Awards, a list of such Business Employees, as of June 28, 2024, has been provided to Buyer that includes each such holder’s identification number and, for each such award held by him or her, the employee incentive plan under which such award was issued, the number of shares (or cash amount) subject to such award, the type of such award, the date of grant thereof, the exercise price therefor (as applicable) and the vesting schedule therefor.

(b) With respect to each Seller Benefit Plan, Seller has delivered or made available to Buyer copies of such Seller Benefit Plan and (if applicable): (i) the most recent plan document (and all material amendments thereto) or, to the extent unwritten, a summary of the benefits provided under such plan, and related trust agreement, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the IRS, (iv) the most recent determination or opinion letter, if any, issued by the IRS, (v) the three most recent financial statements or actuarial reports, if applicable, and (vi) all material, non-routine correspondence or filings with participants to any Governmental Authority (to the extent such correspondence or filing would reasonably be expected to have an effect on any Business Employee).

(c) (i) Each Seller Benefit Plan has been maintained and administered in accordance with its terms and all applicable Laws, including ERISA and the Code, in each case, in all material respects; (ii) all material contributions (including all employer contributions and employee salary reduction contributions) and premiums required to be made with respect to any Seller Benefit Plan on or before the date hereof have been made; and (iii) each Seller Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination or opinion letter as to its qualification (and, to the knowledge of Seller, the IRS has not taken any action to revoke such determination or opinion letter and there are no facts or circumstances that would reasonably be expected to result in the revocation of, or otherwise adversely affect, the qualified status of such Seller Benefit Plan).

(d) No Seller Benefit Plan is, and none of Seller, the Other Sellers, the Purchased Entities or any of their respective ERISA Affiliates, nor any predecessor thereof, sponsors, maintains or contributes to, or in the six years prior to the Agreement Date has sponsored, maintained or contributed to, (i) a multiemployer plan within the meaning of Section 3(37) of ERISA, (ii) an employee benefit plan subject to Section 302 or Title IV of ERISA or is otherwise a “defined benefit plan” (as defined in Section 3(35) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No Seller Benefit Plan that is subject to Title IV of ERISA or Section 412 or 430 of the Code is in “at-risk” status

(within the meaning of Section 303 of ERISA), and none of the following events has occurred in connection with any such plan: (A) a “reportable event,” within the meaning of Section 4043 of ERISA, whether or not any notice period has been waived by the Pension Benefit Guaranty Corporation; or (B) any notification to the Pension Benefit Guaranty Corporation as a result of an event described in Section 4062 or 4063 of ERISA. None of Seller, the Other Sellers, the Purchased Entities or any of their respective ERISA Affiliates has incurred any unsatisfied Liability (including withdrawal Liability) under, and, to the knowledge of Seller, no circumstances exist that would reasonably be expected to result in any material Liability to Seller, any Other Seller, any Purchased Entity or any of their respective ERISA Affiliates under, Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA that would result in the imposition of any material Liability on Buyer or any of its Affiliates (including the Purchased Entities following the Closing). No asset or property of any Purchased Entity is subject to any lien arising under Section 430(k) of the Code or Section 303(k) of ERISA. No Purchased Entity has been required to provide any security under Section 307 of ERISA or Section 436(f) or 412(f) of the Code.

(e) Except as described in Schedule 4.12(e) of the Disclosure Letter, the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions hereunder and thereunder (including the consummation of the Purchase Transaction) will not, except as may otherwise be required under applicable Law relating to a government provided or social security type program, (i) entitle any executive Business Employee to extra statutory severance pay under any Seller Benefit Plan, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation or benefits due to any Business Employee under any Seller Benefit Plan, (iii) trigger any funding obligation with respect to any Business Employee under any Seller Benefit Plan that is sponsored or maintained by a Purchased Entity, or (iv) result in any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) to any “disqualified individual” within the meaning of Section 280G of the Code.

(f) Except as described in Schedule 4.12(f)(i) of the Disclosure Letter, for the past three years, the terms and operation of each Seller Benefit Plan have complied in all material respects with all applicable Laws and regulations relating to that Seller Benefit Plan. Except as described in Schedule 4.12(f)(ii) of the Disclosure Letter, no Seller Benefit Plan provides or promises any health or other welfare benefits (other than severance benefits) to employees after their employment terminates other than as required by part 6 of subtitle B of Title I of ERISA or pursuant to requirements of similar other Laws. With respect to any Seller Benefit Plan, and excluding Non-U.S. Plans, there has occurred no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, or breach of any duty under ERISA which would reasonably be expected to result in any Taxes, penalties or other liability to Seller or any of its Subsidiaries. As of the Agreement Date, no Proceeding (other than those relating to routine claims for benefits) has occurred in the past three years, is pending or, to the knowledge of Seller, threatened with respect to any Seller Benefit Plan, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted.

(g) Each Seller Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no agreement, plan or other arrangement to which Seller, the Other Sellers or the Purchased Entity is a party, which requires the payment of a Tax gross-up or a reimbursement payment to any person, including with respect to any Tax related payments under Section 409A of the Code or Sections 280G or 4999 of the Code.

(h) No Purchased Entity has, nor to the knowledge of Seller are there any circumstances which would reasonably be expected to lead to any material liability to any Purchased Entity or the Business with respect to misclassification of any individual as an independent contractor, consultant or equivalent rather than as an employee or worker, or any individual being classified as a worker rather than as an employee.

(i) Except for any Assumed Benefit Plan which provides any Retirement Benefits, and the UK DB Plan (unless and until the UK DB Plan Transfer is implemented in accordance with this Agreement), no Purchased Entity has or would reasonably be expected to have any Liability to, in relation to, or in connection with, any scheme, plan or arrangement for the provision of any Retirement Benefits.

(j) (i) No Purchased Entity is (other than in respect of the Pension Employer’s participation in the UK DB Plan), or has ever been an “employer”, nor (ii) other than in respect of the UK DB Plan, no Purchased Entity is or has in the last six years been, “connected” with, or an “associate” of, an “employer”, in each case, in relation to any defined benefit pension arrangement for the purposes of sections 38 to 51 of the Pensions Act 2004.

(k) Other than the UK Pension Guarantee, there are no guarantees, letters of credit and/or any other security or other similar arrangements in place (including whether fixed or floating, secured or unsecured and/or actual or contingent) in place for, or in respect of, the UK DB Plan and/or for the benefit of any Trustee.

(l) In relation to the UK DB Plan, Seller has made a copy of the following documentation available to Buyer:

(i) the governing definitive trust deed and rules and all amendments thereto (including amendments to implement: (A) the closure of the UK DB Plan to new members and future benefit accrual; and (B) the amendment of the UK DB Plan’s retirement ages for men and women to comply with applicable Law); and

(ii) (A) the current SoC and any other funding agreement or arrangement and (B) the most recent triennial actuarial valuation report and any subsequent funding update.

(m) No certificate has been issued in relation to any Purchased Entity under section 75 or 75A of the Pensions Act 1995 to pay a debt in respect of the UK DB Plan and no events or circumstances have occurred or are contemplated that have or are reasonably expected to lead to such a debt becoming due.

(n) No current or former employee of any Purchased Entity has previously transferred to any Purchased Entity pursuant to the Transfer Regulations and no Business Employee will or could transfer to a Purchased Entity pursuant to the Transfer Regulations as part of, in connection with, or as a result of, the Restructuring Activities or the Closing who at any time prior to such transfer is or was a member of a UK defined benefit pension arrangement, in any case, in circumstances where any Purchased Entity will inherit or has (or could reasonably be expected to have) inherited any obligation (whether contingent or otherwise) to fund, or otherwise meet the cost of, any early retirement or redundancy benefits, which are derived from such pension plan.

(o) (i) No contribution notice or financial support direction under Sections 38 to 51 of the Pensions Act 2004 has been issued against any Purchased Entity (or, where applicable, to the knowledge of Seller, any of its employees, officers or directors) and there are no grounds, to the knowledge of Seller, which would reasonably be expected to lead to the Pensions Regulator exercising or seeking to exercise any such powers; and (ii) to the knowledge of Seller, in the three years prior to the Agreement Date, no Purchased Entity has been party to an act or omission which would or might reasonably be expected to lead to, an offence being committed under sections 58A and 58B of the Pensions Act 2004 or the imposition of a penalty under sections 58C and 58D of the Pensions Act 2004.

(p) With respect to any Non-U.S. Plan, (i) all employer and employee contributions to each Non-U.S. Plan required by Law or by the terms of such Non-U.S. Plan have been made, or, if applicable, accrued in accordance with normal accounting practices applicable to the jurisdiction in which the plan is operated, (ii) all required registrations and filings have been made as required under applicable Law, and (iii) each Non-U.S. Plan has been administered in compliance with the Laws of the jurisdiction in which it is operated and its governing terms (as amended from time to time).

(q) Seller has provided a true and complete list of all Business Employees and each of their (i) primary work location, (ii) employing entity, (iii) job title, (iv) date of hire, (v) status as full-time or part-time, (vi) classification by Seller and its Affiliates as exempt or non-exempt under applicable wage and hour Laws, (vii) pay type (hourly, salary or other basis), (viii) base salary, hourly or other pay rate, (ix) commission, incentive pay and/or other non-discretionary compensation opportunity, (x) active or inactive status and, if on inactive status, the date the Business Employee became inactive and the date on which they are expected to return to active status, and (xi) union or works council affiliation (if any).

(r) Schedule 4.12(r) of the Disclosure Letter contains a true and complete list of all individual independent contractors who are performing services for Seller (including those performing services through a sole proprietorship or an entity wholly owned and operated by them) or the Business, including (i) their name, (ii) their primary work location, (iii) a description of the services they provide, (iv) their first date of engagement by Seller or its Affiliates, (v) whether they are engaged by Seller or an Affiliate thereof, (vi) the approximate number of hours per month they provide services for the Purchased Entities or the Business, and (vii) their compensation terms. All individual independent contractors, leased employees, and exempt employees of the Purchased Entities and the Business have been properly classified for all purposes and paid all compensation owed.

(s) As of the Agreement Date and in the three years prior, the Purchased Entities and, with respect to (x) the Business Employees and (y) any other current or former employees of Seller or any of its Subsidiaries who as of immediately prior to such employee’s termination of employment spent all of their working time providing services to or on behalf of the Business (“Former Business Employees”), Seller and its Subsidiaries (other than the Purchased Entities), are not and have not been (i) a party or subject to any collective bargaining agreements or other Contracts with any union, works council or other labor organization or employee representative body (“Labor Organization”) or (ii) negotiating any such Contract with a Labor Organization. As of the Agreement Date, the Purchased Entities are not under an obligation to negotiate such a Contract with a Labor Organization. As of the Agreement Date, the Purchased Entities and, with respect to the Business Employees and any Former Business Employees, Seller and its Subsidiaries (other than the Purchased Entities), are not subject to any demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any Labor Organization. Except as set forth on Schedule 4.12(s) of the Disclosure Letter, neither Seller nor any of its Affiliates (including any Purchased Entity) is required to notify or consult with any trade union, works council or other employee representative body prior to the execution of this Agreement or in relation to the Restructuring Activities, Closing or otherwise in connection with the transactions contemplated herein.

(t) As of the Agreement Date, with respect to the Business, there is not presently pending or existing, and, to the knowledge of Seller, there is not threatened, any strike, slowdown, picketing, work stoppage or material dispute related to the Business Employees or Former Business Employees.

(u) The Purchased Entities and, with respect to the Business Employees and any Former Business Employees, Seller and its Subsidiaries (other than the Purchased Entities), are, and for the past three years have been, in compliance in all material respects with all applicable Laws relating to employment or labor, including all applicable Laws relating to hiring, background checks, training, notices, wages, hours, social insurance contributions, housing fund contributions, overtime, pay equity, immigration, employment eligibility verification, collective bargaining, labor relations, employment discrimination, harassment, retaliation, privacy, whistleblowing, labor dispatch, outsourcing, COVID-19, disability rights and benefits, affirmative action, sick time, leaves of absences, safety and health, discipline, terminations, plant closings, mass layoffs, workers’ compensation, and classification of exempt employees, leased employees and independent contractors, except as would not be reasonably expected to be material to the Business, taken as a whole. There is, and in the past three years there has been, no pending or, to the knowledge of Seller, threatened labor or employment-related Proceeding against or otherwise affecting the Purchased Entities or with regard to the Business Employees and any Former Business Employees, except as would not be reasonably expected to be material to the Business, taken as a whole.

(v) In the past three years, the Purchased Entities and, with respect to the Business Employees and any Former Business Employees, Seller and its Subsidiaries (other than the Purchased Entities), have not implemented any “plant closing” or “mass layoff” (as such terms are defined in the federal Worker Adjustment and Retraining Notification Act and any similar state or local Law in any applicable jurisdiction (each a “WARN Act”)) or other employment decision that implicated a WARN Act. In the past six months, Seller and its Subsidiaries have not carried out any layoff, furlough, or hours reduction that, if continued, would constitute an “employment loss” (as such term is defined in any applicable WARN Act). Except as set forth on Schedule 4.12(v) of the Disclosure Letter, no Purchased Entity has: (i) an obligation to make, or custom or practice of making, a payment to any of its employees on redundancy or termination of employment in excess of the applicable statutory redundancy or severance payment; or (ii) given notice or started any collective redundancy consultation or other action with respect to any mass layoff or similar exercise.

(w) During the three years prior to the date hereof, the Purchased Entities and, with respect to the Business Employees and any Former Business Employees, Seller and its Subsidiaries (other than the Purchased Entities), have investigated all allegations of sexual harassment or discriminatory harassment of which they had knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material loss to any Purchased Entity or the Business or that if known to the public, would reasonably be expected to bring any Purchased Entity or the Business into material disrepute.

Section 4.13 Real Property.

(a) Schedule 4.13(a) of the Disclosure Letter sets forth a list, as of the Agreement Date, of the address of all Owned Real Property. The applicable Purchased Entities have good and marketable fee simple title to all Owned Real Property owned by such entities, free and clear of all Liens, defects in title, conditions, encroachments or other defects, adverse rights or claims, other than Permitted Liens. Other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof.

(b) Schedule 4.13(b) of the Disclosure Letter sets forth a list, as of the Agreement Date, of the Leased Real Property, including all Real Property Leases. Each of Seller, the Other Asset Sellers and the Purchased Entities, as applicable, has (or as of immediately prior to the Closing will have) good and valid leasehold interests in the Leased Real Property free and clear of any Liens, defects in title, conditions, encroachments or other defects, adverse rights or claims, other than Permitted Liens. All Real

Property Leases for the Leased Real Property are in full force and effect, constitute (or as of immediately prior to the Closing will constitute) legal, valid and binding obligations of Seller, an Other Seller or a Purchased Entity, as applicable, subject, as to enforceability, to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles. Seller has provided to Buyer a true, correct and complete copy of each Real Property Lease. There exists no material breach, material default or event of default (or occurrence or event that with notice or lapse of time or both would result in a material breach, material default or event of default) under any Real Property Lease by Seller, an Other Asset Seller or a Purchased Entity, as applicable, or, to the knowledge of Seller, any other party thereto.

(c) Except as provided in the Transition Services Agreement, no Person other than a Purchased Entity subleases, licenses or otherwise has the right to use or occupy the Business Real Property. The Business Real Property constitute all of the material real property currently utilized in the operation of the Business. There are no pending, or, to the knowledge of Seller, threatened, appropriation, condemnation, eminent domain or other like proceedings or sales or other dispositions in lieu of condemnation, relating to any portion of the Owned Real Property. No Purchased Entity has mortgaged or deeded in trust any interest in any Business Real Property.

Section 4.14 Title to Assets; Sufficiency of Assets.

(a) Seller, one of the Other Sellers or one of the Purchased Entities has, or as of immediately prior to the Closing will have, good and valid title to the Purchased Assets (or in the case of leased Purchased Assets, valid leasehold interests in such leased Purchased Assets), free and clear of all Liens except Permitted Liens and Liens arising out of any actions of Buyer and its Affiliates. Each Purchased Entity has (or as of immediately prior to the Closing will have) valid title to all of its assets (or in the case of leased assets, valid leasehold interests in such leased assets), free and clear of all Liens except Permitted Liens and Liens arising out of any actions of Buyer and its Affiliates.

(b) The Purchased Assets and the assets, properties and rights that will be owned, leased or licensed (including through the IPMA and the Shared Contracts) by the Purchased Entities immediately following the Closing, together with the assets, services, rights and other obligations that will be transferred, leased, licensed or otherwise provided pursuant to the Transaction Documents constitute all material assets, properties and rights necessary to operate the Business as currently operated by Seller and its Subsidiaries (other than (i) the Shared Services, (ii) services or Intellectual Property Rights to be made available pursuant to the Transition Services Agreement or Section 2.6, (iii) services specifically excluded from the Transition Services Agreement, (iv) the Purchased Assets or Purchased Shares subject to Local Transfer Agreements pursuant to which the transfer of such Purchased Assets or Purchased Shares will not be made until after the Closing, and (v) as set forth on Schedule 4.14 of the Disclosure Letter); provided that (A) the foregoing is subject to the limitation that certain transfers, leases, licenses or replacements, as the case may be, of Purchased Assets, Purchased Shares, Assigned Contracts, Shared Contracts, Permits, and any claim or right or benefit arising thereunder or resulting therefrom, may require a Consent as set forth in Section 2.6 (and the absence of such Consent and the consequences thereof shall not be deemed a breach of this Section 4.14), (B) the foregoing is subject to Buyer owning or forming Business Entities in any necessary jurisdictions where the Purchased Entities are not conveyed and that such Business Entities obtain such necessary corporate qualifications and Permits to do business in such jurisdictions and (C) this Section 4.14 does not address and will not be construed as a representation or warranty regarding any Intellectual Property Rights infringement or misappropriation matters, which are addressed solely by Section 4.7.

(c) The properties and assets of the Business and the Purchased Assets constituting tangible personal property (including servers, computers and equipment of the Purchased Entities) are in good operating condition and repair, ordinary wear and tear excepted and subject to repairs or refurbishments or obsolescence in the ordinary course of business, except as is not and would not reasonably be expected to be material to the Business, taken as a whole.

(d) Each of the individuals set forth on Schedule 4.14(d) of the Seller Disclosure Letter has participated in review of the lists of Transferred Intellectual Property Rights contained in the Purchased Assets.

Section 4.15 Absence of Certain Developments. Except for actions taken to effect the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Restructuring Activities) and any other Transaction Documents, from the date of the Reference Statement through the Agreement Date, (a) there has not been any Effect that has had, or would reasonably be expected to have a Material Adverse Effect, (b) the Business has been conducted in the ordinary course consistent with past practice in all material respects, and (c) neither Seller, nor any Other Seller, nor any Purchased Entity has taken any action that would, if taken from the Agreement Date through the Closing Date, require the consent of Buyer under Section 6.1(a).

Section 4.16 Finders; Brokers. Neither Seller nor any of its Subsidiaries have employed any finder, broker, investment banker or similar financial advisor in connection with the transactions contemplated by this Agreement who would have a valid claim for a fee, commission or expenses from Buyer or its Affiliates (including, from and after the Closing, the Purchased Entities) in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

Section 4.17 Data Privacy and Security.

(a) Data Protection Requirements; Personal Information. In the three years prior to the Agreement Date, the conduct of the Business complies, and has complied in all material respects, with (i) applicable Privacy Laws, (ii) all terms of Contracts relating to Business Data including Personal Information and Privacy Laws, (iii) the Privacy Policies (collectively, “Data Protection Requirements”), and (iv) applicable binding industry or self-regulatory standards relating to data privacy and security or the processing of Personal Information. Seller and its Subsidiaries have adopted and published Privacy Policies to any website and other applicable electronic platforms that accurately describe the privacy practices of the Business, and, no such disclosure or representation made or contained in any such Privacy Policy has been inaccurate, misleading or deceptive (including by omission). Seller and its Subsidiaries have obtained written agreements from third parties that process Business Data in connection with the Business (“Third-Party Processor”) that satisfy the requirements of applicable Data Protection Requirements in all material respects, and to the knowledge of Seller, no such Third-Party Processor is in material breach of any such agreement. To the extent Seller and its Subsidiaries transfers Business Data subject to the UK GDPR or the GDPR outside of the United Kingdom or European Economic Area (as applicable), such transfer is carried out in accordance with Privacy Laws. Neither Seller, nor to the knowledge of Seller any Third-Party Processor, has notified or plans to notify, either voluntarily or as required by any Data Protection Requirements, any Person of any Security Breach (defined below) or other non-permitted processing of Business Data. Seller and its Subsidiaries have implemented and maintain commercially reasonable technical and organizational measures to protect against the unauthorized or unlawful processing of, or accidental loss or damage to, any Business Data. Seller and its Subsidiaries do not, and do not permit any Third-Party Processor to, sell to or share with any Person any Personal Information processed in connection with the Business, except in compliance in all material respects with applicable Data Protection Requirements.

(b) Security Breaches. Seller and its Subsidiaries have implemented and maintained all necessary and appropriate controls, policies, procedures, and safeguards to maintain and protect the confidentiality, integrity and security of the IT Assets and Business Data, and, except as described in Schedule 4.17(b) of the Disclosure Letter, during the last three years, neither Seller nor any Subsidiary, nor to the knowledge of Seller any Third-Party Processor, has experienced any incident in which any material amount of Business Data was lost, stolen or unlawfully accessed, acquired or otherwise processed (“Security Breach”), nor are any incidents under internal review or investigation relating to the same. Neither Seller nor any of its Subsidiaries has received any written, or to the knowledge of Seller, other notice, claim, request, objection, complaint or other correspondence from any Person with respect to any actual or alleged violation of any Data Protection Requirement in connection with the Business and no investigations or Proceedings have been commenced with respect to the same. The consummation of the transaction contemplated hereunder and the execution or performance of the Transaction Documents will: (i) comply in all material respects with the Data Protection Requirements or other commitments to third parties, in each case relating to the privacy, security and processing of Personal Information; (ii) not require the consent of, or provision of any notice to, any individual, Person or other third party concerning the processing of Personal Information; and (iii) not give rise to any right of termination or other restriction on the rights of Buyer or its Affiliates to process any Personal Information as necessary to carry on the Business in the same manner as the same is now being conducted by Seller and its Subsidiaries.

Section 4.18 Material Business Relationships.

(a) Material Customers. Schedule 4.18(a) of the Disclosure Letter sets forth the 20 largest customers of the Business (measured by aggregate billings) during the fiscal year ended December 31, 2023 (the “Material Customers”).

(b) Material Suppliers. Schedule 4.18(b) of the Disclosure Letter sets forth the twelve largest suppliers of materials, products or services to the Business (measured by aggregate dollars spent) during the fiscal year ended December 31, 2023 (the “Material Suppliers”).

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, since March 1, 2023, no Material Customer or Material Supplier has (i) canceled, terminated, or adversely changed the pricing or other material terms of its relationship with respect to the Business or (ii) provided written notice to Seller of its intent to cancel or otherwise terminate its relationship with the Business.

Section 4.19 Inventory. Subject in each case to Seller’s and its applicable Subsidiaries’ reserves in accordance with the Accounting Principles, all Inventory (a) to the knowledge of Seller, consists, in all material respects, of a quality and quantity usable or saleable by the Business in the ordinary course of business and (b) to the extent now on hand and purchased after the Reference Date, was purchased in the ordinary course of business.

Section 4.20 Insurance. Schedule 4.20 of the Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance provided by third-party insurers held by, or for the benefit of, the Business as of the Agreement Date, but exclusive of those addressed in Section 4.12. As of the Agreement Date, (a) none of Seller, the Other Sellers or their respective Subsidiaries has received any written notice from any insurer under any such insurance policies, canceling or materially adversely amending any such policy or denying renewal of coverage thereunder, and (b) all premiums on such insurance policies due and payable as of the date hereof have been paid.

Section 4.21 Affiliate Matters; Intercompany Arrangements. Other than materials, products and services (a) consisting of, used in or related to the Shared Services, (b) to be made available pursuant to the Transition Services Agreement, the IPMA or Section 2.6, (c) services specifically excluded from the Transition Services Agreement, (d) the Purchased Assets or Purchased Shares subject to Local Transfer Agreements pursuant to which the transfer of such Purchased Assets or Purchased Shares will not be made until after the Closing, and (e) as set forth on Schedule 4.14 of the Disclosure Letter, the Business does not acquire any materials, products or services from Seller or its Subsidiaries (other than the Purchased Entities) necessary for or used in the conduct and operations of the Business other than materials, products or services that are generally obtainable, or for which comparable replacement products are generally obtainable, from a source or supplier other than Seller or a Subsidiary of Seller on commercially reasonable terms within a commercially practicable timeframe or as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Purchased Entities and the Purchased Assets, taken as a whole. Other than any Transaction Document (including any Local Transfer Agreement or Restructuring Documents), any Intercompany Agreement listed on Schedule 6.16(b) of the Disclosure Letter and any Shared Contract, none of the Purchased Entities is a party to any Contract with Seller or any Subsidiary of Seller other than a Purchased Entity, except as will be terminated prior to Closing or is otherwise terminable at will without any material Liability to any party thereto. Other than ordinary advances for travel expenses and for payment of salary for services rendered, no partner, member, employee, officer or director of Seller or any Purchased Entity (each, a “Business Related Party”) or member of such Business Party’s immediate family, or any corporation, partnership or other entity in which such Business Related Party is an officer, director, member or partner, or in which such Business Related Party has significant ownership interests or otherwise controls, is indebted to any Purchased Entity, nor is any Purchased Entity indebted (or committed to make loans or extend or guarantee credit) to any of them. To the knowledge of Seller, none of such Persons has any direct or indirect ownership in any firm or corporation with which the Business has a business relationship, or any firm or corporation that competes with the Business, except that any such Persons may own stock in publicly traded companies. No Business Related Party or any member of their immediate families is, directly or indirectly (excluding any ownership of stock in publicly traded companies), interested in any Contract or involved in any business arrangement with any Purchased Entity (excluding any Contract that is an Assumed Benefit Plan or between or among the Purchased Entities).

Section 4.22 Solvency. As of the Agreement Date and immediately after the Closing, and after giving effect to the transactions contemplated hereunder, each of Seller and the Other Sellers, and its and their respective Affiliates whose property is transferred to the Purchased Entities in connection with the Restructuring Activities, are and will be Solvent. Seller has delivered to Buyer a true and correct copy of the Solvency Opinion. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent by Seller or the Other Sellers, or its or their respective Affiliates whose property is transferred to the Purchased Entities in connection with the Restructuring Activities, to delay or defraud either present or future creditors of the aforementioned entities.

Section 4.23 Fairness Opinion. The Board of Directors of Seller has received the written opinion (or an oral opinion, to be confirmed in writing) (the “Fairness Opinion”) of Moelis & Company LLC, as financial advisor to Seller to the effect that, subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, as of the date of such opinion, the Base Purchase Price is fair from a financial point of view to Seller. Seller shall deliver a true and complete copy of such opinion to Buyer for informational purposes only promptly following the execution and delivery of this Agreement.

Section 4.24 Seller Representations. Except as expressly set forth in this Article 4, neither Seller nor any of its Affiliates, nor any of their respective Representatives has made, or is making, any representation or warranty to Buyer or its Affiliates regarding Seller, its Subsidiaries (including the Purchased Entities) or the Business, or any of its or their respective assets, liabilities, businesses or operations. Seller acknowledges and agrees, on behalf of itself and each of its Affiliates, that (i) it has relied, and it is reasonable to rely, solely on the representations or warranties of Buyer specifically contained in this Agreement, the officer’s certificate delivered pursuant to Section 7.2(d), and on the results of Seller’s own independent investigation and verification and (ii) the representations and warranties of Buyer expressly and specifically set forth in Article 5 of this Agreement and the certificate delivered pursuant to Section 7.2(d) constitute the sole and exclusive representations, warranties and statements (including by omission) of any kind of Buyer or any of its Subsidiaries or any of their respective Representatives in connection with the transactions contemplated by this Agreement. Notwithstanding anything contained herein to the contrary, Buyer and Seller agree that nothing in this Section 4.24 shall limit any claims for Fraud.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 5.1 Corporate Existence. Buyer and each Subsidiary of Buyer that is a party to the Transaction Documents is duly organized, validly existing and in good standing (if such concept is applicable in the applicable jurisdiction) under its Laws of its jurisdiction of organization and has the requisite corporate power and authority to carry on its businesses as now being conducted. Buyer and each Subsidiary of Buyer that is a party to the Transaction Documents is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case, except as would not have a Buyer Material Adverse Effect.

Section 5.2 Corporate Authority. Buyer and its Subsidiaries have (or, with respect to any Transaction Documents entered into by Buyer or its Subsidiaries after the Agreement Date, will have) all necessary corporate or other similar power and authority to execute and deliver this Agreement and the Transaction Documents and have taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Transaction Documents and to consummate the transactions contemplated thereby. No vote or other approval of the stockholders of Buyer is required in connection with the execution, delivery or performance of this Agreement and the Transaction Documents or to consummate the transactions contemplated thereby, whether by reason of applicable Law, the Organizational Documents of Buyer, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Buyer, and, assuming the due authorization, execution and delivery of this Agreement by Seller, will constitute, and the Transaction Documents when executed and delivered by Buyer or its applicable Subsidiaries, and, assuming the due authorization, execution and delivery of the Transaction Documents by the applicable Subsidiary of Seller, will constitute, a valid, legal and binding agreement of Buyer and/or its applicable Subsidiaries, enforceable against Buyer and/or such Subsidiaries in accordance with its terms.

Section 5.3 Governmental Approvals and Consents; Non-Contravention.

(a) No Consent or Order from, notice to or registration, declaration or filing with, any Governmental Authority is required on the part of Buyer or any of its Affiliates in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, except in relation to (i) any applicable Antitrust Laws, (ii) foreign direct investment Laws, (iii) any Permits relating to the Business or (iv) any such filings, notices, Permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not have a Buyer Material Adverse Effect.

(b) The execution and delivery of this Agreement and the other Transaction Documents by Buyer and/or each of the Other Buyers, the performance by Buyer and each Other Buyer of their respective obligations hereunder and thereunder and the consummation by Buyer and each of the Other Buyers of the transactions contemplated hereby and thereby do not and will not (i) violate or conflict with or result in any breach under any provision of the Organizational Documents of Buyer or any Other Buyer, (ii) result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or require that any Consent be obtained with respect to, or result in the creation of any Lien, except for Permitted Liens, under any Contract to which Buyer and/or any Other Buyer is subject or is a party, or (iii) assuming compliance with the matters described in Section 5.3(a) and Section 6.3, violate, conflict with or result in any breach under any provision of any Law applicable to Buyer, any Other Buyer, or any of their respective properties or assets, except, in the case of clauses (ii) and (iii) of this Section 5.3(b), to the extent that any such default, violation, conflict, breach or loss would not have a Buyer Material Adverse Effect.

Section 5.4 Litigation. Neither Buyer nor any of its Affiliates is subject to any Order or Contract with any Governmental Authority that would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the transactions contemplated by this Agreement or any other Transaction Document or would reasonably be expected to have a Buyer Material Adverse Effect. No Proceeding is pending or, to the knowledge of Buyer, threatened in writing against Buyer or any of its Affiliates that would reasonably be expected to prevent or materially interfere with or delay the consummation of the transactions contemplated hereby or by any of the other Transaction Documents.

Section 5.5 Financial Capacity. Buyer has, as of the Agreement Date, and shall have at the Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds to make payment of all amounts to be paid by it hereunder on and after the Closing Date.

Section 5.6 Finders; Brokers. Neither Buyer nor any of its Affiliates has employed any finder, broker or investment banker in connection with the transactions contemplated by this Agreement who would have a valid claim for a fee, commission or expenses from Seller in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

Section 5.7 Solvency. Assuming that the representations and warranties in Article 4 are true and correct and that Seller and Buyer have each complied with their respective obligations under this Agreement, at and immediately after the Closing, and after giving effect to the transactions contemplated hereunder (including any financings being entered into in connection therewith), Buyer and its Affiliates, taken as a whole, on a consolidated basis, will be Solvent.

Section 5.8 Investment Decision. Buyer and the Other Buyers are acquiring the Purchased Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Purchased Shares. Buyer acknowledges that the Purchased Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Purchased Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 5.9 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Business in making its determination as to the propriety of the transactions contemplated by this Agreement and in entering into this Agreement, which investigation, review and analysis was done by Buyer and its Affiliates and Representatives. Except for the representations and warranties contained in Article 4, which representations and warranties constitute the sole and exclusive representations and warranties to Buyer by Seller in connection with the transactions contemplated by this Agreement, Buyer acknowledges and agrees that (i) in entering into this Agreement, it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller or its Representatives, (ii) neither Seller, nor any of its Subsidiaries or Affiliates nor any other Person makes any other express, implied or statutory representation or warranty (including in any information, document or material made available to Buyer or its counsel or other Representatives in Buyer’s due diligence review, including in “data rooms” (electronic or otherwise) or management presentations) with respect to the Purchased Entities, the Business, the Purchased Assets, the Assumed Liabilities or otherwise, including any implied warranties of merchantability, fitness for a particular purpose, title, enforceability or noninfringement or any projections, estimates and budgets for the Business, and (iii) Seller specifically disclaims all other representations and warranties (i.e., other than as set forth in Article 4).

Section 5.10 CFIUS. Neither Buyer nor any Other Buyer is a foreign person, as defined in 31 C.F.R. § 800.224. Buyer further represents that the transactions contemplated by this Agreement will not result in foreign control (as defined in 31 C.F.R. § 800.208) of the Business and will not constitute direct or indirect investment in the Business by any foreign person that affords the foreign person with any of the access, rights or involvement contemplated under 31 C.F.R. § 800.211(b).

Section 5.11 Buyer Representations. Except as expressly set forth in this Article 5, neither Buyer nor any of its Affiliates, nor any of their respective Representatives has made, or is making, any representation or warranty to Seller or its Affiliates. Buyer acknowledges and agrees, on behalf of itself and each of its Affiliates, that (i) it has relied, and it is reasonable to rely, solely on the representations or warranties of Seller specifically contained in this Agreement, the officer’s certificate delivered pursuant to Section 7.3(g), and on the results of Buyer’s own independent investigation and verification and (ii) the representations and warranties of Seller expressly and specifically set forth in Article 4 of this Agreement and the certificate delivered pursuant to Section 7.3(g) constitute the sole and exclusive representations, warranties and statements (including by omission) of any kind of Seller or any of its Subsidiaries or any of their respective Representatives in connection with the transactions contemplated by this Agreement. Notwithstanding anything contained herein to the contrary, Buyer and Seller agree that nothing in this Section 5.11 shall limit any claims for Fraud.

ARTICLE 6

AGREEMENTS OF BUYER AND SELLER

Section 6.1 Operation of the Business.

(a) Except (I) as otherwise expressly required by this Agreement (including with respect to the Restructuring Activities) or the other Transaction Documents, (II) as described on Schedule 6.1(a) of the Disclosure Letter, (III) as may be necessary to comply with applicable Laws, or (IV) as consented to in writing by Buyer (including via email), which consent may not be unreasonably withheld, conditioned or delayed, from the Agreement Date until the Closing, (1) Seller shall, and Seller shall cause its Subsidiaries to, use commercially reasonable efforts to (x) operate and conduct the Business in the ordinary course of business in all material respects and in compliance with applicable Law and (y) preserve intact the Business and maintain existing relations and goodwill with the customers, suppliers, lessors, employees and other significant business relationships of the Business; and (2) Seller shall not, and Seller shall cause its Subsidiaries not to, take any of the following actions with respect to the Purchased Shares, the Purchased Assets, the Assumed Liabilities or the Business:

(i) (A) amend or modify the Organizational Documents of any Purchased Entity, (B) adjust, split, combine, redeem, repurchase or otherwise acquire, subdivide or reclassify its outstanding equity interests or enter into any agreement with respect to the voting of any equity interests of a Purchased Entity, or (C) declare, set aside or pay any dividend or distribution of a Purchased Entity payable in cash, stock, property or otherwise to any Person other than another Purchased Entity (other than dividends that are paid in full prior to the Closing Date and consists only of cash);

(ii) transfer, sell, lease, license or otherwise convey or dispose of, pledge, or subject to any Lien (other than any Liens that will be released at or prior to Closing), (A) any of the Purchased Shares or (B) other than Permitted Liens, the Purchased Assets, including any Patents that are Purchased Assets (or assets or property which would have been Purchased Assets, but for such transfer or disposition), other than (I) sales or non-exclusive licenses of inventory, Products or Intellectual Property Rights (excluding Patents) (x) in the ordinary course of business and/or (y) in connection with the resolution of any matter set forth on Schedule 4.7(d) of the Disclosure Letter, or (II) sales or dispositions of obsolete or inoperable Purchased Assets in the ordinary course of business;

(iii) enter into any interest rate, derivatives or hedging transaction (including with respect to commodities) in respect of which any Purchased Entity would be an obligor or which would constitute a Purchased Asset or Assumed Liability;

(iv) issue any capital stock or other equity interests of any Purchased Entity (including for all purposes of this Section 6.1(a) any restricted stock, restricted stock unit, performance stock unit, phantom stock, stock appreciation rights, rights to share in the profits or distributions or other similar rights), voting interest or securities convertible into or exchangeable or exercisable for, or subscriptions, rights or options with respect to, or warrants to purchase, or other similar agreements or commitments relating to, in each case, the capital stock or other equity interests or voting interests of any Purchased Entity or authorize any of the foregoing;

(v) adopt or consent in court to entry into any of the following: a plan of complete or partial liquidation, dissolution or bankruptcy under local Law;

(vi) with respect to any Purchased Entity, (A) make or change any material Tax election (other than Tax elections made in the ordinary course of business, described in Section 6.8(d)(vi) or as required by applicable Law), (B) change any annual Tax accounting period, (C) adopt or change any material method of accounting with respect to Taxes, (D) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (E) to the extent a Purchased Entity has an established past practice with respect to filing a particular material Tax Return, file any such material Tax Return in manner materially inconsistent with such past practice of such Purchased Entity (for the avoidance of doubt, excluding any Tax Returns a Purchased Entity is required to begin filing under applicable Law) or file any amended material Tax Return, (F) make any voluntary Tax disclosure with a Taxing Authority, (G) enter into any Tax Sharing Agreement, (H) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) relating to any material Tax, (I) surrender any right to claim a material refund, credit or similar Tax benefit (excluding any right that expired at the end of the applicable statute of limitations as a result of the passage of time), or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax or Tax Return;

(vii) (A) create, incur, assume or guarantee any Indebtedness for borrowed money, in respect of which any Purchased Entity would be an obligor or which would constitute an Assumed Liability, other than any Indebtedness that is incurred or committed to be incurred prior to the Effective Time in the ordinary course of business and is included in Estimated Business Indebtedness or (B) make any loans or advances that would constitute an Assumed Liability to, or capital contributions or investments by any Purchased Entity in, any other Person, in each case, other than intercompany loans, advances, capital contributions or investments to or among Purchased Entities solely, in each case, related to ongoing sales and services transactions undertaken in the ordinary course of business;

(viii) (A) grant any increase in the compensation or benefits arrangements of a Business Employee or under any Seller Benefit Plan (in respect of any Business Employee) or grant any new equity or equity-based, retention, severance or termination pay or similar compensation to any Business Employee, (B) enter into or amend any employment, consulting, indemnification, severance or retention agreement with any Business Employee or amend the compensation or other terms of employment of any Business Employee, in each case, other than, the case of clauses (A) and (B), (I) in the ordinary course of business in connection with (1) annual base salary or base wage increases (and any corresponding increases in target annual cash compensation opportunities that are tied to a percentage of base salary) for Business Employees whose annual cash base salary does not exceed $200,000 (the “Non-Executive Employees”) (provided, that any such increases are made in the ordinary course of business in connection with the regular merit increase cycle of the Purchased Entities or Seller (as applicable) and do not exceed the regular merit increases (measured on a percentage basis) in each applicable jurisdiction granted in July 2024) or (2) Non-Executive Employee promotions; provided, that with respect to any promotion of a Non-Executive Employee, the pay grade/band range applicable to such Non-Executive Employee’s position following such promotion is not greater than the pay grade/band range applicable to such position as of the date hereof, (II) as required by any CBA or other labor, works council or other similar agreements with such employees as in effect on the Agreement Date, or (III) (1) as required by applicable Law from time to time in effect or (2) by the terms of any Seller Benefit Plan or (3) as set forth on Schedule 6.1(a)(viii)(III) of the Disclosure Letter or (4) other annual changes in benefits arrangements in a particular jurisdiction that are also applicable to similarly situated employees of Seller who are not Business Employees in such jurisdiction, or (C) enter into any collective bargaining agreement or other labor agreement, or recognize any labor organization, works council or other employee-representative body as the bargaining representative of any Business Employee except as required by Law or in connection with the Restructuring Activities;

(ix) solely for purposes of this clause (ix), in circumstances where Seller has not reached agreement in principle with the Trustee in relation to the UK DB Plan Transfer within nine months of the Agreement Date, agree to any material commercial or legal terms with any Trustee or Insurer in relation to any matter relevant to a Buy-Out, in any case, without having first informed Buyer and, where reasonably practicable, consulted with Buyer about any such matter;

(x) solely for purposes of this clause (x), in circumstances where Seller has not reached agreement in principle with the Trustee in relation to the UK DB Plan Transfer within nine months of the Agreement Date: (A) adhere, or otherwise admit to, participation in the UK DB Plan, any Purchased Entity; and/or (B) trigger, or agree to, the payment of any liability to the UK DB Plan under section 75 or 75A of the Pensions Act 1995 or otherwise from any Purchased Entity;

(xi) solely for purposes of this clause (xi), until the UK DB Plan Transfer is implemented in accordance with this Agreement: (A) materially amend or agree or consent to any material amendment of the governing documentation of the UK DB Plan where such amendments would, or would reasonably be expected to, materially increase any Liabilities owed to the UK DB Plan by any Purchased Entity following the Closing; and/or (B) augment, or consent to the augmentation of, any benefits for and/or in respect of any beneficiary of the UK DB Plan in circumstances where any such augmentation would, or would reasonably be expected to, result in any Liabilities being triggered as payable by any Purchased Entity following the Closing;

(xii) except as set forth in the budget or financial forecast provided to Buyer prior to the Agreement Date as attached as Schedule 6.1(a)(xii) of the Disclosure Letter, commit or authorize any commitment to make any capital expenditures that exceed $3,000,000 in the aggregate in any calendar year which would be an Assumed Liability;

(xiii) (A) transfer, assign or deploy the employment of any employee from a status in which such employee would have been a Business Employee to a status in which such employee will not be a Business Employee, other than in connection with the Restructuring Activities, (B) transfer, assign or deploy the employment of any employee from a status in which such employee would not have been a Business Employee to a status in which such employee will be a Business Employee, other than in connection with the Restructuring Activities or the hiring of a Non-Executive Employee in order to fill a vacant position in the ordinary course of business, (C) hire any new Business Employee, except, the hire of employees in the ordinary course of business consistent with past practice (including to fill vacancies) where such hiring or transfer does not relate to an employee above the level of Director or (D) terminate, without cause, the employment of any Business Employee, above the level of Director and/or with an annual base salary or base wages in excess of $250,000;

(xiv) (A) make any equity investment in any third-party or any acquisition (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) from a third party of any corporation, partnership or other business organization or division thereof or a material amount of the assets thereof (other than acquisitions of inventory in the ordinary course of business) in respect of which any Purchased Entity would be party or which would constitute a Purchased Asset or Assumed Liability, or (B) sell or dispose (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) to a third party any Purchased Entity or any business line or material assets of the Purchased Entities; in the case of each of clause (A) and clause (B), except for acquisitions, investments or dispositions not to exceed $2,000,000 individually or $5,000,000 in the aggregate;

(xv) enter into any joint venture or partnership in respect of which any Purchased Entity would be party or which would constitute a Purchased Asset or Assumed Liability;

(xvi) enter into any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xvii) cause any Purchased Entity to enter into any new line of business that is not related to the Business;

(xviii) enter into any CBA, or implement any mass layoffs or plant closings, including those that would trigger the notice under an applicable WARN Act or any equivalent or similar legislation outside of the United States;

(xix) except as is required by applicable Law or by GAAP, make any material change in the Business’s methods, principles and practices of accounting that would prevent reporting of the Business on a basis consistent with the Unaudited Financial Information;

(xx) except (A) in respect of Seller Benefit Plans and CBAs that are Assigned Material Contracts and any Contract that is an Assigned Material Contract pursuant to Section 4.5(a)(xviii) and any Contract that is an Assigned Material Contract pursuant to Section 4.5(a)(xix) and (B) for renewals in the ordinary course of business, (1) amend in any material respect or waive any material provision of any existing Assigned Material Contract, (2) voluntarily terminate or consent to the termination (other than in accordance with its terms) or cancel (other than non-renewal) any Assigned Material Contract that is not an Assumed Benefit Plan or (3) enter into any Contract that if in effect on the date hereof would be an Assigned Material Contract that is not a Seller Benefit Plan;

(xxi) cancel any material insurance policies, or fail to renew any material insurance policies upon expiration on commercially reasonable terms, to the extent such insurance policies on such terms are available on commercially reasonable terms, except in the case of insurance policies maintained by Seller or any of its Subsidiaries on behalf of the Purchased Entities, any such action (or omission) shall be permitted to the extent it does not materially disproportionately impact the Business as compared to other businesses of Seller;

(xxii) commence, settle or compromise or otherwise voluntarily resolve, or enter into any consent decree or settlement agreement with any Governmental Authority or any other third party regarding, any Proceeding against the Business or materially and disproportionately affecting the Business in any material respect relative to the other businesses of Seller, in each case, other than settlements or compromises of any Proceeding where the amount paid in settlement or compromise does not exceed $1,500,000 individually or $3,000,000 in the aggregate;

(xxiii) (A) create any new intercompany accounts or enter into any new intercompany loans to which any Purchased Entity is a party, other than any such accounts or loans related to ongoing sales and services transactions undertaken in the ordinary course of business; or (B) enter into any new Business Guarantees;

(xxiv) (A) sell, purchase or acquire any real property that is related to the Business or (B) except in the ordinary course of business, (I) enter into any Contract for the lease of any real property that is related to the Business (other than Real Property Leases in respect of Leased Real Property in accordance with this Agreement), (II) amend in any material respect, renew or waive any material provision of any Real Property Lease (other than automatic renewals in accordance with the terms of such lease), or (III) rescind, allow to expire, let lapse or terminate any Real Property Lease (provided that expirations in accordance with their terms shall not be deemed a termination); or

(xxv) agree or commit to do any of the foregoing.

If Seller or any of its Subsidiaries desires to take an action that would be prohibited pursuant to Section 6.1(a)(i) through Section 6.1(a)(xxv) without the written consent of Buyer, prior to taking such action, Seller may request such written consent by sending an electronic mail to the Representative of Buyer listed on Schedule 6.1(a)(xxvi) of the Disclosure Letter. Buyer shall use reasonable best efforts to deliver to Seller either written consent or a denial notification via electronic mail within five Business Days after delivery by Seller of a written request pursuant to this Section 6.1.

(b) Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Business prior to the Closing, and prior to Closing, Seller and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

(c) Notwithstanding any provision in this Section 6.1 to the contrary, but subject to the other terms of this Agreement, including Section 2.7(a), Section 2.7(b), Section 6.16 and the terms of the Step Plan, prior to the Effective Time, without the consent of Buyer, each of Seller and its Subsidiaries shall, in compliance with applicable Law (including maintenance of Statutory Minimums), be permitted to (i) transfer or advance (including by declaring and paying dividends and distributions, paying or incurring intercompany advances or indebtedness or redeeming any capital stock or other equity interest), (A) to Seller or any Subsidiary thereof (I) any Excluded Assets (including in connection with any “cash sweep” or cash management practices), (II) any other assets that are not expressly contemplated to be owned or held by Buyer, an Other Buyer or a Purchased Entity pursuant to this Agreement, and (III) any books and records of Seller and its Subsidiaries that are not also Business Records that will be solely owned by Buyer pursuant to Appendix A, or (B) to any Purchased Entity, (I) any Purchased Assets, (II) any Purchased Shares or (III) any Business Records, (ii) make any payments under, or repay (in part or in full), any Indebtedness prior to the Effective Time, (iii) pay intercompany advances or indebtedness and (iv) take all actions to effectuate the UK DB Plan Transfer consistent with Section 6.25.

Section 6.2 Access to Information; Confidentiality.

(a) To the extent permitted by applicable Law, until the Closing, Seller shall, and shall cause its Subsidiaries to, permit Buyer and its authorized agents or Representatives to have reasonable access to the properties, books, records and financial data of the Business (including Tax Returns and supporting documentation) and the Business Employees as Buyer may reasonably request, during regular business hours; provided that such investigation shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of Seller or any of its Subsidiaries, shall comply with the reasonable security, data privacy and data protection, and insurance requirements of Seller and its Subsidiaries, shall not require the disclosure of any source code or other Trade Secrets and shall be at Buyer’s sole risk and expense. All requests for access to the offices, properties, books and records of Seller and its Subsidiaries shall be made to such Representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Buyer nor any of its Subsidiaries, agents or Representatives shall contact any of the employees (other than those set forth on Schedule 6.2 of the Disclosure Letter), customers, suppliers, partners or Affiliates of Seller or its Subsidiaries with respect to Seller or its Subsidiaries or in connection with the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such Representatives of Seller; provided, that nothing in this Agreement shall prohibit Buyer or any of its Subsidiaries, agents or Representatives from contacting any of Seller’s customers, suppliers, partners or Affiliates in the ordinary course of Buyer’s business consistent with past practice and without reference to Seller or the transactions contemplated by the Transaction Documents. Notwithstanding the foregoing, neither Seller nor any of its Subsidiaries shall be required to (i) provide access to or disclose information where such access or disclosure would reasonably be expected to cause or jeopardize the waiver of any attorney-client work product or other legal privilege of Seller or such Subsidiaries or contravene any Law (including any Privacy Laws) or binding agreement of Seller or such Subsidiaries; provided, however, in the event of this clause (i)

being applicable, Seller shall inform Buyer as to the general nature of what is being withheld as a result thereof (without causing or jeopardizing the waiver of any such legal privilege or contravening any such Law) and shall use its reasonable best efforts to disclose such information in a way that would not waive such privilege or violate any applicable Law or binding agreement (including by seeking appropriate consents), (ii) provide access to or disclose any document, communication or information related to the sale process with respect to the Business or any other potential transaction relating to the sale or divestiture of the Business, (iii) provide access to personnel records of the Business Employees, including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information, the disclosure of which would reasonably be expected to contravene any Privacy Laws or subject Seller or any of its Subsidiaries to risk of liability in respect thereof, or (iv) provide access to any property of Seller or its Subsidiaries for purposes of conducting any environmental sampling or testing. Notwithstanding the foregoing or anything in this Agreement to the contrary, the information provided pursuant to this Agreement will be used solely for the purpose of (x) effecting the transactions contemplated by this Agreement and (y) transition and integration planning.

(b) The Parties expressly acknowledge and agree that this Agreement and the other Transaction Documents and their respective terms and all information, whether written or oral, furnished by either Party to the other Party or any Subsidiary or Affiliate of such other Party, in connection with the negotiation of this Agreement or the other Transaction Documents or pursuant to this Section 6.2(b) shall be treated as “Confidential Information” under that certain confidentiality agreement, dated November 3, 2023, by and between Buyer and Seller (the “Confidentiality Agreement”).

(c) For a period of five years after the Closing, except as otherwise expressly provided in this Agreement or any other Transaction Document, Seller shall hold, and shall cause its Subsidiaries to hold, and shall use their reasonable best efforts to cause their respective Representatives to hold (and be responsible for any breach by such Representatives), in strict confidence and not to disclose, release or use (except as may be necessary to enforce its rights as described in Section 6.2(c)(iii), in connection with the performance of its obligations under the Transaction Documents or preparation of any Tax Returns required to be filed by it) without the prior written consent of Buyer, any and all Confidential Information related to Buyer, the Purchased Assets, the Purchased Shares, the Assumed Liabilities and/or the Business (including information provided to Seller following the Closing pursuant to this Agreement); provided, that Seller, its Subsidiaries and Representatives may disclose, or may permit disclosure of, such information (i) to its Representatives who have a need to know such information for a purpose not prohibited by this Section 6.2(c) and are informed of their obligation to hold such information confidential to the same extent as is applicable to Seller and in respect of whose failure to comply with such obligations Seller will be responsible, (ii) if Seller, its Subsidiaries or its Representatives are required to disclose any such information pursuant to applicable Law or pursuant to the applicable rules and regulations of any national securities exchange applicable to listed companies, (iii) in connection with the enforcement of any right or remedy relating to this Agreement or any other Transaction Documents or the transactions contemplated hereby and thereby, or (iv) to the extent necessary in order to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns. Notwithstanding anything to the contrary in the foregoing, in the event that any demand or request for disclosure of such information is made pursuant to Section 6.2(c)(ii), Seller shall to the extent practicable and legally permissible promptly notify Buyer of the existence of such request or demand and shall provide Buyer a reasonable opportunity to seek an appropriate protective order or other remedy (and cooperate with Buyer with respect thereto, at Buyer’s sole cost and expense), and in the event such protective order or other remedy is not obtained, Seller, its Subsidiaries or Representatives (as applicable) may disclose such information without Liability hereunder, but shall furnish only that portion of such information that legal counsel advises is legally required to be disclosed and shall, at Buyer’s sole cost and expense, use reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded to such Confidential Information by the recipient. Notwithstanding anything to the contrary herein, this Section 6.2(c) shall not apply to information (A) to the extent relating to Seller’s or its Subsidiaries’ businesses other than the Business, (B) that is or becomes generally available to the public other than as a result of disclosure by Seller or a Subsidiary or Representative thereof in breach of this Section 6.2, (C) that becomes available to Seller or a Subsidiary thereof after the Closing Date on a non-confidential basis from a source other than Buyer or an Affiliate or Representative thereof (provided that such source is not known by Seller to be bound by any obligation of confidentiality to Buyer or any of its Subsidiaries), or (D) that Seller can establish by reasonable evidence is independently developed by Seller or any Subsidiary thereof following the Closing without use of, or reference to, Confidential Information of or relating to Buyer, the Purchased Assets, the Purchased Shares, the Assumed Liabilities and/or the Business (including information provided to Seller or a Subsidiary or Representative thereof following the Closing pursuant to this Agreement).

(d) For a period of five years after the Closing, except as otherwise expressly provided in this Agreement or any other Transaction Document, Buyer shall hold, and shall cause its Subsidiaries to hold, and shall use their reasonable best efforts to cause their respective Representatives (and be responsible for any breach by such Representatives) to hold, in strict confidence and not to disclose, release or use (except as may be necessary to enforce its rights as described in Section 6.2(d)(iii), in connection with the performance of its obligations under the Transaction Documents or preparation of any Tax Returns required to be filed by it) without the prior written consent of Seller, any and all Confidential Information related to the Excluded Assets, the Excluded Liabilities and/or the businesses of Seller and its Subsidiaries (other than the Business); provided that Buyer, its Affiliates and Representatives may disclose, or may permit disclosure of, such information (i) to its Representatives who have a need to know such information for a purpose not prohibited by this Section 6.2(d) and are informed of their obligation to hold such information confidential to the same extent as is applicable to Buyer and in respect of whose failure to comply with such obligations Buyer will be responsible, (ii) if Buyer and its Affiliates or its Representatives are required to disclose any such information pursuant to applicable Law or pursuant to the applicable rules and regulations of any national securities exchange applicable to listed companies, (iii) in connection with the enforcement of any right or remedy relating to this Agreement or any other Transaction Documents or the transactions contemplated hereby and thereby, or (iv) to the extent necessary in order to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns. Notwithstanding anything to the contrary in the foregoing, in the event that any demand or request for disclosure of such information is made pursuant to Section 6.2(d)(ii), Buyer shall, to the extent practicable and legally permissible promptly notify Seller of the existence of such request or demand and shall provide Seller a reasonable opportunity to seek an appropriate protective order or other remedy (and cooperate with Seller with respect thereto, at Seller’s sole cost and expense), and in the event such protective order or other remedy is not obtained, Buyer (or applicable Affiliate or Representative thereof) may disclose such information without Liability hereunder, but shall furnish only that portion of such information that legal counsel advises is legally required to be disclosed and shall, at Seller’s sole cost and expense, use reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded to such Confidential Information by the recipient. Notwithstanding anything to the contrary herein, this Section 6.2(d) shall not apply to information (A) to the extent relating to the Business, the Purchased Assets, Purchased Shares, the Purchased Entities or the Assumed Liabilities, (B) that is or becomes generally available to the public other than as a result of disclosure by Buyer or an Affiliate or Representative thereof in breach of this Section 6.2, (C) that becomes available to Buyer or an Affiliate thereof on a non-confidential basis from a source other than Seller or a Subsidiary or Representative thereof (provided that such source is not known by Buyer to be bound by any obligation of confidentiality to Seller or any of its Subsidiaries), or (D) that Buyer can establish by reasonable evidence is independently developed by Buyer or any Affiliate thereof following the Closing without use of, or reference to, Confidential Information of or relating to the Excluded Assets, the Excluded Liabilities and/or the businesses of Seller (other than the Business) (including information provided to Buyer or an Affiliate or Representative thereof following the Closing pursuant to this Agreement).

Section 6.3 Necessary Efforts; No Inconsistent Action.

(a) Buyer and Seller shall use reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable under any applicable Antitrust Laws and foreign direct investment Laws to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated by this Agreement, (ii) using reasonable best efforts to obtain (and cooperating with each other in obtaining) any consent, clearance, waiting period expiration or termination, authorization or approval of any Governmental Authority (which actions shall include furnishing all information reasonably required under any Antitrust Laws or foreign direct investment Laws) required to be obtained by Buyer or Seller in connection with the transactions contemplated by this Agreement, and (iii) using reasonable best efforts to execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b) Buyer and Seller shall file or cause to be filed, as promptly as practicable after the date of this Agreement (but in no event later than 15 Business Days after the Agreement Date with respect to notifications under the HSR Act, unless a later date is mutually agreed by Buyer and Seller) the filings or notifications under the HSR Act and the Antitrust Laws and foreign direct investment Laws set forth on Schedule 7.1(b) of the Disclosure Letter. Buyer shall be responsible for the payment of all filing fees applicable to the transactions contemplated by this Agreement under any Antitrust Laws or foreign direct investment Laws. If any Party receives a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response to such request.

(c) Prior to the Closing, to the extent not prohibited by applicable Law, Buyer and Seller shall each keep the other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required consents, clearances, waiting period expirations or terminations, authorizations or approvals of any Governmental Authority. In that regard, prior to the Closing, to the extent not prohibited by applicable Law, each of Buyer and Seller shall promptly consult with the other Party to provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of) all filings made by such Party with any Governmental Authority or any other information supplied by such Party to, or correspondence with, a Governmental Authority in connection with this Agreement and the transactions contemplated by this Agreement. To the extent not prohibited by applicable Law, each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party of) any communication from any Governmental Authority regarding the transactions contemplated by this Agreement, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication or submission with or to any such Governmental Authority. Buyer, on one hand, and Seller, on the other hand, shall not participate in any meeting with any Governmental Authority relating to any Antitrust Laws or foreign direct investment Laws in connection with the transactions contemplated by this Agreement, or make oral submissions at meetings or in telephone or other conversations with any Governmental Authority, unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat. Notwithstanding anything contained in this Agreement to the contrary, Buyer shall control, lead and direct all actions, decisions and strategy for, and make all final determinations as to the timing and appropriate course of action with respect to, (i) obtaining consents, clearances, waiting period expirations or terminations, authorizations and approvals from Governmental Authorities pursuant to Antitrust Laws and foreign direct investment Laws, and all other matters related to Antitrust Laws and foreign direct investment Laws and related inquiries, investigations, negotiations, actions and Proceedings, in connection with the transactions contemplated by this Agreement, (ii) deciding whether to litigate, defend against, or otherwise contest any action or Proceeding by or with any Governmental Authority pursuant to any Antitrust Law or foreign direct investment Law in connection with the transactions contemplated by this Agreement, (iii) responding to, defending or contesting (at Buyer’s sole discretion) any action or Proceeding by or with any Governmental Authority pursuant to any Antitrust Law or foreign direct investment Law in connection with the transactions contemplated by this Agreement and (iv) deciding whether to, and how to, offer, propose, negotiate, agree to, commit to or effect any remedy, condition, commitment or undertaking in connection with any Antitrust Law or foreign direct investment Law in connection with the transactions contemplated by this Agreement. Seller shall not, and shall cause its Affiliates not to offer to, agree with or commit to any Governmental Authority not to consummate, or to delay the consummation of, the transactions contemplated by this Agreement without the prior written consent of Buyer.

(d) Buyer and Seller may reasonably designate any competitively sensitive material provided to the other Party under this Agreement as “outside counsel/in-house counsel only.” Such designated materials, and the information contained therein, shall be given only to the outside legal counsel and in-house counsel of the recipient and shall not be disclosed by such outside counsel and in-house counsel to employees (other than in-house counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(e) Buyer covenants and agrees that, from the date of this Agreement through the earlier of the Closing Date or the termination of this Agreement, Buyer shall not, and shall cause its Subsidiaries not to, directly or indirectly, acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or Person or other business organization or division thereof, or, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent or cause a material delay in the satisfaction of the conditions contained in Article 7 or the consummation of the transactions contemplated hereby.

Section 6.4 Public Disclosures. Upon the execution of this Agreement and upon the Closing, each of Buyer and Seller shall release a separate press release, each press release to be in a form mutually agreed between the Parties, with respect to this Agreement and the transactions contemplated by this Agreement. During the period beginning on the Agreement Date and ending on the earlier of the Closing or the termination of this Agreement in accordance with its terms, neither Buyer nor Seller shall, and Buyer and Seller shall cause each of their respective controlled Affiliates and its and their respective directors, officers, employees, Subsidiaries, Affiliates, and Representatives not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby that discloses any additional information regarding the same or that is otherwise inconsistent with any previously agreed-to press release, or uses the name of the other Party or its Affiliates or refers to the other Party or its Affiliates, directly or indirectly, in connection with the relationship of the Parties under this Agreement and their Affiliates in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other Party, except that (a) Buyer and Seller (and their respective Subsidiaries, Affiliates and Representatives) may issue such release or statement or make such other disclosures as they may reasonably determine is necessary to comply with applicable Law, SEC filing requirements or the applicable rules and regulations of a national securities exchange (provided that to the extent in the good faith judgment of the disclosing Person it is reasonably practicable to do so, such Person shall provide the other Party with a reasonable opportunity in light of the circumstances to review such intended communications (to the extent made in writing) and consider in good faith modifications to the intended communication reasonably requested by the other Party) and (b) Buyer and Seller (and their respective Subsidiaries, Affiliates and Representatives) may issue any press release or make other public announcement or statement (including to analysts, institutional investors or the press) to the extent that such release, announcement or statement only contains information previously publicly disclosed in accordance with this Section 6.4 or is otherwise consistent in all material respects with previous statements made jointly by Buyer and Seller or with the permission of the other Party. Buyer and Seller shall (i) use commercially reasonable efforts to develop a joint communications plan with respect to the transactions contemplated by this Agreement, the impact of such transaction on (A) the customers, employees and suppliers of the Business following Closing and (B) the other businesses of Seller and its Subsidiaries, on the one hand, and the other businesses of Buyer and its Subsidiaries, on the other hand, and (ii) ensure that all press releases and other public statements with respect to the transactions contemplated hereby are consistent with such joint communications plan and in accordance with the other provisions of this Section 6.4.

Section 6.5 Post-Closing Access to Records and Personnel.

(a) Exchange of Information. Subject to the further requirements set forth in Section 6.8(f)(iv) with respect to Taxes, after the Closing, for a period of seven years after the Closing Date, upon receipt of reasonable prior notice, each Party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense (but only for the reasonable and documented out-of-pocket costs and expenses incurred by the Party in providing such access), reasonable access during normal business hours, provided, that such request shall comply with the reasonable security, data privacy and data protection, and insurance requirements of such Party providing such access, shall not require the disclosure of any source code or other Trade Secrets, and in manner so as not to unreasonably interfere with the conduct of such other Party’s business, to the other Party’s employees (without substantial disruption of business or employment) and to any books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the conduct of the Business on or before the Closing Date and (i) in the case of Seller, the Excluded Assets and Excluded Liabilities and (ii) in the case of Buyer, the Purchased Assets, the Purchased Shares and the Assumed Liabilities (the “Books and Records”), to the extent reasonably available and in the possession or under the control of the other Party that the requesting Party reasonably needs (A) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting Party, (B) for use in any other judicial, regulatory, administrative or other Proceeding, or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements, (C) in connection with the preparation of its financial statements or preparation or filing of any Tax Return, determining a liability for Taxes or a right to a refund of Taxes or any Tax audit or other Proceeding in respect of Taxes, (D) to comply with its obligations under this Agreement or the other Transaction Documents, (E) in connection with any other matter reasonably requiring access to any such employees, books, records, documents, files and correspondence of the other Party, solely to the extent necessary for Buyer’s operation of the Business after the Closing or Seller’s and Seller’s Subsidiaries’ operation of their respective businesses after the Closing, as the case may be, or (F) in the defense of any Proceeding; provided, however, that (I) no Party shall be required to (x) provide access to or disclose information where such access or disclosure would be reasonably expected to cause the waiver of any attorney-client, work product or other legal privilege of such Party or contravene any Law (including any Privacy Laws), (y) provide access to or disclose any document, communication or information to the extent related to the sale process with respect to the Business or any other potential transaction relating to the sale or divestiture of the Business or (z) provide access to personnel records of the Business Employees, including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information that such Party believes in good faith is sensitive information relating to personnel or the disclosure of which would reasonably be expected to contravene any Privacy Law or subject such Party to risk of liability (provided that the Parties shall take all reasonable measures (subject to Section 6.13) to permit the compliance with such obligations in a manner that avoids any such harm or consequence), and (II) each Party may redact information regarding itself or its Subsidiaries not relating to the Business, the Purchased Assets, the Purchased Entities or the Assumed Liabilities.

(b) Ownership of Information. Any information owned by a Party that is provided to a requesting Party pursuant to this Section 6.5 shall be deemed to remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(c) Record Retention. Except as otherwise provided herein, each Party agrees to use its reasonable best efforts to retain the Books and Records in its possession or control as of the Closing for a reasonable period of time after the Closing as set forth in its regular document retention policy, as such policy may be amended from time to time, or for such longer period as may be required by Law. Notwithstanding the foregoing, after the Closing, any Party may destroy or otherwise dispose of any Books and Records in accordance with its retention policy; provided that, to the extent such destruction or disposition would occur prior to the seventh anniversary of the Closing Date, prior to such destruction or disposal, (i) such Party shall provide no less than 75 Business Days’ prior written notice to the other Party of any such proposed destruction or disposal (which notice shall specify in reasonable detail which of the Books and Records is proposed to be so destroyed or disposed of and the general type and scope of information contained therein), and (ii) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the information proposed to be destroyed or disposed of be delivered to such recipient, such Party proposing the destruction or disposal shall, as promptly as practicable, arrange for the delivery of such of the Books and Records as was requested by the recipient (it being understood that all reasonable out-of-pocket costs associated with the delivery of the requested Books and Records shall be paid by such recipient).

(d) Limitation of Liability. No Party shall have any Liability to any other Party in the event that any information exchanged or provided pursuant to this Section 6.5 is found to be inaccurate. No Party shall have any Liability to any other Party if any information is destroyed or lost after commercially reasonable efforts by such Party to comply with the provisions of Section 6.5(c).

(e) Other Agreements Providing for Exchange of Information. The rights and obligations granted under this Section 6.5 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in this Agreement.

(f) Confidential Information. Nothing in this Section 6.5 shall require (i) either Party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information (provided, however, that in the event that either Party is required under this Section 6.5 to disclose any such information, that Party shall use reasonable best efforts to seek to obtain such third party’s Consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information or take all reasonable measures to permit the disclosure in a manner that avoids any such violation), or (ii) Seller to provide or cause to be provided to Buyer any information related to the sale process of the sale or divestiture of the Business or any other potential transaction relating to the Business or Seller’s or its Representatives’ evaluation thereof, including projections, financial or other information related thereto. The covenants contained in this Section 6.5 shall in no event be considered a waiver of any attorney-client privilege, work product privilege or any similar privilege.

Section 6.6 Employee Relations and Benefits.

(a) A census of Business Employees dated as of July 17, 2024 (the “Business Employee Census”), reflecting the information set forth in Section 4.12(q) and listing any individuals who have accepted offers of employment and would be Business Employees but have not yet commenced employment, has been made available to Buyer; provided, however, that Seller shall update (and provide to Buyer) the Business Employee Census from time to time until the Closing in order to maintain the accuracy of the Business Employee Census, including providing a complete, accurate and final Business Employee Census three Business Days prior to the Closing Date (the “Final Business Employee Census”). The Final Business Employee Census shall also list (x) the information set forth in Section 4.12(q) for any individuals who have accepted offers of employment and would be Business Employees but have not yet commenced employment and (y) any individuals who have received offers of employment to become Business Employees but have not yet accepted, including the terms of such offers.

(b) Within a reasonable period of time (but not less than 15 Business Days) prior to the expected Closing Date, Buyer shall, and Seller shall provide all reasonable assistance and co-operation (and procure that each of their respective Subsidiaries provides such assistance and co-operation) in order to (where applicable) cause any appropriate Employing Entity to, make a Compliant Offer (which cooperation and assistance on the part of Seller may include, where relevant, a tripartite agreement between any relevant Business Employee, his or her current employer and proposed Employing Entity or any other employee transfer mechanism which is mutually agreed between Buyer and Seller in relation to any relevant Business Employee) to each of the Business Employees to take effect on the Closing Date, other than (i) any Automatic Transferred Employees, (ii) any Business Employees already employed by a Purchased Entity (each, an “Existing Purchased Entity Employee”), and (iii) any other Business Employees who may be transferred to Buyer or any of its Affiliates (including a Purchased Entity) on the Closing Date without the need for a Compliant Offer (an “Alternative Transfer Method”) under applicable Law as agreed in writing between Buyer and Seller (each acting reasonably) (with any Business Employee who falls within scope of this clause (iii) being an “Alternative Transfer Employee”). In relation to any Alternative Transfer Employee, between the date of this Agreement and Closing, Buyer and Seller shall provide all reasonable assistance and co-operation (and procure that each of their respective Subsidiaries provides such assistance and co-operation) in order to seek to agree and implement the terms of any relevant Alternative Transfer Method. Each Business Employee who receives and accepts (or, in the case of Business Employees employed in a state of the United States that prohibits salary history inquiries, does not reject) a Compliant Offer made in accordance with this Agreement and who commences employment with an Employing Entity pursuant to such offer of employment and each other Existing Purchased Entity Employee, Automatic Transferred Employee and Alternative Transfer Employee who, in each case, is employed by Buyer or any of its Subsidiaries (including any Purchased Entity) as at Closing, is referred to herein as a “Continuing Employee” Each Continuing Employee who is based in the United States is referred to as a “U.S. Continuing Employee,” and each Continuing Employee who is based outside of the United States is referred to as a “Non-U.S. Continuing Employee”. Buyer, if applicable, and each Affiliate of Buyer (including, following the Closing, a Purchased Entity) that employs a Continuing Employee is referred to herein as an “Employing Entity.” Each Business Employee who receives an offer of employment from an Employing Entity in accordance with this Agreement that complies with this Section 6.6 (a “Compliant Offer”), excluding (A) each Automatic Transferred Employee and Existing Purchased Entity Employee, (B) each Business Employee who would have otherwise been an Automatic Transferred Employee but who objects to the automatic transfer of his or her employment to an Employing Entity by operation of Law and (C) each Alternative Transfer Employee, is referred to herein as an “Offer Recipient Employee.” Notwithstanding the foregoing, and in each case except as required by applicable Law, any Offer Recipient Employee who is on an authorized leave of absence or disability leave on the date Compliant Offers are extended shall receive an offer that is conditioned on such Offer Recipient Employee’s return to work at the conclusion of the absence, but in no event later than the later of (x) 12 months following the first day of the absence and (y) six months following the Closing (or such later date as is required by applicable Law), with such employment to commence upon such return, unless otherwise prescribed by applicable Law. Nothing herein will be construed as a representation or guarantee by Seller or any of its Subsidiaries that (I) some or all of the Business Employees will accept an offer of employment with an Employing Entity or acquiesce to the transfer of their employment (whether by operation of Law or otherwise), or (II) some or all of the Continuing Employees will continue in employment with an Employing Entity or any of its Affiliates for any period of time following the Closing. Notwithstanding the foregoing, at or prior to the Closing, Seller and its Subsidiaries have entered into, or shall enter into, on behalf of the Business, or Buyer shall enter into (if mutually agreed by the parties), one or more Employer of Record Agreements (collectively, the “EOR Agreements”) pursuant to which the applicable counterparty to such EOR Agreements shall become the “employer of record” with respect to Business Employees located in the jurisdictions set forth on Schedule 6.6(b) of the Disclosure Letter. Subject to the terms of any applicable EOR Agreement and applicable Law, any such Business Employees shall be entitled to receive the same compensation and benefits as the other Business Employees as provided in this Section 6.6. Any EOR Agreements entered into by Seller or its Subsidiaries shall be deemed to be Assigned Contracts pursuant to this Agreement, and the rights and obligations of Seller thereunder shall be transferred, assigned and assumed by Buyer at the Closing.

(c) Pursuant to this Section 6.6, Buyer shall cause any relevant Employing Entity to present its terms and conditions of employment (including terms and conditions in respect of post-Closing compensation and benefits) to each Offer Recipient Employee, which terms and conditions will be consistent with the provisions of this Section 6.6. Buyer agrees that each Compliant Offer made pursuant to this Section 6.6 will provide for employment, and that it shall otherwise cause any Employing Entity to provide for employment for all Continuing Employees during the time periods described in clauses (i)-(v) of this sentence (or such shorter period as such Continuing Employee remains an employee of such Employing Entity following the Closing) in accordance with this Section 6.6(c), (i) during the 12-month period that begins as of the Closing, at the same general location in accordance with applicable Law at which such Business Employee was employed immediately prior to the Closing, (ii) during the calendar year in which Closing occurs, with base salary or wages that shall be not less than that in effect prior to the Closing, (iii) during the calendar year in which Closing occurs, with an annual cash target bonus opportunity that shall be substantially comparable to that in effect immediately prior to the Closing, (iv) during the 12-month period that begins as of the Closing, with severance benefits not less favorable than those provided under Seller’s severance policy applicable to such Business Employee in effect as of the date hereof and (v) during the 12-month period that begins as of the Closing, with other employee benefits that are substantially comparable in the aggregate to the other such employee benefits provided to similarly situated employees of the applicable Employing Entity (or if there are no similarly situated employees of the applicable Employing Entity, similarly situated employees of Buyer), but, in each case, except as otherwise expressly provided in this Agreement or as required by Law, specifically excluding (1) defined benefit pension benefits, (2) liquidity, sale bonus, transaction, retention, change of control bonus plans or similar arrangements and (3) equity, restricted stock units, performance stock units, stock options or any other equity-based compensation or awards. Between the Agreement Date and the Closing Date, any communications between Buyer and its Affiliates and any Business Employees regarding the terms of employment, employee benefits or otherwise regarding employment with Buyer and its Affiliates following the Closing will be conducted at the times and through the processes mutually agreed upon by Seller and Buyer and in accordance with applicable Law. Furthermore, until the Closing, Buyer shall consult with Seller and obtain Seller’s consent before distributing any material communications to any Business Employee relating to employee benefits or post-Closing terms of employment.

(d) The Parties intend that the transactions contemplated hereunder will, wherever applicable, constitute a relevant transfer for the purposes of the Transfer Regulations in relation to each relevant Automatic Transferred Employee. Accordingly, the transactions hereunder will not operate so as to terminate the contract of employment of any relevant Automatic Transferred Employee, such that the contract of employment of each relevant Automatic Transferred Employee (except for any terms excluded under the Transfer Regulations) shall be transferred to Buyer or any of its Subsidiaries (including any relevant Purchased Entity) with effect from the Closing, subject to any objection to such transfer by any relevant Automatic Transferred Employee pursuant to the Transfer Regulations.

(e) Buyer shall be permitted to propose any Measures which Buyer (acting reasonably) considers are necessary in relation to any relevant Automatic Transferred Employee. Buyer undertakes to provide sufficient details of any such Measures as soon as reasonably practicable after the date of this Agreement so as to enable Seller or any of its Subsidiaries to discharge its or their obligations under the Acquired Rights Directive to consult about any such Measures pursuant to the Acquired Rights Directive with any applicable Automatic Transferred Employee or his or her representatives. For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, no Measure can have the purpose or effect of defeating any of the remaining provisions of this Agreement which are in place to protect the overall terms and conditions of employment of the Automatic Transferred Employee.

(f) At the Effective Time, all Fixed Cash LTI Awards and all Equity Awards held by Business Employees that are outstanding and unvested as of immediately prior to the Effective Time (collectively, the “Unvested Awards”) shall be automatically terminated and cancelled for no consideration in accordance with the terms of such Unvested Awards, unless Seller has determined, in its sole discretion, to accelerate the vesting of some portion of such Unvested Awards; provided that if some portion of such Unvested Awards are accelerated, the Business Employees holding (i) such accelerated Fixed Cash LTI Awards shall be entitled to receive the cash amount applicable thereto, (ii) such accelerated Equity Awards shall be entitled to receive the number of shares of Seller common stock underlying such accelerated Equity Awards (or the cash settlement value of the same), in each case, subject to applicable required Tax withholdings and (iii) Seller shall have sole responsibility for the amounts payable in respect of such accelerated Unvested Awards (including any Employer Side Taxes thereon).

(g) Buyer or the applicable Employing Entity shall credit each Continuing Employee the amount of accrued and unpaid hours of vacation (to the extent permitted by Law), personal hours, PTO or days earned and sick leave as of or prior to the Closing and any other leave required to be credited by Law applicable to such Continuing Employee (collectively referred to herein as such Continuing Employee’s “accrued PTO”) to the extent that Seller delivers to Buyer an accurate accounting of accrued PTO for Continuing Employees as of the Closing.

(h) Notwithstanding anything to the contrary herein, to the extent that (i) the applicable Laws of any jurisdiction, including any applicable Transfer Regulations or (ii) any collective bargaining agreement or other agreement with a works council or economic committee would obligate Buyer or its Subsidiaries to provide any more favorable terms of employment to any Non-U.S. Continuing Employee than those otherwise provided for by this Section 6.6 (or modify the period of time for which such standards are met) in connection with the Purchase Transaction or other transactions contemplated by the Transaction Documents, then Buyer will, or will cause one of Buyer’s Subsidiaries to, provide such Non-U.S. Continuing Employee with such more favorable terms on and from the Closing Date, and otherwise provide terms of employment in accordance with this Section 6.6 (provided, that, at any time following the end of any applicable time period set forth in Section 6.6(c)(i)-(v), the parties agree that Buyer or any of its relevant Affiliates shall have discretion to seek to implement any changes to any Non-U.S. Continuing Employee’s or U.S. Continuing Employee’s terms and conditions of employment as Buyer may elect from time to time). Subject to applicable Law, the Parties intend that the Continuing Employees shall have continuous and uninterrupted employment immediately before and immediately after the Closing Date, for all purposes including years of services for statutory and non-statutory severance and other termination indemnities, and Seller shall cause (with respect to all periods before the Closing Date) and

Buyer shall cause (with respect to periods on or after the Closing Date) each applicable Employing Entity to comply with any requirements under applicable Law to ensure the same; provided that the foregoing shall in no event be deemed to expand the obligations of an Employing Entity with respect to the provision of (or the terms of) compensation, bonus amounts or benefits to any Business Employee.

(i) Seller shall be responsible for all Deal Related Severance; provided, however, that Buyer shall be responsible for, and shall perform and discharge, or cause to be performed and discharged, all Liabilities that arise out of the employment or the termination of employment by Buyer or any of its Subsidiaries of the Continuing Employees (including any Automatic Transferred Employees, Existing Purchased Entity Employees and Alternative Transfer Employees who are Continuing Employees) upon and following the Closing, including, in each case, any Taxes imposed on the employer as a result thereof, to the extent such amounts do not constitute Deal Related Severance or that are triggered as a result of actions taken by Buyer after the Closing.

(j) Claims incurred by Continuing Employees (and covered dependents) at or prior to Closing under all Seller Benefit Plans that provide medical, dental and vision benefit plans, workers compensation and life insurance plans, disability plans and other welfare plans (but for clarification, not under any form of retirement or pension plan) shall, to the extent covered under the terms and conditions of such Seller Benefit Plans, be paid under such Seller Benefit Plans notwithstanding the Closing, and the Continuing Employees or covered dependents shall be considered participants in such plans with regard to such claims. Expenses and benefits with respect to claims incurred by Continuing Employees or their covered dependents after the Closing and expenses and benefits payable under any Assumed Benefit Plan, shall be the responsibility of Buyer (other than in relation to the UK DB Plan to the extent that the UK DB Plan is an Assumed Benefit Plan). For purposes of this Section 6.6(j), a claim is deemed incurred: (i) in the case of medical, vision or dental benefits, when the services that are the subject of the claim are performed; (ii) in the case of life insurance, when the death occurs; (iii) in the case of short-term or long-term disability benefits, when the disability occurs; (iv) in the case of workers compensation benefits, when the event giving rise to the benefits occurs; and (v) otherwise, at the time the Business Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications properly and timely completed and submitted).

(k) Buyer will (in the year that includes the Closing, or, if later, when such Continuing Employee becomes eligible to participate in the applicable Buyer Benefit Plans under the terms of the Transition Services Agreement) use reasonable best efforts to cause each benefit plan of Buyer and its Affiliates for Continuing Employees in which they are eligible to participate and that is a health or welfare benefit plan (including the Assumed Benefit Plans, the “Buyer Benefit Plans”), to the extent permissible under the applicable Plan, to (i) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements applicable to Continuing Employees and (ii) with respect to any medical plan, waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee.

(l) Other than in relation to the UK DB Plan, from and after the Closing, subject to applicable Law, Buyer shall cause the applicable Employing Entity to, with respect to their benefit plans in which a Continuing Employee participates (which, following the Closing, includes Assumed Benefit Plans), provide credit for such Continuing Employee’s length of service with Seller and its Subsidiaries (including any length of service with any entity acquired by Seller or any such Subsidiary) for purposes of eligibility, participation, vesting and benefit accrual under such plan, program, policy or arrangement, including severance policies, each to the extent permissible under the applicable Buyer Benefit Plan, except that such prior service credit will not be required to the extent that it results in a duplication of benefits and shall not be considered for any purpose under any plans listed in clauses (1) through (3) of Section 6.6(c) above.

(m) Buyer or the applicable Employing Entity shall be responsible for all Liabilities with respect to U.S. Continuing Employees and their eligible dependents, in respect of health insurance under COBRA, the Health Insurance Portability and Accountability Act of 1996, Sections 601, et seq. and Sections 701, et seq. of ERISA, Section 4980B and Sections 9801, et seq. of the Code and applicable state or similar Laws. Seller shall also be solely responsible for any continuation coverage required by COBRA for Business Employees who are not Continuing Employees, and their qualified beneficiaries, whose termination occurs on or prior to Closing.

(n) Without limiting the provisions of this Section 6.6 and as identified on Schedule 6.6(n) to the Disclosure Letter, (i) with respect to the fiscal year of Seller in which the Closing occurs and with respect to each Continuing Employee who remains employed as of the applicable payment date, Buyer shall, or shall cause the applicable Employing Entity of such Continuing Employee to, make a bonus payment to such Continuing Employee equal to the bonus amount accrued or reflected or otherwise taken into account in the calculation of the Final Closing Net Working Capital with respect to such Continuing Employee, if any, which bonus payment shall be made not later than the same time or times Seller pays employee bonuses in the ordinary course of business, and (ii) with respect to any Seller sales and commission plans in effect as of the Closing, Buyer shall, or shall cause the applicable Employing Entity of such Continuing Employee to, make a sales or commission payment to such Continuing Employee equal to the sales or commission amount accrued or reflected or otherwise taken into account in the calculation of the Final Closing Net Working Capital with respect to such Continuing Employee, if any, which payment shall be made no later than the same time or times Seller pays such sales and commission payments in the ordinary course of business, in each case, subject to any relevant continued employment or service requirements applicable to such payments.

(o) Following the Agreement Date and for the calendar year in which the Closing occurs, each of Seller and Buyer shall, and shall cause their respective Subsidiaries to, use reasonable best efforts in all matters necessary to effect the transactions contemplated by this Section 6.6 and the requirements of any applicable Law or Transfer Regulations and shall provide, and shall cause each of their respective Representatives, including legal, human resources and regulatory compliance personnel, to provide, all cooperation reasonably requested by the other Party in that regard, including, (i) cooperating and providing each other with all necessary and reasonable assistance and information to ensure that any works councils or committees, trade unions and/or employee representatives applicable to the Non-U.S. Continuing Employees are provided with the information required in order for proper consultation, notification and other required processes under applicable Law to take place and conducting such consultations, notifications and other required processes, as necessary, (ii) exchanging information and data, including reports prepared in connection with bonus plan participation and related data of Continuing Employees, relating to workers’ compensation, and employee benefits and employee benefit plan coverages (in each case, except to the extent prohibited by applicable Law or to the extent that such information and data relates to performance ratings or assessments of employees of Seller and its Subsidiaries), making any and all required filings and notices, making any and all required communications with Business Employees and obtaining any approvals or similar from any Governmental Authority required with respect to the actions contemplated by this Section 6.6 and (iii) otherwise consult with and consider in good faith the recommendations of the other Party with respect to the actions contemplated by this Section 6.6. Such cooperation shall include the provision of any information and consultation required by applicable Law or Transfer Regulations (which shall include, if applicable, in the case of Buyer, information required by the Acquired Rights Directive regarding any Measures Buyer envisages it will take with respect to any Automatic Transferred Employees at or after Closing) or the terms of any Contract, or with any works council, economic committee, union or similar body. Each of Seller and Buyer will make available its Representatives at such times and in such places as the other Party may reasonably request for purposes of discussions with representatives of any such works council, economic committee, union or similar body.

(p) Notwithstanding any provision in this Agreement to the contrary, Seller and its Subsidiaries shall be permitted to take any action they are legally required to take in order to comply with local employment Laws.

(q) The provisions of this Section 6.6 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an employment agreement, (ii) confer upon or give to any Person, other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 6.6 under or by reason of any provision of this Agreement, or (iii) prohibit Buyer (or any of its Subsidiaries) from terminating the employment of any Continuing Employee following the Closing Date. Without limiting the foregoing, in no event shall any Business Employee be deemed to be a third party beneficiary, or otherwise entitled to enforce, any provision of this Agreement (other than, to the extent expressly set forth therein, Section 6.9). Further, without limiting the generality of this Section 6.6, nothing in this Agreement is intended to or shall be treated as an amendment to, or be construed as amending, any Seller Benefit Plan, Buyer Benefit Plan, or other benefit plan, program or agreement sponsored, maintained or contributed to by any Seller, any Purchased Entity, Buyer or any of their respective Affiliates.

Section 6.7 Insurance Matters.

(a) After the Closing Date, upon request of Buyer, Seller or its applicable Affiliates shall use commercially reasonable efforts (including filing claims on behalf of the Business) to facilitate coverage under the relevant Seller Occurrence Policy, to the extent such policy remains in effect, for applicable Insurance Claims in substantially the same manner as similar claims are processed at the time Buyer requests such coverage, with such coverage determination to be governed by and construed in accordance with the terms and conditions of the relevant Seller Occurrence Policy. In the event that (i) Seller or its applicable Affiliates receive any proceeds under a Seller Occurrence Policy with respect to any Insurance Claim covered thereby, and (ii) the amount of, or loss subject to, such claim (x) has been paid or incurred by the Business following the Closing and (y) was not reflected in the calculation of amounts set forth on the Closing Statement, Seller or its applicable Affiliates shall promptly pay or reimburse Buyer the amount of such proceeds to the extent related to the Business in accordance with this Section 6.7; provided, however, that in no event shall Seller be required to pay or reimburse Buyer in amount in excess of the proceeds actually received by Seller. For the avoidance of doubt, (x) unearned premiums with respect to the Seller Occurrence Policies shall be Excluded Assets, (y) Buyer shall be responsible for providing all information necessary to make such claim or to respond to requests for the applicable insurer, (z) in no event shall Seller or its Subsidiaries be obligated to commence or threaten to commence any Proceeding in connection with such cooperation.

(b) Buyer shall reimburse Seller or its applicable Subsidiaries for any third-party out-of-pocket administrative and processing fees or other third-party out-of-pocket costs and expenses imposed by the insurer and paid by them specifically relating to the submitted Insurance Claims and the processing thereof, and Buyer shall exclusively bear (and neither Seller nor any of its Subsidiaries shall have any obligation to repay or reimburse Buyer for) any reasonable documented expenses of Seller and its Subsidiaries incurred in procuring recovery under an Insurance Claim (the “Reimbursed Amounts”). The parties hereto agree that (i) Seller will invoice Buyer on a monthly basis for all Reimbursed Amounts paid or incurred by Seller or its applicable Subsidiaries with appropriate supporting details, and (ii) Buyer will pay the amount reflected on such invoices as promptly as practicable and in any event within 20 Business Days of receipt of any such invoice with appropriate supporting details.

(c) In the event that, after the Closing, a Purchased Entity or any of its Representatives, in each case, takes or fails to take any action that results in the Seller Occurrence Policy not being available for any reason with respect to any Insurance Claim, Buyer shall as promptly as practicable notify Seller in writing as to what action or failure of action caused a suspension of coverage. Buyer shall have 45 days after obtaining knowledge of such action or failure of action to cause the applicable Purchased Entity to remedy such action or failure of action. If no remedy has been effected at the end of such 45-day period (or such longer period as may be agreed in writing by the parties hereto acting reasonably), then Seller’s or its applicable Subsidiary’s obligations pursuant to this Section 6.7 solely with respect to such Insurance Claim shall terminate and be of no further force and effect. Buyer acknowledges and agrees that (i) in no event shall Seller or any of its Affiliates be required to pay, or be held responsible for, any self-insured retention amounts or deductibles payable with respect to any Insurance Claim, and (ii) the Business shall be responsible for all self-insured retention amounts and deductibles payable with respect to any Insurance Claim.

(d) Buyer acknowledges that effective as of the Closing Date, Seller or its Affiliates intend to remove the Business and the Purchased Entities from the Seller Occurrence Policies to the extent that the Seller Occurrence Policies relate to any occurrences first arising at any time after the Closing Date. Accordingly, Buyer acknowledges that coverage under the Seller Occurrence Policies will not be available to the Purchased Entities with respect to any injury, loss, or damage that the Purchased Entities or any third party may suffer as a result of any act, omission, occurrence, fact, or circumstance to the extent occurring with respect to any period after the Closing Date.

(e) Buyer acknowledges that, from and after the Closing, Buyer shall be responsible for securing all insurance it considers appropriate for the Purchased Assets, Assumed Liabilities, Purchased Entities and its operation of the Business.

(f) This Section 6.7 shall not be considered as an attempted assignment of any Seller Occurrence Policy or as a contract of insurance, and nothing in this Section 6.7 is intended to waive or abrogate in any way Seller’s or its Subsidiaries’ rights to insurance coverage for any Liability, whether relating to Seller, any of its Subsidiaries or otherwise.

(g) For the purpose of this Section 6.7:

(i) “Insurance Claim” means any claim (x) under a Seller Occurrence Policy and (y) arising from facts, events or circumstances that occurred or were alleged to have occurred prior to the Closing Date.

(ii) “Seller Occurrence Policy” means insurance coverage provided by third-party insurers for the Business, the Purchased Assets, the Assumed Liabilities, the Purchased Entities and their Subsidiaries covering occurrences prior to the Closing Date.

Section 6.8 Tax Matters.

(a) Tax Indemnification.

(i) Seller shall, for the avoidance of doubt without duplication with any obligations pursuant to Section 9.1 hereof, indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Losses arising out of, related to, or resulting from, without duplication (A)(1) Taxes for which the Purchased Entities are liable attributable to any Pre-Closing Tax Period, (2) Taxes imposed on or with respect to the Purchased Assets attributable to any Pre-Closing Tax Period, and (3) Taxes imposed on or with respect to the Business for any Pre-Closing Tax Period, (B) Transfer Taxes that Seller is responsible for under this Section 6.8, (C) Taxes arising out of, related to, or resulting from any failure to comply with any covenant or agreement under this Agreement by Seller or its Affiliates (including any obligation to cause the Purchased

Entities to take, or refrain from taking, any action under this Agreement prior to the Closing), (D) Taxes (other than Transfer Taxes) arising as a result of the Restructuring Activities (other than the Closing Steps) that are attributable to a Pre-Closing Tax Period (provided, that, the use of net operating losses and other Tax attributes of the Purchased Entities in connection therewith are not indemnifiable by Seller hereunder and do not otherwise constitute Indemnified Tax Liabilities), (E) any Taxes of Seller or any of its Affiliates (other than the Purchased Entities) for any period for which Buyer or any of the Purchased Entities is liable, including as a withholding agent or transferee and including any indirect capital gains Taxes imposed as a result of the transactions contemplated by this Agreement, (F) Taxes of any Person imposed on a Purchased Entity pursuant to Section 1.1502-6 of the Treasury Regulations or any similar provision of applicable state, local or non-U.S. Law by virtue of any Purchased Entity having been a member of a consolidated, combined, affiliated, unitary or other similar Tax group at any time prior to the Closing, (G) Taxes for which a Purchased Entity is liable as a transferee or successor, or by reason of law or a Contract entered into prior to the Closing (other than a Contract entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), if such Taxes are imposed on the Purchased Entity as a result of any action taken by or transaction entered into by the Purchased Entity (or Seller or any of Seller’s Affiliates) prior to the Closing (including, for the avoidance of doubt, any Taxes imposed as the result of any Purchased Entity ceasing to be a member of a consolidated, combined, unitary or similar Tax group), and (H) Taxes that are attributable to a Pre-Closing Tax Period arising out of, related to or resulting from the settlement of intercompany accounts or intercompany arrangements pursuant to Section 6.16, in each case, other than Transfer Taxes that Buyer is responsible for under this Section 6.8 and Taxes (I) arising out of any breach of any covenant made by Buyer or any of its Affiliates, (II) arising out of any action taken outside the ordinary course of business by Buyer or any of its Affiliates on the Closing Date but following the Closing, except to the extent such action was expressly contemplated by this Agreement, or (III) specifically taken into account in the calculation of the Purchase Price or actually recovered under the R&W Insurance Policy (less any reasonable expenses (including any Taxes or the use of any Tax benefit (provided, however, that for the avoidance of doubt, any change in Tax basis resulting from such recovery shall not be considered use of a Tax benefit)) incurred in procuring any such recovery under the R&W Insurance Policy) (collectively, the items set forth in clauses (A)-(H) of this sentence, subject to the exclusions set forth in clauses (I)-(III) of this sentence, the “Indemnified Tax Liabilities”). Notwithstanding that a claim for Taxes or Losses may fall into multiple categories of this Section 6.8(a)(i), the Buyer Indemnified Parties may recover such Taxes and Losses one time only.

(ii) For the avoidance of doubt, Buyer shall be responsible for and shall pay any and all Losses arising out of, related to, or resulting from (A) Taxes imposed on the Purchased Assets attributable to any Post-Closing Tax Periods, (B) Taxes of the Purchased Entities attributable to any Post-Closing Tax Periods, (C) Taxes arising out of any breach of any covenant made by Buyer or any of its Affiliates in this Agreement or any other Transaction Document, and (D) Transfer Taxes that the Buyer is responsible for under this Section 6.8.

(iii) In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date, including for purposes of determining Taxes reflected in the Purchase Price and any liability for Taxes or entitlement to refunds under this Section 6.8, shall be deemed to be (A) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date (except the numerator shall be the number of calendar days in the Straddle Period ending on and including the day before the Closing Date in the case of the calculation of Taxes included in Net Working Capital) and the denominator of which is the number of calendar days in the entire relevant Straddle Period, and (B) in the case of Taxes not described in clause (A) of this Section 6.8(a)(iii) (such as franchise Taxes or Taxes that are based on or related to income or receipts), the amount of any such Taxes shall be determined as if such Tax period ended as of the close of business on the Closing Date (or immediately prior to the Effective Time in the case of the calculation of Taxes included in Net Working Capital), and for the avoidance of doubt, after taking into account any Restructuring Activities, based on an interim closing of the books method (and with respect to the allocation of Taxes attributable to any Purchased Entity that is or that holds an interest in a “controlled foreign corporation” within the meaning of Section 957 of the Code or any partnership or other passthrough entity, the amount of Taxes attributable to the Pre-Closing Tax Period shall be determined as if the taxable period of such controlled foreign corporation, partnership or other pass-through entity terminated as of the end of the Closing Date (and for the avoidance of doubt, after taking into account any Restructuring Activities), and any Taxes that are attributable to economic activity of a Purchased Entity (or controlled foreign corporation or pass-through entity) occurring prior to the Closing Date that are imposed in connection with Sections 706, 951 or 951A of the Code shall be considered Taxes imposed on such entity and attributable to Pre-Closing Tax Periods with respect to such entity (even if such Taxes are imposed on an entity that is not a Purchased Entity in a taxable period (or portion thereof) beginning after the Closing) (provided, however, that such calculation with respect to Taxes imposed in connection with Sections 706, 951 or 951A of the Code shall take into account available credits, deductions, other offsets, and permitted elections and exclusions, in each case calculated or determined as if such Tax period ended as of the close of business on the Closing Date, to the maximum extent permitted by law consistent with a “more likely than not” or higher level of comfort (which, in the event the Parties disagree, then Section 6.8(f)(iii) shall apply in the case of such disagreement) including the election to apply the exception for certain income subject to high foreign taxes under Section 954(b)(4) of the Code and Treasury Regulation Section 1.954-1(d)(5), the election to apply the high-tax exception under Treasury Regulation Section 1.951A-2(c)(7), the deduction for the net deemed tangible income return as defined in Section 951A(b)(2) of the Code and any deduction pursuant to Section 250 of the Code without regard to whether any such election is actually made)); provided, however, for the avoidance of doubt, the Transaction Tax Deductions shall be allocated to the portion of the Straddle Period ending on the Closing Date.

(b) Transfer Taxes.

(i) Contingent on the occurrence of Closing, any Liability for Transfer Taxes payable in connection with the consummation of the Purchase Transaction and the transfer of the Purchased Shares and the Purchased Assets pursuant to this Agreement and the other Transaction Documents (other than, for the avoidance of doubt, any Transfer Taxes arising from the Restructuring Activities, which shall be borne by Seller in their entirety) shall be borne 50% by Buyer and 50% by Seller, and any Liability for Transfer Taxes payable in connection with the Restructuring Activities shall be borne 100% by Seller (and Seller shall be deemed to have borne, and Buyer not to have borne, all such amounts to the extent reflected as a liability in the Purchase Price).

(ii) Notwithstanding Section 6.8(b)(i), any Liability for Transfer Taxes payable in connection with the transfer of Andrew Wireless UK Ltd., CommScope Design & Integration UK Limited, CommScope Technologies AG, CommScope Wireless Systems AG and CommScope France S.A.R.L. pursuant to this Agreement shall be borne 100% by Buyer up to $1,500,000 in the aggregate and any additional amounts shall be borne 50% by Buyer and 50% by Seller.

(iii) The Parties shall reasonably cooperate to minimize the amount of Transfer Taxes payable in connection with the transactions contemplated under this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents, including by using commercially reasonable efforts to claim any available exemption or relief and to promptly execute and file any invoices, forms or certificates reasonably required. The Parties shall provide each other with any information reasonably requested in order to comply with applicable Transfer Tax Laws, where such information is connected with the treatment of or position with respect to Transfer Taxes in connection with the transactions contemplated by this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents.

(iv) Each of Seller and Buyer shall prepare and timely file all necessary Tax Returns and other documentation required to be filed by such Party with respect to all Transfer Taxes arising in connection with the consummation of the transactions contemplated by this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents, consistently with the amount of such Transfer Taxes as determined pursuant to this Section 6.8(b), and, if required by applicable Law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(v) As between Buyer and Seller, the determination of the amount of any Transfer Taxes (including whether any exemption from (or reduction in or credit for) Transfer Taxes is available) required to be paid with respect to the consummation of the transactions contemplated by this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents shall be made by Seller in good faith in its reasonable discretion in consultation with Buyer; provided that the amount of any Transfer Taxes required to be paid 100% by Buyer under Section 6.8(b)(ii) (including whether any exemption from (or reduction in or credit for) such Transfer Taxes is available) shall be made by Buyer in good faith in its reasonable discretion in consultation with Seller. In the event Buyer reasonably disagrees with Seller’s determination with respect to any such Transfer Tax and obtains prior to the applicable due date of the applicable Tax Returns with respect to such Transfer Taxes an opinion of a nationally recognized tax counsel (for the avoidance of doubt, in the applicable jurisdiction and addressed to Buyer or an Affiliate of Buyer, and not to Seller, but a copy of which is provided to Seller) that Buyer’s position is “more likely than not” or at a higher confidence level to prevail, Buyer’s position shall control and the Parties shall file the applicable Tax Returns consistent with such opinion.

(vi) Without limiting the indemnification rights and obligations of the Parties with respect to Transfer Taxes, unless the Parties mutually agree otherwise, any Tax Returns that must be filed in connection with any Transfer Taxes required to be paid with respect to the consummation of the transactions contemplated by this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents shall be prepared and filed by the Party required by Law to file such Tax Returns, and such Party shall pay the Transfer Taxes shown on such Tax Return within the period specified by applicable Law. The filing party shall provide the other Party with a draft copy of such Tax Return which it is required to file (and for which any Taxes thereon are the responsibility of the other Party as determined pursuant to this Section 6.8(b), and in the case of Seller, taking into account any such Taxes specifically reflected in the calculation of the Purchase Price or recovered under the R&W Insurance Policy less any reasonable expenses (including any Taxes or the use of any Tax benefit (provided, however, that for the avoidance of doubt, any change in Tax basis resulting from such recovery shall not be considered use of a Tax benefit)), at least seven Business Days before such Tax Returns are due to be filed and shall consider in good faith any comments provided by such other Party; provided that failure to so provide such Tax Return will not relieve the other Party of any liability that it may have to the filing Party for payment of Taxes hereunder, except to the extent that the non-filing Party is actually and materially prejudiced thereby. All such Tax Returns shall be consistent with the Allocation Statement (or the Allocation Methodology (and if applicable the Preliminary Allocation Statement) in the event that such Tax Returns are due prior to finalization of the Allocation Statement), as applicable. Buyer and Seller shall settle any of their obligations for any Liability for Transfer Taxes paid by the other party for which they are liable pursuant to this Section 6.8(b) within ten Business Days of being invoiced by the other Party for such amount.

(c) Additional VAT Matters.

(i) The Parties intend that the transfer of the Business in each jurisdiction pursuant to this Agreement will be treated, so far as permitted by applicable Law, as a transfer of a business as a going concern for VAT purposes and, accordingly, Buyer and its Subsidiaries and Seller and its Subsidiaries shall use commercially reasonable efforts and cooperate in good faith to obtain an exemption or other relief from any VAT to the extent permitted by applicable Law (including, for the avoidance of doubt, ensuring to the extent permitted that the applicable transaction is treated as neither a supply of services nor a supply of goods for purposes of VAT).

(ii) Without limiting the application of Section 6.8(b), if the transactions contemplated under this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents are subject to VAT, Seller or the relevant Other Asset Seller and Buyer shall cooperate to prepare and promptly file the appropriate VAT documentation in a timely manner with the applicable Taxing Authority. Buyer and Seller shall use reasonable best efforts and cooperate in good faith to determine the appropriate rate of VAT.

(iii) At the Closing where the Purchased Assets include an interest in real property and the direct or indirect transfer of such Purchased Assets is, or is treated as not being liable to VAT, Buyer and Seller will cooperate to the extent permitted by Law to ensure that the transfer of such real property interest qualifies for such treatment.

(d)	Tax Returns.

(i) Except as provided in Section 6.8(b) or Section 6.8(c), Seller shall prepare or cause to be prepared and duly file or cause to be duly filed, all Seller-Signed Tax Returns in a timely manner with the appropriate Taxing Authorities; provided that (A) all Seller-Signed Tax Returns of any Purchased Entity shall (to the extent related to the Purchased Shares, Purchased Assets, Assumed Liabilities or the Business) be prepared using accounting methods and other practices that are consistent with those used in the Tax Returns filed prior to the Closing and in accordance with the agreements in this Section 6.8 and Section 3.3, as applicable (in each case, except as otherwise required by applicable Law or to correct any clear errors), (B) Seller shall provide Buyer with a draft copy of each such Seller-Signed Tax Return at least 20 Business Days before the due date for the filing of such Tax Return (including extensions) (or (x) as soon as reasonably practicable in the case of any such Seller-Signed Tax Return due less than 20 Business Days after the Closing Date and (y) if such Tax Return is not an income Tax Return, as soon as reasonably practicable prior to the due date for timely filing), (C) Seller shall consider in good faith any comments provided by Buyer within five Business Days after receipt of the draft from Seller (or promptly following receipt by Buyer of such draft Tax Return if such Tax Return is not an income Tax Return) and (D) Seller shall provide Buyer with a finalized copy of such Seller-Signed Tax Return. As used herein, “Seller-Signed Tax Returns” means (A) all Tax Returns relating to the Purchased Entities prepared or filed on an affiliated, consolidated, combined or unitary basis with Seller or any of its Affiliates (other than the Purchased Entities) for Pre-Closing Tax Periods but which are due following the Closing (giving effect to extensions granted by right) and (B) all Tax Returns with respect to the Purchased Assets that Seller or any of its Affiliates (other than the Purchased Entities) are required to file.

(ii) Except as provided in Section 6.8(b) and Section 6.8(c), Buyer shall prepare and file, or cause to be prepared and filed, at Buyer’s sole cost and expense, all Buyer-Signed Tax Returns in a timely manner with the appropriate Taxing Authorities; provided that Buyer (A) shall provide Seller with a draft copy of each such Buyer-Signed Tax Return at least 20 Business Days before the due date for the filing of such Tax Return (including extensions) (or (x) as soon as reasonably practicable in the case of any such Buyer-Signed Tax Return due less than 20 Business Days after the Closing Date and (y) if such Tax Return is not an income Tax Return, as soon as reasonably practicable prior to the due date for timely filing), (B) shall consider in good faith any comments consistent with the requirements in this Section 6.8(d)(ii) provided by Seller within 10 Business Days after receipt of the draft from Buyer (or promptly following receipt by Seller of such draft Tax Return if such Tax Return is not an income Tax Return), and, if Buyer disagrees with such comments, then Section 6.8(f)(iii) shall apply in the case of such disagreement and (C) shall use commercially reasonable efforts to provide Seller with a finalized copy of such Buyer-Signed Tax Return that is an income Tax Return prior to such due date and (D) shall provide Seller with a finalized copy of such Buyer-Signed Tax Return that is not an income Tax Return; provided, that notwithstanding anything to the contrary in this Section 6.8, Buyer shall be entitled to file any Buyer-Signed Tax Return on the due date thereof, but shall be required to amend any such filed Buyer-Signed Tax Return if required to conform to the outcome of a dispute governed by Section 6.8(f)(iii). All Buyer-Signed Tax Returns shall (to the extent related to the Purchased Shares, Purchased Assets, Assumed Liabilities or the Business) be prepared using accounting methods and other practices that are consistent with those used in the Tax Returns filed prior to the Closing and in accordance with the agreements in Section 6.8 and Section 3.3, as applicable (in each case, except as otherwise required by applicable Law or to correct any clear errors). As used herein, “Buyer-Signed Tax Returns” means all Tax Returns for Tax periods ending on or before the Closing Date but which are due following the Closing Date (giving effect to extensions granted by right) and Tax Returns for Straddle Periods, in each case that are of the Purchased Entities or relate to the Purchased Assets or the Business, in each case, other than Seller-Signed Tax Returns and Tax Returns provided for in Section 6.8(b) or Section 6.8(c).

(iii) With respect to each Tax Return described in this Section 6.8(d), the Party required to file such Tax Return (or cause such Tax Return to be filed) pursuant to this Section 6.8(d) (the “Tax Return Filer”) shall timely pay to the relevant Taxing Authority the amount, if any, shown as due on such Tax Return; provided that if the Tax Return Filer is not permitted to make such payment under applicable Law, then the Parties shall cooperate in good faith to arrange for such amount to be paid to the relevant Taxing Authority in a manner permitted by applicable Law; provided, further, that the obligation to make payments pursuant to this Section 6.8(d)(iii) shall not affect such Tax Return Filer’s right, if any, to receive payments under Section 6.8(d)(iv) or otherwise be indemnified under this Agreement with respect to any Taxes.

(iv) On or before the due date of any Tax Return described in this Section 6.8 (including extensions), the relevant Tax Return Filer shall notify the other Party of any amounts shown as due on such Tax Return and to be paid by such Tax Return Filer and its Affiliates, or any portions of any such amounts, for which the other Party must indemnify the Tax Return Filer under this Agreement, in each case, representing such liabilities for Taxes which are the responsibility of the applicable Party as determined pursuant to this Section 6.8, and in the case of Seller, taking into account Taxes specifically reflected in the calculation of Purchase Price or recovered under the

R&W Insurance Policy (less any reasonable expenses (including any Taxes or the use of any Tax benefit (provided, however, that for the avoidance of doubt, any change in Tax basis resulting from such recovery shall not be considered use of a Tax benefit)), and such other Party shall pay such amounts (or portions thereof) to the Tax Return Filer no later than such due date or, if later, ten Business Days after the date on which notice of such amounts (or portions thereof) is provided by the Tax Return Filer pursuant to this Section 6.8(d)(iv). Notwithstanding anything to the contrary herein, failure of the Tax Return Filer to notify the other Party as described in the preceding sentence or provide any Tax Return prior to its filing shall not modify or affect such Tax Return Filer’s rights hereunder (including the right to indemnification for any Taxes reflected on such Tax Return) or the indemnity obligations of the other Party except to the extent failure to do so actually and materially prejudices the other Party.

(v) The Parties hereby agree that Seller (A) shall make any Tax election contemplated in the Step Plan (as amended pursuant to the terms of this Agreement) to effectuate the Restructuring Activities, and (B) shall be permitted to make any election under Section 245A of the Code (including an election under Treasury Regulations Section 1.245A-5(e)(3)) with respect to any Purchased Entity that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code (and any corresponding or similar provisions of applicable Law), and, in each case, Buyer shall, and shall cause its Affiliates to, cooperate in making each such election, including entering into a written binding agreement with Seller, as described in Treasury Regulations Section 1.245A-5(e)(3)(i)(C)(2), to close a controlled foreign corporation’s tax year for all purposes of the Code.

(vi) The Parties hereby agree to reasonably cooperate to determine whether (A) any election will be made with respect to any Purchased Entity under Section 338 or 336(e) of the Code (or any corresponding or similar provisions of applicable state, local or non-U.S. Law) in connection with the transactions contemplated under this Agreement or (B) to change the classification of any Purchased Entity to that of a partnership or a disregarded entity for U.S. federal (and applicable state and local) Tax purposes pursuant to Treasury Regulations Section 301.7701-3 with effect no more than one day prior to the Closing (and representations and warranties shall be deemed updated accordingly to permit such changes such that no breach thereof will be deemed to have occurred thereby) (any election described in clause (A) or (B), a “Deemed Asset Sale Election”). Notwithstanding the foregoing, Seller may, in its sole discretion, approve or reject any Deemed Asset Sale Election that is not expressly set forth in the Step Plan; provided, however, that if the election pursuant to Step 30.a of the Step Plan for Outdoor Wireless Networks LLC to be classified as a disregarded entity prior to the Closing Date is not available or invalid, Seller will cooperate with Buyer to make any election or take any action to the extent necessary to effectuate the acquisition of Outdoor Wireless Networks LLC as a deemed asset acquisition for U.S. federal income tax purposes (the “Alternative Election”).

(e) Refunds. Any Party that receives or becomes entitled to (or whose Subsidiary or Affiliate receives or becomes entitled to) refunds (or credits in lieu of refunds) of or arising in connection with Taxes (i) for which the other Party paid or would be liable under Section 6.8(a), Section 6.8(b), Section 6.8(c), Section 6.8(d) or Section 6.8(g) or (ii) in the case of Seller, that are paid by or on behalf of Seller or its Subsidiaries prior to Closing or specifically reflected in the calculation of the Purchase Price (a “Refund Recipient”), shall pay to the other Party the entire amount of such refund or credit (including any interest thereon from any Taxing Authority, but net of any (A) Taxes imposed by, a Taxing Authority with respect to such refund or credit or other additional Tax payable as a result thereof, (B) reasonable and documented costs to obtain any such refund or credit and (C) reasonable and documented costs incurred in preparing any claim for such refund or credit) but only to the extent any such refund or credit (1) is not attributable to a carryback of any losses, credits or other Tax attributes from any period (or portion thereof)

beginning after the Closing Date, (2) is not attributable to any losses, credits or other Tax attributes relating to Buyer or its Affiliates (other than the Purchased Entities), (3) is not required to be paid over to any other Person under any Contract to which the Purchased Entities is a party as of the Closing, and (4) is not the subject of a then-pending Tax Claim. Any amount required to be paid to a Refund Recipient pursuant to this Section 6.8(e) shall be paid over to the Refund Recipient (y) in the case of a refund actually received, no more than 20 Business Days after receiving such refund and (z) in the case of a credit, no more than 20 Business Days after the filing of a Tax Return utilizing such credit to offset cash Taxes otherwise payable; provided that if such Refund Recipient is required to repay to the relevant Taxing Authority such refund or credit, the other Party shall, upon the request of such Refund Recipient, repay the amount previously paid to such other Party pursuant to this Section 6.8 in respect of such refund or credit (plus any penalties, interest or other charges imposed by the relevant Taxing Authority and attributable to such refund or credit so paid to the Refund Recipient). If a Party determines that the other Party (or one of its Affiliates) is entitled to file a claim for refund or an amended Tax Return providing for a refund (or credits in lieu of refunds) with respect to Taxes as described in the first sentence of this Section 6.8(e), then the latter Party will, if the other Party so requests and solely at such requesting party’s expense, cause such claim for refund or amended Tax Return to be filed; provided, that in the non-requesting Party’s reasonable judgment, filing or making such claim or filing such amended Tax Return would not reasonably be expected to result in any non-de minimis unreimbursed cost or adverse Tax consequences to the non-requesting Party or any of its Affiliates.

(f) Cooperation and Assistance.

(i) Except as specifically contemplated in the Step Plan, Buyer shall not, and shall cause its Affiliates not to, (A) make, revoke, or change any Tax election of the Purchased Entities or related to the Purchased Assets, the Assumed Liabilities, the Excluded Liabilities or the Business for a Pre-Closing Tax Period, (B) amend, file, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Seller-Signed Tax Return or Buyer-Signed Tax Return, except as contemplated in Section 6.8(d) or in connection with the resolution of any Tax Claim in accordance with Section 6.8(g), (C) initiate discussions with any Taxing Authority (including any voluntary disclosure agreement or similar process) regarding any Tax Liability of or with respect to the Purchased Entities, the Purchased Assets, the Assumed Liabilities, the Excluded Liabilities or the Business for a Pre-Closing Tax Period, (D) carry back any Tax attribute, including any loss, loss carry forward, credit, credit carry forward, prepaid Tax or refund, and any claim for or right to receive any of the foregoing of any of the Purchased Entities from a Tax period ending after the Closing Date to any Pre-Closing Tax Period, or (E) settle, compromise or otherwise concede any Tax Claim of or with respect to the Purchased Entities, the Purchased Assets, the Assumed Liabilities, the Excluded Liabilities or the Business with respect to any Pre-Closing Tax Period, in each case, without Seller’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

(ii) The Parties shall cooperate with each other in the filing of any Tax Returns and the conduct of any audit or other Proceeding with respect to a Tax Claim for any Pre-Closing Tax Period or which otherwise relates to Taxes addressed in this Section 6.8 or in Section 3.3 (including execution of a customary access letter if required by Seller’s or Buyer’s (as applicable) outside accountants). Without limiting the foregoing, such cooperation shall include, to the extent applicable, reasonable cooperation (i) with respect to the payment and reimbursement of any payments required in advance of challenging any Tax Claim, including any competent authority appeal, (ii) on the delivery of any required resale exemption certificates or other applicable exemption certificates, and (iii) in the event any transaction contemplated under this Agreement or the Step Plan is subject to VAT, or where a Taxing Authority determines that such transaction should not be considered a “transfer of a going concern” with respect to the payment of such VAT, to ensure that that the total amount of VAT borne by each of Buyer (and its Affiliates) or Seller (and its Affiliates) under this Agreement, taking into account the effect of any recovery of VAT, shall be 50% of the amount of VAT economically borne by the parties hereto as a result of this Agreement.

(iii) If the Parties disagree as to the treatment of any item shown on a Tax Return to be filed pursuant to this Section 6.8 or with respect to any calculation with respect to any such Tax Return, an independent law firm or public accounting firm of a nationally recognized standing in the United States and reasonably acceptable to both Seller and Buyer (the “Selected Firm”) shall determine, consistent with Seller’s past practice and the agreements set forth in Section 6.8 and Section 3.3 (in each case, except as otherwise required by Law), how the disputed item is to be treated on such Tax Return (“Selected Firm’s Determination”). If the Selected Firm’s Determination has not been made prior to the due date for filing such Tax Return, the Party required to file such Tax Return may file such Tax Return as it deems appropriate, and if the subsequent Selected Firm’s Determination is that such Tax Return should have been filed in some other manner, the filing Party shall amend such Tax Return in accordance with the Selected Firm’s Determination. The fees and expenses of the Selected Firm shall be allocated to be paid by Seller and Buyer in inverse proportion (based on the disputed amounts proposed by each to the Selected Firm) as they may each prevail on matters resolved by the Selected Firm, which proportionate allocations and resulting fee allocation shall also be determined by the Selected Firm at the time the determination of the Selected Firm is rendered on the merits of the matters submitted.

(iv) The Parties shall retain records, documents, accounting data and other information in whatever form that are necessary for the preparation and filing, or for any Tax audit, of any and all Tax Returns with respect to any Taxes that relate to Tax periods that begin on or prior to the Closing Date. Such retention shall be in accordance with the record retention policy of the respective Party, but in no event shall any Party destroy or otherwise dispose of such records, documents, accounting data and other information prior to the expiration of the applicable statute of limitations (including extensions). Each Party shall give any other Party reasonable access to all such records, documents, accounting data and other information and shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided to the extent necessary for a reasonable review. Notwithstanding anything to the contrary in this Agreement, Seller shall have no obligation to provide Buyer with any consolidated, combined or unitary Tax Return filed by Seller or any of its Affiliates or any predecessor entity to Seller or of any of its Affiliates or any materials related thereto, and Buyer shall have no obligation to provide Seller with any consolidated, combined or unitary Tax Return filed by Buyer or any of its Affiliates or any predecessor entity to Buyer or of any of its Affiliates or any materials related thereto.

(g) Tax Controversies.

(i) A Party shall promptly notify the other Party in writing (in no event later than ten Business Days) (a “Notification”) upon receipt of written notice of any pending or threatened audits or assessments with respect to Taxes for which such other Party (or any of its Affiliates) is liable under Section 6.8, or may give rise to an indemnification payment under Section 6.8, or any audits, adjustments, assessments, or redeterminations with respect to Taxes for which Tax credits or refunds may be claimed by the other Party (or any of its Affiliates) under applicable Law. Failure to give such Notification shall not relieve the indemnifying party from Liability under this Section 6.8, except if and to the extent that the indemnifying party is actually and materially prejudiced thereby. Subject to further provisions of this Section 6.8(g)(i), Seller shall be entitled to conduct, direct, control and be responsible for the complete defense of any audit or administrative or court Proceeding relating to Taxes (a “Tax Claim”) with respect to the Purchased Entities for which it may be solely liable (a “Seller Tax Claim”), and to employ counsel of its choice at its expense; provided that (A) Buyer, at its sole cost and expense, shall have the right to participate in any Seller Tax Claim, and (B) Seller shall control the Seller Tax Claim diligently and in good faith, (C) Seller shall keep Buyer reasonably informed regarding the status of such Seller Tax Claim, and (D) Seller shall not settle, resolve, or abandon any such Seller Tax Claim without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Buyer shall be entitled to conduct, direct, control and be responsible for, the complete defense of any Tax Claim relating to Taxes for which Seller is partially liable and any Seller Tax Claim that Seller does not elect to control (each, a “Buyer Tax Claim”), provided that (I) Buyer shall assume control of the Buyer Tax Claim diligently and in good faith, (II) Buyer shall keep Seller reasonably informed regarding the status of such Buyer Tax Claim, (III) Seller shall have the right to participate in such Buyer Tax Claim at its sole cost and expense, and (IV) Buyer shall not settle, resolve, or abandon any such Buyer Tax Claim without Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Any Tax liabilities imposed or assessed in connection with any Seller Tax Claims or Buyer Tax Claims shall be paid in the manner and within the period specified by applicable Law by the party responsible under applicable Law for making such payment and shall, for the avoidance of doubt, be subject to the indemnification provisions of this Section 6.8. Notwithstanding anything to the contrary herein, Seller shall not be liable for Losses attributable to the Buyer’s defense of each Buyer Tax Claim in excess of the portion of the reasonable and documented out-of-pocket costs incurred by Buyer in the defense of such Buyer Tax Claim in an amount corresponding to the proportionate share of the Tax Liabilities resulting from such Buyer Tax Claim borne by Seller pursuant to this Agreement. For the avoidance of doubt, Buyer shall be entitled to conduct, direct, control and be responsible for the complete defense of a Tax Claim with respect to the Purchased Entities, the Purchased Assets or the Business that is not a Seller Tax Claim or a Buyer Tax Claim.

(ii) This Section 6.8(g) shall govern to the extent it would otherwise be inconsistent with Section 9.3.

(h) Treatment of Taxes Reflected in the Purchase Price. For the avoidance of doubt, for all purposes of allocating obligations or rights under this Section 6.8, Seller shall be deemed to have paid that amount of any such Taxes specifically taken into account tin the calculation of the Purchase Price and satisfied its obligations to pay Buyer, or indemnify Buyer, for such amounts to the extent so reflected.

(i) Termination of Tax Sharing Agreements. All Tax Sharing Agreements between the Purchased Entities, on the one hand, and Seller or any of its Affiliates (other than a Purchased Entity), on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, no Purchased Entity shall be bound thereby or have any liability thereunder. Seller shall provide to Buyer such evidence as Buyer may reasonably request of the termination of any Tax Sharing Agreement (including any profit/loss transfer agreement) by and among any Purchased Entity, including any Purchased Entity resident in Germany or Australia to the extent applicable, for applicable Tax purposes, and Seller or any of its Affiliates (other than a Purchased Entity).

(j) Tax Treatment. For U.S. federal, and applicable state and local, income Tax purposes, the Parties agree that the purchase and sale of the Purchased Assets set forth in Section 2.1 and the purchase and sale of the Purchased Shares set forth in Section 2.2 shall be treated as taxable sales governed by Section 1001 of the Code, and except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any corresponding or similar provisions of state or local Tax Law), the Parties shall, and shall cause their respective Affiliates to, (i) treat and report the transactions contemplated hereby in all respects consistently with the provisions of this Section 6.8(j) for purposes of any U.S. federal, state, or local Tax Laws and (ii) not take any actions or positions inconsistent with the obligations of the Parties set forth herein with respect to Taxes.

(k) Treatment of Transaction Tax Deductions. Notwithstanding anything to the contrary herein, for the purpose of determining the Taxes for which Seller is responsible, (1) all Transaction Tax Deductions shall be deemed deducted in a Pre-Closing Tax Period consistent with a “more likely than not” or higher standard of deductibility in such portion of the Straddle Period ending on the Closing Date, and (2) for the avoidance of doubt, estimated (or other prepaid) Tax payments and any overpayments of Taxes, net operating losses, Tax credits, Tax amortization, and other, similar Tax assets, deductions, or offsets with respect to taxable periods ending on or including the Closing Date (collectively, “Tax Attributes”) (with the portion of any Tax Attributes attributable to any Straddle Period ending on the Closing Date determined in accordance with Section 6.8(a)(iii)) shall be taken into account in a Pre-Closing Tax Period, in each case using such Tax Attributes to the maximum extent possible to minimize such Taxes (to the extent sustainable based on at least a “more likely than not” level of comfort).

(l) Settlement of Certain Intercompany Accounts. Prior to the Closing Date, Seller shall use commercially reasonable efforts to settle, or cause to be settled, any outstanding intercompany liabilities or balances among the Purchased Entities to the extent that the amount of such liabilities or balances exceeds the amount of such liabilities or balances attributable to a receivable that has been outstanding for less than 45 days; provided that Seller shall use commercially reasonable efforts to settle, or cause to be settled, any such intercompany liabilities or balances related to receivables owed to CommScope Telecommunications (China) Co., Ltd. if and to the extent that the amount of such liabilities or balances exceeds the amount of such liabilities or balances attributable to a receivable that has been outstanding for less than 90 days. Following the settlement contemplated by the preceding sentence and prior to the Closing Date, Seller shall use commercially reasonable efforts to cause to be extracted to Seller or one of its Affiliates (other than a Purchased Entity), in such manner as Seller may reasonably determine, any cash or cash equivalents received by a Purchased Entity pursuant to such settlement. To the extent that any intercompany liabilities or balances among the Purchased Entities that are required to be settled prior to the Closing Date in accordance with the first sentence of this Section 6.8(l), without regard to the commercially reasonable efforts standard, are not so settled, such amount will be an “Excess Intercompany Amount”.

Section 6.9 Indemnification of Directors and Officers.

(a) Buyer and Seller agree that all rights to indemnification, advancement of expenses and exculpation from liability for or in connection with acts or omissions occurring at any time prior to or on the Closing Date (including in connection with this Agreement and the transactions contemplated by this Agreement or the Transaction Documents), that exist as of the date hereof in favor of any Person who prior to or on the Closing Date is or was a current or former director, manager or officer of a Purchased Entity (each, a “Business Indemnitee”) including as provided in the Organizational Documents of a Purchased Entity, will survive the Closing and will continue in full force and effect for the six-year period following the Closing Date (and such additional period of time as may be necessary to fully and finally resolve any claims for indemnification which may have been duly submitted prior to the six-year anniversary of the Closing Date). In furtherance (and not in limitation) of the foregoing, for the six-year period following the Closing Date, Buyer will cause the Purchased Entities to, and the Purchased Entities will maintain in the Organizational Documents of each of the Purchased Entities provisions with respect to indemnification, advancement of expenses and exculpation from liability that in each such respect are at least as favorable to each Business Indemnitee as those contained in each Purchased Entity’s respective Organizational Documents, as applicable, as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Business Indemnitee. For the six year period following the Closing Date, subject to Buyer’s right to recover from Seller such indemnification and expense advancement obligations incurred pursuant to Section 9.1(a), Buyer shall pay and disburse when due all indemnification and expense advancement obligations owed to any Business Employee following the Closing and further, from and after the Closing, Buyer shall cause the Purchased Entities to advance expenses to, each Business Indemnitee in their capacities as such, in respect of actions, omissions or events through and including the Closing (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), to the fullest extent permitted by Law.

(b) The provisions of this Section 6.9 will survive the Closing. This Section 6.9 will be for the irrevocable benefit of, and will be enforceable by, each Business Indemnitee and his or her respective heirs, executors, administrators, estates, successors and assigns, and each such Person will be an express intended third party beneficiary of this Agreement for such purposes. Buyer will, subject to Buyer’s right to recover from Seller such indemnification and expense advancement obligations incurred pursuant to Section 9.1(a), pay, or will cause the Purchased Entities to pay, as and when incurred by any Person referred to in the immediately preceding sentence, all reasonable fees, costs, charges and expenses (including attorneys’ fees and expenses) incurred by such Person in enforcing such Person’s rights under this Section 6.9. The obligations under this Section 6.9 will not be terminated, revoked, modified or amended in any way so as to adversely affect any Person referred to in the second sentence of this Section 6.9(b) without the written consent of such Person. With respect to any right to indemnification or advancement for actual or claimed acts or omissions occurring prior to or on the Closing Date (including in connection with this Agreement and the transactions contemplated by this Agreement or the Transaction Documents), each Purchased Entity, as applicable, will be the indemnitor of first resort, responsible for all such indemnification and advancement that any Business Indemnitee may otherwise have from any direct or indirect stockholder or equity holder of any of the Purchased Entities (or any Affiliate of such stockholder or equity holder) and without right to seek or obtain subrogation, indemnity or contribution; provided, that nothing in the foregoing clause, or otherwise in this Section 6.9, shall be interpreted to limit or otherwise impair the rights of Buyer or the Purchased Entities under Section 6.7. Buyer further agrees that no advance or prepayment by any Person other than the applicable Purchased Entity or Purchased Entities as the primary indemnitor on behalf of any Business Indemnitee with respect to any claim for which such Business Indemnitee has sought indemnification or advancement from any of the Purchased Entities will affect the foregoing and that any such secondary indemnitor will have a right of contribution and/or be subrogated to the extent of such advancement or payment to all the rights of recovery of the Business Indemnitee against the Purchased Entities and Buyer, and Seller shall cause the Purchased Entities to hereby irrevocably release any such secondary indemnitor from, and irrevocably waive and relinquish any right to assert against any such secondary indemnitor, any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof, effective as of the Closing Date. Each of Buyer and the Business Indemnitee agree that the secondary indemnitors are express third party beneficiaries of this Section 6.9(b).

(c) In the event that the Purchased Entities, their Subsidiaries or Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer, the Purchased Entities and/or their applicable Subsidiaries, as the case may be, shall succeed to the obligations set forth in this Section 6.9.

Section 6.10 Non-Competition; Non-Solicitation.

(a) During the period commencing on the Closing Date and ending five years after the Closing Date (or such shorter period as required by applicable Law), Seller shall not, and shall cause its Subsidiaries not to, engage in, or hold any ownership interest in any Person who engages in, a business that competes with the Business as the Business is operated on the Agreement Date and as of the Closing Date by Seller and its Subsidiaries anywhere in the world, including the manufacture, distribution, installation or sale of any Products that are under development or are manufactured, distributed or sold by the Business as of the Closing Date anywhere in the world (“Competing Activity”).

(b) Notwithstanding anything to the contrary in Section 6.10(a), Seller and its Subsidiaries may in all events:

(i) engage in any business conducted by Seller or its Subsidiaries as of the Closing Date other than the Business and continue to sell the products and services sold by them (or any of them) on the Agreement Date or as of the Closing Date that are not Products that are under development or are manufactured, distributed or sold by the Business as of the Closing Date, and any new releases, updates and successors to such products and services;

(ii) continue to perform any Competing Activity for the benefit of Buyer or any of its Affiliates as required or contemplated by this Agreement or any other Transaction Document;

(iii) acquire any Person, or one or more divisions or lines of business of a Person, that engages in a Competing Activity by merger or a purchase of shares or assets of a Person so long as, immediately prior to the time of such acquisition, the Competing Activity does not account for the lesser of either $25,000,000 or 10% of the aggregate annual gross revenues of such Person, or the acquired divisions or lines of business of such Person, as applicable, for its most recent fiscal year preceding the acquisition, in each case, based, to the extent available, on the most recently available annual consolidated financial statements of such Person or annual financial statements of such divisions or lines of business of such Person, as applicable;

(iv) own and operate any Person, division or line of business acquired in compliance with Section 6.10(b)(iii); provided, that the Competing Activity does not at any point prior to the five-year anniversary of the Closing Date exceed the lesser of either $25,000,000 or 10% of the aggregate annual gross revenues of such Person, or the acquired divisions or lines of business of such Person, as applicable, in any fiscal year;

(v) directly or indirectly hold interests in or securities of any Person engaged in a Competing Activity to the extent that such investments do not, directly or indirectly, confer on Seller and/or its Subsidiaries, in the aggregate, 10% or more of the voting power or economic interests of such Person, and Seller and its Subsidiaries remain passive investors and are not involved in the business operations of such Person (other than board seats and board observer seats reasonably commensurate with the size of the investment); and

(vi) the activities set forth on Schedule 6.10(b)(vi) of the Disclosure Letter.

(c) During the period commencing on the Closing Date and ending three years after the Closing Date, Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, solicit to hire or, in such jurisdictions where such restriction would not be prohibited by Law, hire in any capacity (whether as an employee, consultant, independent contractor or otherwise) any Continuing Employee. Nothing in this Section 6.10(c) shall restrict Seller or its Subsidiaries from engaging in general or public searches, solicitations or advertising by or on behalf of Seller or such Subsidiary (including through search firms) that are not specifically directed towards any such Person described in the first sentence of this Section 6.10(c).

(d) During the period commencing on the Closing Date and ending 12 months after the Closing Date, Buyer shall cause the Purchased Entities and any Other Buyer not to directly or indirectly, solicit to hire or, in such jurisdictions where such restriction would not be prohibited by Law, hire in any capacity (whether as an employee, consultant, independent contractor or otherwise) any employee of Seller or any of its Subsidiaries. This restriction shall not apply to Persons who have ceased employment with Seller or one of its Subsidiaries prior to commencement of employment discussions between the Purchased Entities or such Other Buyer or any of their respective Representatives and such Person, and nothing in this Section 6.10(d) shall restrict the Purchased Entities and Other Buyers from engaging in general or public searches, solicitations or advertising by or on behalf of the Purchased Entities or such Other Buyer (including through search firms) that are not specifically directed towards any such Person described in the first sentence of this Section 6.10(d).

Section 6.11 Return of Assets and Transfer of Payments.

(a) If, after the Closing, any asset acquired by Buyer or any of its Affiliates (including the Purchased Entities) hereunder is ultimately determined to be an Excluded Asset or Buyer or any of its Affiliates is found subject to an Excluded Liability, (i) Buyer shall use its reasonable best efforts to return or transfer and convey (without further consideration) to the appropriate Subsidiary of Seller such Excluded Asset or Excluded Liability as soon as practicable, (ii) Seller shall use its reasonable best efforts to cause its appropriate Subsidiary to assume (without further consideration) any Liabilities associated with such Excluded Assets or Excluded Liabilities as soon as practicable and (iii) Buyer shall use its reasonable best efforts to, and shall cause its appropriate Subsidiary to use its reasonable best efforts to, execute such documents or instruments of conveyance or assumption and take such further acts which are reasonably necessary or desirable to effect the transfer of such Excluded Asset or Excluded Liability back to such Subsidiary of Seller, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date.

(b) Subject to Article 2, if, after the Closing, any asset held by Seller or its Subsidiaries is ultimately determined to be a Purchased Asset or Seller or any of its Subsidiaries is found to be subject to an Assumed Liability, (i) Seller shall use its reasonable best efforts to return or transfer and convey (without further consideration) to the appropriate Purchased Entity (or Subsidiary thereof) or Buyer or its designated Affiliate such Purchased Asset or Assumed Liability as soon as practicable, (ii) Buyer shall use its reasonable best efforts to cause the appropriate Purchased Entity (or Subsidiary thereof) or an Affiliate designated by Buyer to assume (without further consideration) any Liabilities associated with such Purchased Assets or Assumed Liabilities as soon as practicable and (iii) Buyer shall use its reasonable best efforts to cause the appropriate Purchased Entity (or Subsidiary thereof) or an Affiliate designated by Buyer to execute such documents or instruments of conveyance or assumption and take such further acts which are reasonably necessary or desirable to effect the transfer of such Purchased Asset or Assumed Liability to the Purchased Entity (or Subsidiary thereof) or Affiliate designated by Buyer, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date.

(c) Except as otherwise provided in this Agreement or the other Transaction Documents and subject to any qualifications set forth in Section 2.6, following the Closing Date, (i) if any payments due with respect to the Business are paid in error to any Seller or any Subsidiary of Seller, Seller shall, or shall cause the applicable Subsidiary to, promptly remit by wire or draft such payment (net of any Taxes incurred in respect of such payment) to an account designated in writing by Buyer and (ii) if any payments due with respect to the businesses of Seller that are not the Business are paid in error to Buyer, the Purchased Entities or their respective Subsidiaries, Buyer shall, or cause its Subsidiaries to, promptly remit by wire or draft such payment (net of any Taxes incurred in respect of such payment) to an account designated in writing by Seller.

Section 6.12 Further Assurances.

(a) In addition to the actions specifically provided for elsewhere in this Agreement and subject to and in compliance with any limitations set forth in Section 6.3 with respect to Antitrust Laws or foreign direct investment Laws, each of the Parties will cooperate with each other and use its reasonable best efforts, prior to, at and after the Closing Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary or appropriate on its part to consummate and make effective, in the most expeditious manner practicable, the Purchase Transaction and the other transactions contemplated hereby, including, prior to the Closing, the satisfaction of the respective conditions set forth in Article 7 and including the execution and delivery of such other instruments, certificates, agreements and other documents and the performance of such other actions as may be necessary or reasonably desirable to consummate and implement expeditiously the transactions contemplated by this Agreement and the other Transaction Documents; provided that all such actions are in accordance with applicable Law. Notwithstanding the foregoing, from time to time, whether at or after the Closing and subject to the other terms of this Agreement, (i) Seller and its Subsidiaries (as appropriate) will execute and deliver such further instruments, certificates, agreements and other documents and perform such other actions, at Buyer’s sole expense (unless such action is otherwise expressly contemplated to be performed by (or caused to be performed by) Seller by this Agreement or another Transaction Document), as Buyer may reasonably request to more effectively convey and transfer title to Buyer any of the Purchased Assets or Purchased Shares or otherwise carry out the intent of this Agreement and the other Transaction Documents and effect the transactions contemplated hereby and thereby, and (ii) Buyer will execute and deliver such instruments, certificates, agreements and other documents and perform such other actions, at Seller’s sole expense (unless such action is otherwise expressly contemplated to be performed by (or caused to be performed by) Buyer by this Agreement or another Transaction Document), as Seller or its Subsidiaries may reasonably request to more effectively assume the Assumed Liabilities or otherwise carry out the intent of this Agreement and the other Transaction Documents and effect the transactions contemplated hereby and thereby.

(b) In addition to the actions specifically provided for elsewhere in this Agreement and subject to and in compliance with any limitations set forth in Section 6.3 with respect to Antitrust Laws or foreign direct investment Laws, from the date of this Agreement until the Closing Date, Seller and Buyer shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to (i) obtain any Consents required from third parties (excluding, for the avoidance of doubt, any Governmental Authority) in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents under the Assigned Material Contracts, (ii) transfer any Permits required to be transferred to or from a Purchased Entity in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents and (iii) execute a sublease agreement on commercially reasonable terms for each such leased real property to the applicable Party as set forth on Schedule 6.12(b) of the Disclosure Letter; provided, that (A) neither Seller nor any of its Affiliates shall have any obligation to make any payments or incur any Liability to obtain any consents of third parties or effect the transfers or arrangements contemplated by this Section 6.12(b) other than (1) general internal costs, overhead and use of internal personnel and assets or infrastructure and (2) any costs approved by Buyer (which such costs shall be shared equally by Buyer and Seller, in which case, Seller shall, or shall cause its Subsidiaries to, promptly upon receipt of Buyer’s portion of such payment, make such payment in full), and (B) subject to Seller’s compliance with its obligation under this Section 6.12, the failure to receive any such consents or to effect any such transfers or arrangements shall not be taken into account in determining whether any condition to the Closing set forth in Article 7 shall have been satisfied.

Section 6.13 Privileges. The Parties agree that their respective rights and obligations to maintain, preserve, assert, or waive any attorney-client and work product privileges belonging to either Party with respect to the Business and the other businesses of Seller (collectively, “Privileges”), shall be governed by the provisions of this Section 6.13. With respect to matters relating to Seller’s businesses (other than the Business), the Excluded Assets or the Excluded Liabilities, and with respect to all business records, documents, communications or other information (collectively, “Information”) of Seller or any of its Subsidiaries prepared in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby, Seller shall have sole authority to determine whether to assert or waive any applicable Privileges, including the right to assert any Privilege against Buyer and its Affiliates. Buyer and its Affiliates (including, as of the Closing Date, the Purchased Entities) shall take no action without the prior written consent of Seller that would reasonably be expected to result in any waiver of any such Privileges of Seller. After the Closing, with respect to matters relating to the Business, the Purchased Assets, the Purchased Shares or the Assumed Liabilities (but not including matters to the extent that they relate to the Excluded Assets, Excluded Liabilities or the businesses of Seller (other than the Business)), or Information prepared in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby or any other potential transaction relating to the Business or related sale process, Buyer shall have sole authority to determine whether to assert or waive any Privileges. However, Buyer may not assert any such Privileges of the Purchased Entities, Seller or its Subsidiaries related to pre-Closing advice or communications relating to the Business against Seller and its Subsidiaries; provided, however, that, if the waiver of (or failure to assert) such Privilege, would reasonably be expected to result in such Privilege being waived in connection with any claim by a third party, Seller and Buyer shall, and shall cause their respective Affiliates and Subsidiaries to, enter into such reasonable arrangements as are reasonably necessary to ensure that such Privilege is not otherwise waived with respect to a third party, including customary joint defense agreements or similar arrangements. The rights and obligations created by this Section 6.13 shall apply to all Information as to which Seller, Buyer, their respective Subsidiaries or the Purchased Entities would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby or by the other Transaction Documents (the “Privileged Information”). Upon receipt by Seller or its Subsidiaries, or Buyer and its Subsidiaries (including, as of the Closing Date, the Purchased Entities), as the case may be, of any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other or if Seller or its Subsidiaries or Buyer or its Subsidiaries (including, as of the Closing Date, the Purchased Entities), as the case may be, obtains knowledge that any current or former employee of Seller, its Subsidiaries, the Business or the Purchased Entities or Buyer or its Affiliates (including, as of the Closing Date, the Purchased Entities), has received any subpoena, discovery or other request from any third party that in such Party’s good faith judgment calls for the production or disclosure of Privileged Information of the other Party, such Party shall promptly notify the other of the existence of the request and shall provide the other a reasonable opportunity to review the Information and to assert any rights it may have under this Section 6.13 or otherwise to prevent the production or disclosure of Privileged Information. Seller’s transfer of any Business Records or other Information to Buyer in accordance with this Agreement and Seller’s and Buyer’s agreement to permit the other to obtain information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in this Section 6.13 and Section 6.2, to maintain the confidentiality of such information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Seller or Buyer, as the case may be. The access to Business Records and other information being granted pursuant to this Agreement, and the disclosure to Buyer and Seller of Privileged Information relating to the Business or the other businesses of Seller pursuant to this Agreement in connection with the transactions contemplated hereby or any other Transaction Document shall not be asserted by Seller or Buyer to constitute, or otherwise be deemed, a waiver of any Privilege that has been or may be asserted under this Section 6.13 or otherwise.

Section 6.14 Chain of Title Corrections. Prior to the Closing, Seller agrees to use commercially reasonable efforts to take or cause to be taken actions to address any defects, discrepancies, or issues in the chain of title for all Registered Transferred IPR, including but not limited to filing any necessary assignments, releases, name changes or other documentation at the United States Patent and Trademark Office and intellectual property offices or agencies in any other jurisdictions as necessary or otherwise correct the named owner in the public record of any registered Intellectual Property Rights, such that the title records at the applicable intellectual property offices and agencies properly reflect (or will reflect, after any such filing is processed) ownership of such registered Intellectual Property Rights in the name of a Purchased Entity. Seller shall provide to Buyer reasonable documentary evidence of any actions taken, and filings made, in connection with the foregoing prior to the Closing. In the event that any such filing to update the title records at the applicable intellectual property offices to name a Purchased Entity as the owner of record of such registered Intellectual Property Rights has not been filed at or prior to the Closing, Seller shall use commercially reasonable efforts to take such further action (including the execution and delivery of such further instruments and documents but excluding making any filings, which shall be the responsibility and at the sole cost and expense of Buyer) as Buyer may reasonably request, at the sole cost and expense of Seller, as necessary for Buyer to complete such updates following Closing.

Section 6.15 Guarantees. Buyer recognizes that Seller and certain of its Subsidiaries have provided, and prior to the Closing may provide, credit support to the Business, the Purchased Assets or the Purchased Entities pursuant to guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by Seller or its Subsidiaries in support of any obligation of the Business (the “Business Guarantees”). For the avoidance of doubt, the UK Pension Guarantee shall not be considered a Business Guarantee. A true and complete list of Business Guarantees with a principal value in excess of $2,000,000 as of the date hereof is set forth on Schedule 6.15 of the Disclosure Letter. Buyer and Seller shall use their reasonable best efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller and Buyer, on or before the Closing Date, valid and binding written releases of Seller and its Subsidiaries, as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Business Guarantees to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities, which release shall be effective as of the Closing, including, in the case of Buyer and its Affiliates, as applicable, by providing substitute guarantees, furnishing letters of credit, instituting escrow agreements, posting surety or performance bonds or making other arrangements as the beneficiary may reasonably request. If any Business Guarantee has not been released as of the Closing Date, then Buyer and Seller shall continue to use their reasonable best efforts after the Closing to cause as promptly as practicable the complete and unconditional release of Seller and its Subsidiaries under such Business Guarantee to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, Seller and its Subsidiaries may, in such Person’s sole discretion, take any action to terminate, obtain release of or otherwise limit their Liability under any and all outstanding Business Guarantees; provided, that (a) Seller shall provide written notice to Buyer 30 days prior to taking such action and (b) such action may not materially and adversely impact Buyer.

Section 6.16 Existing Intercompany Agreements and Arrangements.

(a) Except as set forth in Section 6.16(b), Buyer and Seller acknowledge and agree that all Intercompany Agreements, and all rights and obligations of the Business or the Purchased Entities, Seller and Seller’s Subsidiaries under such Intercompany Agreements will be terminated at or prior to the Closing without further liability or obligation thereunder. No such terminated Intercompany Agreement or any arrangement, commitment or understanding relating thereto (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Effective Time.

(b) The provisions of Section 6.16(a) shall not apply to any of the following Contracts (or to any of the provisions thereof):

(i) this Agreement, the other Transaction Documents and each other Contract expressly contemplated by this Agreement or any other Transaction Document to be entered into or continued after the Effective Time (including the IPMA and Transition Services Agreement to be entered into as of the Closing and the Restructuring Documents);

(ii) the Intercompany Agreements listed on Schedule 6.16(b) of the Disclosure Letter; and

(iii) the Shared Contracts, which are addressed in Section 2.6.

Section 6.17 R&W Insurance Policy. At or prior to the Closing, Buyer shall obtain third party insurance in respect of inaccuracies or breaches of the representations and warranties made by Seller in this Agreement (the “R&W Insurance Policy”), which shall expressly waive all claims in connection with any inaccuracies or breaches of such representations and warranties (including, for the avoidance of doubt, a customary waiver of subrogation) against Seller other than in respect of Fraud, and expressly provide that Seller is an intended third-party beneficiary of such waiver. Buyer shall provide a genuine and complete copy of the R&W Insurance Policy to Seller at or prior to the Closing. Seller shall reasonably cooperate with Buyer with respect to Buyer’s procurement of the R&W Insurance Policy. Buyer shall not amend the subrogation waiver provision of the R&W Insurance Policy in any manner that would be adverse to Seller without Seller’s prior written consent. Buyer shall bear all premiums, underwriting fees, brokers’ commissions and taxes required to obtain the R&W Insurance Policy, inclusive of broker compensation.

Section 6.18 Cooperation with Litigation.

(a) From and after the Closing, Buyer shall provide and, as applicable, cause its Subsidiaries and its and their respective employees to provide, all such reasonable cooperation to Seller, its Subsidiaries and their respective Representatives with respect to any third party claims or Proceedings relating to (i) the operation of the Business or (ii) the Excluded Assets or Excluded Liabilities, which cooperation shall include furnishing or causing to be furnished by Buyer and its Subsidiaries (and its and their respective employees) records, information, and deposition and trial testimony and preparation as reasonably requested by Seller, its Subsidiaries or their respective Representatives in connection therewith; provided that (A) no such cooperation shall unreasonably interfere with the operation of the business of Buyer or any of its Subsidiaries, and (B) notwithstanding anything to the contrary in this Section 6.18(a), Buyer shall only be obligated to cause any Person to cooperate with Seller in such matters if and for so long as Buyer is capable of directing the actions of such Person. Seller shall bear any and all reasonable out-of-pocket costs and expenses actually incurred by Buyer, its Subsidiaries or their respective employees or Representatives as a result of complying with this Section 6.18(a), except to the extent Seller (or the Seller Indemnified Parties) is entitled to indemnification therefor pursuant to Article 9.

(b) From and after the Closing, Seller shall provide and, as applicable, cause its Subsidiaries and its and their respective employees to provide, all such reasonable cooperation to Buyer, its Subsidiaries and their respective Representatives with respect to the Assumed Pending Litigation or any other third party claims or Proceedings relating to (i) the Business that relate to periods prior to the Closing or (ii) the Purchased Assets or Assumed Liabilities, which cooperation shall include furnishing or causing to be furnished by Seller and its Subsidiaries (and its and their respective employees) records, information, and deposition and trial testimony and preparation as reasonably requested by Buyer, its Subsidiaries or their respective Representatives in connection therewith; provided that (A) no such cooperation shall unreasonably interfere with the operation of the business of Seller or any of its Subsidiaries, and (B) notwithstanding anything to the contrary in this Section 6.18(b), Seller shall only be obligated to cause any Person to cooperate with Buyer in such matters if and for so long as Seller is capable of directing the actions of such Person. Buyer shall bear any and all reasonable out-of-pocket costs and expenses actually incurred by Seller, its Subsidiaries or their respective employees or Representatives as a result of complying with this Section 6.18(b), except to the extent Buyer (or the Buyer Indemnified Parties) is entitled to indemnification therefor pursuant to Article 9. Following the Closing, the Parties shall cooperate in good faith to transfer any Proceeding that is an Assumed Liability to a Purchased Entity.

(c) Seller and Buyer shall reasonably promptly notify each other of (i) the receipt of any written communication received from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or the Transaction Documents, (ii) any Proceeding commencing or, to such Party’s knowledge, being threatened against such Party or any of its Affiliates that relates to the consummation of the transactions contemplated by this Agreement or the Transaction Documents, and (iii) any inaccuracy or breach of any representation, warranty or covenant contained in this Agreement of which Seller or Buyer (as applicable) has knowledge that would result in the failure of any of the conditions set forth in Article 7. The delivery of any notice pursuant to this Section 6.18(c) shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit the remedies available to the party sending or receiving such notice.

Section 6.19 Use of Seller Names and Marks. Except as expressly provided in the IPMA or the Transition Services Agreement, Seller reserves for itself and its Subsidiaries all rights in any Trademarks of Seller trademarks that are not included in the Transferred Intellectual Property Rights (“Seller Marks”), and no other rights therein are granted to Buyer or any of its Affiliates, whether by implication, estoppel or otherwise; provided that, to the extent any such Seller Marks are included or incorporated in any written, electronic or other materials included in the Purchased Assets, Buyer and its Affiliates may use such materials solely in the ordinary course of business consistent with past practice until 12 months from the Closing Date. Notwithstanding anything to the contrary in this Agreement or any of the Transaction Documents, to the extent any Seller Marks are included in the legal names of any Purchased Entity, Buyer and its Affiliates shall have up to 180 days after the Closing Date to remove such Seller Marks from the legal names of any such Purchased Entity. Any use by Buyer or any of its Subsidiaries under this Section 6.19 of any materials and assets that bear the Seller Marks is subject to the use of such materials and assets in the form and manner, and with standards of quality, as in effect for such materials, assets and Seller Marks as of the Closing Date. None of Buyer or any of its Subsidiaries shall use the Seller Marks in a manner that would reasonably be expected to reflect negatively on the Seller Marks or on Seller or its Subsidiaries. Notwithstanding anything to the contrary, Buyer and the Purchased Entities shall not be deemed to have violated this Section 6.19, even after the 12 month period provided above by reason of: (i) their use of equipment and other similar non-public-facing articles used in the Business, notwithstanding that they may bear one or more of the Seller Marks; (ii) the appearance of the Seller Marks on any manuals, work sheets, operating procedures, other written or electronic data, materials or assets (including computer source code) that are used solely for internal purposes only in connection with the Business; or (iii) the appearance of the Seller Marks in or on any third party’s publications, marketing materials, brochures, equipment or products that were distributed in the ordinary course of business or pursuant to a Contract prior to the Closing Date, and that generally are in the public domain, or any other similar uses by any such third party over which Buyer has no control. Subject to a ten (10) Business Day cure period following written notice to Buyer by Seller, Seller may terminate the foregoing license, effective immediately, if Buyer or any of its Subsidiaries fails to comply with the foregoing terms and conditions in relation to the use of the Seller Marks and does not cure such failure during such cure period. Following the Closing, each Party shall, and shall cause its Affiliates to, not hold itself out as having any affiliation with the other party or any of its Affiliates (except with reference to the transactions contemplated by this Agreement). Notwithstanding the foregoing, Buyer and its Affiliates have the right to use the Seller Marks at all times after the Closing as permitted or required by Law (including any use not constituting trademark infringement) or “fair use” principles including to refer to the transactions contemplated by this Agreement and the factual and historic relationship of the Business to Seller.

Section 6.20 Financial Statements. Unless this Agreement has been terminated in accordance with its terms, from after the Agreement Date and prior to the Closing, Seller shall use its reasonable best efforts to prepare and deliver to Buyer on a quarterly basis (with email delivery being sufficient) copies of the management reported income statement and balance sheet for the OWN Business, management reported income statement for the DAS Business and select balance sheet accounts for the DAS Business (accounts receivable, inventory, warranty and deferred revenue), in the case of each balance sheet, inclusive of those certain perimeter adjustments as specified in the Illustrative Closing Net Working Capital Schedule attached to the Purchase Agreement as Annex A to Appendix E, each as of the last day of such fiscal quarter of Seller and to be delivered to Buyer within 45 days of the end of each such fiscal quarter (collectively, the “Business Financial Statements”).

Section 6.21 Resignations. Seller shall use its reasonable best efforts to deliver all resignations of the directors, managers, and officers of the Purchased Entities (effective as of the Closing Date).

Section 6.22 Exclusivity. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Seller shall not, and shall cause its controlled Affiliates (including the Other Sellers) and other Representatives not to, directly or indirectly, (a) pursue, solicit, initiate, participate in, facilitate, encourage or otherwise enter into any discussions, negotiations, agreements or other arrangements regarding or which would reasonably be expected to lead to, a possible sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of all or any part of the equity interests or a material portion of the assets of the Purchased Entities or a material portion of the Purchased Assets with any other Person other than Buyer or its Affiliates (an “Acquisition Proposal”), in each case, other than the transactions contemplated by this Agreement or the Transaction Documents, or (b) provide any nonpublic information to any Person, other than Buyer and its Affiliates, Representatives, agents and lenders, other than information which is provided in the ordinary course of business (and, for the avoidance of doubt, unrelated to any potential Acquisition Proposal) to third parties. Seller shall, and shall cause its controlled Affiliates and other Representatives to, immediately cease and cause to be terminated any and all contacts, discussions and negotiations with any Person other than Buyer and its Affiliates and Representatives regarding any Acquisition Proposal conducted prior to the date of this Agreement. Without the prior written consent of Buyer, Seller shall not, and shall cause the Other Sellers and Purchased Entities not to, release any Person from, or waive any provision of, any standstill agreement or confidentiality agreement to which Seller, any Other Seller or any Purchased Entity is a party. For the avoidance of doubt, nothing in this Section 6.22 is intended to restrict or limit Seller or any of its Affiliates (other than the Purchased Entities) from entering into, engaging in or consummating any transaction not involving the Purchased Entities or the Business.

Section 6.23 Transition Services Agreement and IPMA. The parties agree that, on the Closing Date, Buyer and Seller will enter into the IPMA, in the form attached hereto as Exhibit A, and the Transition Services Agreement, in the form attached hereto as Exhibit B.

Section 6.24 Information Technology Arrangements. Between the Agreement Date and the Closing Date, the Parties shall cooperate to develop a plan to facilitate the post-Closing transition of the Business’s information technology infrastructure from Seller to Buyer (the “IT Plan”). Buyer may elect to engage either Seller or any third party in executing all or a portion of the IT Plan. In the event Buyer elects to engage (a) a third party to execute all or any portion of the IT Plan, Seller shall use reasonable best efforts in good faith to support Buyer and such third party in the execution of the IT Plan; and/or (b) Seller to execute all or any portion of the IT Plan, and in each case Buyer shall receive an estimate of the applicable services Seller has been engaged for, including Seller’s hourly rate and estimated hours to complete such services in advance of commencing activity.

Section 6.25 UK DB Plan. In relation to the UK DB Plan:

(a) Seller shall use reasonable best efforts to procure that, at or before Closing, pursuant to the FAA, any UK Pension Entity will cease to be an employer and/or former employer of the UK DB Plan and will be fully discharged and released from all obligations and/or Liabilities in respect of the UK DB Plan, including: (i) under any SoC; (ii) for the purposes of section 75 or Section 75A of the Pensions Act 1995; and/or (iii) under the governing definitive trust deed and rules of the UK DB Plan (as amended from time to time) or otherwise; provided that any such steps (including pursuant to the terms of the FAA or otherwise) shall be taken without any financial cost or charge to, or any Liabilities otherwise being triggered or treated as due or payable by, any Purchased Entity after the Closing or Buyer or its Affiliates (and for the avoidance of doubt and notwithstanding any other provision of this Agreement, any such costs, charges and Liabilities shall be deemed to be Excluded Liabilities in accordance with Appendix D).

(b) After the Agreement Date, Seller shall: (i) keep Buyer apprised of any material discussions, negotiations and/or developments with any Trustee (or its Representatives) in relation to the FAA; (ii) share with Buyer a draft of the FAA which Seller reasonably anticipates will be agreed with any Trustee; and (iii) give Buyer a reasonable opportunity to provide any material comments to Seller about such draft (with both Seller and Buyer acting promptly, reasonably and in good faith in respect of making and/or considering such comments (as applicable)). Promptly upon the FAA being validly executed by all parties, if executed prior to Closing in accordance with this Agreement, Seller shall notify Buyer and provide Buyer with a copy of such executed FAA.

(c) If the UK DB Plan Transfer is consummated at, or prior to, Closing, then notwithstanding anything in this Agreement to the contrary: (A) the UK DB Plan shall not be, and shall be deemed not to be, an Assumed Benefit Plan, (B) all assets held in or by the UK DB Plan shall be deemed to be Excluded Assets under Appendix C and (C) any Liabilities arising in relation to the UK DB Plan shall be deemed to be Excluded Liabilities under Appendix D.

(d) If the UK DB Plan Transfer does not occur prior to Closing, then at and following Closing, notwithstanding anything in this Agreement to the contrary: (A) the UK DB Plan shall be, and shall be deemed to be, an Assumed Benefit Plan; (B) Buyer and Seller shall reasonably cooperate in good faith to seek to implement the Buy-Out on commercially reasonable terms; (C) Buyer shall use reasonable best efforts to keep Seller apprised of the status of any material matters relating to the UK DB Plan; (D) any Liabilities arising in relation to the UK DB Plan shall be deemed to be Excluded Liabilities under Appendix D, except that Buyer shall not take any action (or series of related actions) related to the UK DB Plan that increases or would reasonably be expected to increase the Liabilities indemnifiable by Seller pursuant to Section 9.1(a)(iii) without the prior written consent of Seller in good faith and not to be unreasonably withheld, conditioned or delayed; and (E) any failure by Seller to effect the UK DB Plan Transfer will not, in and of itself, be taken into account for purposes of determining whether the condition set forth in Section 7.3(b) has been satisfied.

ARTICLE 7

CONDITIONS TO CLOSING

Section 7.1 Conditions Precedent to Obligations of Buyer and Seller. The respective obligations of the Parties to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or written waiver by such Party, but only as against such Party (and not the other Party)) on or prior to the Closing Date of each of the following conditions:

(a) No Orders, Laws or Proceedings. No Order shall be in effect that makes illegal or prohibits, enjoins, restrains or otherwise prevents the consummation of the transactions contemplated by this Agreement. No Law shall be enacted following the Agreement Date that is in effect in the United States or any jurisdiction listed on Schedule 7.1(b) of the Disclosure Letter that makes illegal, prohibits or otherwise prevents the consummation of the transactions contemplated by this Agreement. No Proceeding brought or initiated by a Governmental Authority in the United States or any jurisdiction listed on Schedule 7.1(b) of the Disclosure Letter shall be pending that seeks to restrain, prohibit, enjoin, invalidate or otherwise prohibit (whether temporarily, preliminarily or permanently), or that would reasonably be expected to cause the rescission of, challenge the legality or validity of, or result in monetary damages in excess of $10,000,000 in connection with, the consummation of the transactions contemplated by this Agreement.

(b) Regulatory Authorizations. All waiting periods (and any extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act, and any commitment to, or agreement with, any Governmental Authority in the United States or any jurisdiction listed on Schedule 7.1(b) of the Disclosure Letter to delay the consummation of, or not to consummate before a certain date, the transactions contemplated by this Agreement, shall have expired or been terminated. All consents, clearances, waiting period expirations or terminations, authorizations or approvals under the Antitrust Laws and foreign direct investment Laws set forth on Schedule 7.1(b) of the Disclosure Letter shall have been obtained or deemed obtained and shall remain in full force and effect.

Section 7.2 Conditions Precedent to Obligation of Seller and the Other Sellers. The obligation of Seller and the Other Sellers to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or written waiver by Seller) on or prior to the Closing Date of each of the following conditions (in addition to those set forth in Section 7.1):

(a) Accuracy of Representations and Warranties of Buyer. The representations and warranties of Buyer contained in this Agreement (other than the Fundamental Representations of Buyer) shall be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures to be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” set forth therein) that would not have a Buyer Material Adverse Effect. The Fundamental Representations of Buyer shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Covenants of Buyer. Buyer shall have complied in all material respects with all covenants and agreements contained in this Agreement and the other Transaction Documents to be performed by it prior to the Closing.

(c) Other Transaction Documents. Buyer shall have duly executed and delivered, or caused each of the relevant Other Buyers to duly execute and deliver, the Transaction Documents to the extent a party thereto.

(d) Closing Certificate of Buyer. Seller shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Buyer stating that the conditions to Seller’s obligations in Section 7.2(a) and Section 7.2(b) have been met.

Section 7.3 Conditions Precedent to Obligation of Buyer. The obligation of Buyer to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Buyer) on or prior to the Closing Date of each of the following conditions (in addition to those set forth in Section 7.1):

(a) Accuracy of Representations and Warranties of Seller. The representations and warranties of Seller contained in this Agreement (other than the Fundamental Representations of Seller) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on and as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) that would not have a Material Adverse Effect. The Fundamental Representations of Seller (other than the Fundamental Representations set forth in (i) the first sentence of Section 4.1 (Corporate Existence), (ii) Section 4.2 (Corporate Authority), (iii) the first sentence of Section 4.4(a) (Purchased Entity Corporate Existence), (iv) Section 4.4(b) and Section 4.4(c) (Purchased Entity Capitalization) and (v) Section 4.6(c) (Litigation)) shall be true and correct on and as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) in all material respects. The Fundamental Representations of Seller set forth in Section 4.4(b) and Section 4.4(c) (Purchased Entity Capitalization) shall be true and correct on and as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in all but de minimis respects. The Fundamental Representations of Seller set forth in (A) the first sentence of Section 4.1 (Corporate Existence), (B) Section 4.2 (Corporate Authority), (C) the first sentence of Section 4.4(a) (Purchased Entity Corporate Existence) and (D) Section 4.6(c) (Litigation) shall be true and correct in all respects on and as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Covenants of Seller. Seller shall have complied in all material respects with all covenants and agreements contained in this Agreement and the other Transaction Documents to be performed by it prior to the Closing.

(c) Other Transaction Documents. Seller shall have duly executed and delivered, or caused each of the relevant Other Sellers to duly execute and deliver, the Transaction Documents to the extent a party thereto.

(d) Seller Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect.

(e) Seller Tax Forms. Seller and each Other Seller shall have provided to Buyer a properly completed and duly executed IRS Form W-9 or applicable IRS Form W-8.

(f) Closing Restructuring. All Restructuring Activities shall have been completed in accordance with the Step Plan and the terms of this Agreement in all material respects (except with respect to actions (x) expressly contemplated in the Step Plan to be completed at or after the Closing or (y) that are expressly contemplated by this Agreement as actions that may be completed following the Closing, including as set forth in Section 2.6).

(g) Closing Certificate of Seller. Buyer shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Seller stating that the conditions to Buyer’s obligations in Section 7.3(a), Section 7.3(b), Section 7.3(d) and Section 7.3(f) have been met.

(h) Check the Box Election. Unless an Alternative Election has been or will be made with respect to Outdoor Wireless Networks LLC in accordance with Section 6.8(d)(vi), Seller shall have delivered to Buyer evidence of filing an IRS Form 8832 with respect to Outdoor Wireless Networks LLC and electing for Outdoor Wireless Networks LLC to be treated as a disregarded entity for U.S. federal income tax purposes effective no later than the day immediately prior to the Closing Date.

(i) Solvency Opinion. Seller shall have delivered to Buyer the Bring-down Solvency Opinion.

Section 7.4 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement.

ARTICLE 8

CLOSING

Section 8.1 Closing Date. Unless this Agreement shall have been terminated pursuant to Article 10, the closing of the Purchase Transaction and the other transactions hereunder (the “Closing”) shall take place remotely by conference call and electronic exchange of documents and signatures (or their electronic counterparts) at such time to be agreed by the Parties, and in such other places and at such times as are necessary to effect the transactions to be consummated at the Closing, on the second Business Day following the day on which each of the conditions set forth in Article 7 hereof are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or such other date as mutually agreed to by the Parties (such date that the Closing occurs being herein referred to as the “Closing Date”). The effective time of the Closing for Tax, operational and all other matters shall be deemed to be 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”).

Section 8.2 Buyer Obligations. At the Closing, (a) Buyer shall deliver the Estimated Purchase Price to Seller as provided in Section 3.2(b), (b) Buyer shall, or shall cause such of its Other Buyers to, execute and deliver to Seller the documents described in Section 7.2(c) and (c) Buyer shall deliver the officer’s certificate contemplated by Section 7.2(d).

Section 8.3 Seller Obligations. At the Closing, (a) Seller shall execute and deliver to Buyer, and Seller shall cause such of its Other Sellers to, execute and deliver to Buyer the documents described in Section 7.3(c), (b) Seller shall deliver the officer’s certificate contemplated by Section 7.3(g), (c) Seller shall deliver the resignation letters from all directors and officers of the Purchased Entities, (d) Seller shall deliver evidence of the filings contemplated by Section 7.3(h) and (e) if the UK DB Plan Transfer will not occur, the Seller shall deliver the UK DB Plan Amount to the UK DB Plan.

ARTICLE 9

INDEMNIFICATION

Section 9.1 Indemnification.

(a) Subject to Section 6.8 relating to Taxes, following the Closing and subject to the terms and conditions of this Article 9, Seller shall indemnify, defend and hold harmless Buyer, its Subsidiaries (including, from and after the Closing, the Purchased Entities), and their respective officers, directors, employees, equityholders, assigns and successors (each, a “Buyer Indemnified Party” or collectively, the “Buyer Indemnified Parties”) from and against all Losses incurred, sustained, suffered or paid by such Buyer Indemnified Party arising out of or as a result of (i) any breach of any covenant or agreement of Seller in this Agreement, (ii) any breach of any Fundamental Representation or (iii) any Excluded Liabilities (such Losses, individually and collectively, the “Buyer Losses”). A Buyer Indemnified Party shall not be entitled to recover more than once for the same Buyer Loss.

(b) Subject to Section 6.8 relating to Taxes, following the Closing and subject to the terms and conditions provided in this Article 9, Buyer shall indemnify, defend and hold harmless Seller and its Subsidiaries and their respective officers, directors, employees, equityholders, assigns and successors (each, a “Seller Indemnified Party” or collectively, the “Seller Indemnified Parties”) from and against all Losses incurred, sustained, suffered or paid by such Seller Indemnified Party arising out of or as a result of (i) any breach of any covenant or agreement of Buyer or a Purchased Entity in this Agreement that contemplates performance at or after the Closing, (ii) any Business Guarantee that remains outstanding after the Closing (to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities), or (iii) any Assumed Liabilities (such Losses, individually and collectively, the “Seller Losses”). A Seller Indemnified Party shall not be entitled to recover more than once for the same Seller Loss.

Section 9.2 Certain Limitations.

(a) Notwithstanding anything in this Agreement or any Transaction Documents to the contrary: (i) the representations and warranties made in this Agreement and/or any Transaction Documents (other than the Fundamental Representations) shall terminate effective as of the earlier of the Closing Date or the termination of this Agreement, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates or Representatives in respect thereof; provided, that this clause (i) shall not be deemed to limit claims for Fraud against the Person committing such Fraud; (ii) the Fundamental Representations shall terminate 36 months following the Closing Date; and (iii) the covenants and agreements of the Parties contained in this Agreement and/or any Transaction Documents, (A) to the extent they contemplate performance at or prior to the Closing, shall terminate 30 days following the Closing Date, and, after such date, there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect of any non-performance of any such covenant or agreement; and (B) to the extent they contemplate performance following the Closing, shall survive the Closing until 30 days following the date explicitly specified therein or, if not so specified, indefinitely; provided that, notwithstanding anything to the contrary herein, the obligations of Buyer with respect to Assumed Liabilities, and the obligations of Seller and its Subsidiaries with respect to Excluded Liabilities (other than the indemnification obligations with respect to Indemnified Tax Liabilities pursuant to Section 6.8(a)(i)), shall survive the Closing for an indefinite period; provided, further, that, notwithstanding anything to the contrary herein, the indemnification obligations with respect to Indemnified Tax Liabilities pursuant to Section 6.8(a)(i) shall survive the Closing Date until the date that is 60 days following the expiration of the applicable statute of limitations. The Parties acknowledge and agree that with respect to any claim that any Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 9.2(a) shall govern when any such claim may be brought and shall replace and supersede any statute of limitations that may otherwise be applicable.

(b) Each Party, for itself and on behalf of its Subsidiaries and Affiliates, hereby acknowledges and agrees that, effective as of the Closing, to the fullest extent permitted under applicable Law, including by contractually shortening the applicable statute of limitations, any and all rights, claims and causes of action it may have against any other Party, their Subsidiaries and Affiliates and their respective officers, directors, employees, partners, equityholders, members, managers, agents, attorneys, other Representatives, successors and permitted assigns, whether arising under, or based upon, any Law for all actions, omissions and events occurring up to and through the Closing (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived and released except for (i) claims for Fraud, (ii) the Buyer Losses expressly provided for in Section 9.1(a), (iii) the Seller Losses expressly provided for in Section 9.1(b), and (iv) the post-Closing obligations of a signatory to a Transaction Document to be performed following the Closing thereunder (together, the “Retained Claims”).

(c) The Indemnified Parties shall exercise all commercially reasonable efforts to mitigate the amount of any Buyer Losses or Seller Losses, as applicable, after becoming aware of any event or matter which would reasonably be expected to result in Losses. The failure to mitigate if required hereby shall not result in the loss of any indemnification rights, but the amount of otherwise indemnifiable Losses resulting from such matter will be reduced by the amount thereof that would have been prevented had such mitigation occurred.

(d) Without limiting the foregoing, Buyer Losses and Seller Losses, as applicable, shall be calculated net of any amounts actually recovered under third party insurance policies (including, if applicable, the R&W Insurance Policy) and contractual indemnification or contribution provisions with third parties (in each case, calculated net of reasonable expenses (including any Taxes)) incurred in procuring or receiving such recovery and, with respect to recoveries from insurance (other than the R&W Insurance Policy), any increase in premiums or retroactive premium adjustments or chargebacks paid by or on behalf of such Indemnified Party as a result of the insurance claim related to such Loss, and taking into account the available coverage under the relevant insurance policy, it being understood that such coverage shall first be available to satisfy other claims pending under such policy at the time claim related to such Loss is made); provided, that in the event that any Indemnified Party first recovers from the Indemnifying Party for any particular Losses and thereafter recovers for the same Losses pursuant to any third party insurance policies and/or contractual indemnification or contribution provisions (including the R&W Insurance Policy), then the amount recovered pursuant to such insurance policies and/or contractual indemnification or contribution provisions (in each case, calculated net of reasonable expenses (including any Taxes)), up to the amount first recovered from the Indemnifying Party, shall be paid to the Indemnifying Party by such Indemnified Party. The Indemnified Parties shall use reasonable best efforts to promptly obtain recovery of any Losses under any available third party insurance policies (including the R&W Insurance Policy) that may extend to such Losses or pursuant to a claim against any third party for indemnification or contribution under any applicable Contract, except to the extent that such efforts or recovery under such applicable Contract (excluding the R&W Insurance Policy and other third-party insurance policies) would reasonably be expected to be materially detrimental to its business, reputation or future business prospects.

(e) Further, other than pursuant to Section 6.7 or Section 6.9 or with respect to the R&W Insurance Policy, nothing in this Agreement shall (i) require any Indemnified Party to continue or maintain in effect any insurance policies, or (ii) prevent or materially delay any Person from obtaining any indemnification hereunder prior to recovery of any amounts from any insurance policies or using any efforts to obtain any such recovery.

(f) Notwithstanding anything contained herein to the contrary, in no event will (i) any Buyer Indemnified Party have any right to indemnification (and Buyer Losses shall not be deemed to have been incurred) with respect to any matter to the extent that such matter is accrued or reflected or otherwise taken into account in the calculation of the Final Closing Net Working Capital, Final Business Indebtedness or to the extent the Final Purchase Price has otherwise been adjusted for such matter pursuant to the terms of this Agreement, (ii) Seller be liable for an amount of Buyer Losses indemnifiable pursuant to Section 9.1(a) in excess of the Final Purchase Price, other than for Fraud, which shall be uncapped and (iii) Buyer be liable for an amount of Seller Losses pursuant to Section 9.1(b) in excess of the Final Purchase Price actually paid to Seller, other than for Fraud, which shall be uncapped.

Section 9.3 Indemnification Procedures, Third Party Claims.

(a) General Claim Procedure. In the event any Indemnified Party should have a claim against any Indemnifying Party for indemnification of Losses hereunder, the Notifying Party shall deliver a notice of such claim to the Indemnifying Party within 30 days of becoming aware of the facts underlying such claim, stating in reasonable detail the nature and basis of such claim (including, to the extent such claim relates to a Third Party Claim, reasonable details of each claim made by the relevant third party in connection with such Third Party Claim and copies of the relevant material documents received by the Indemnified Party evidencing such Third Party Claim), the amount of the claim (if known and quantifiable, otherwise a good faith estimate thereof), the basis for the indemnification sought, and all material documents reflecting or evidencing the basis for such claim (in each case, to the extent then known and in the control of the Notifying Party); provided that failure to timely provide notice or such other information required by this Section 9.3(a) will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party or Notifying Party for indemnification of Losses hereunder, except to the extent that the defense of such action is actually and materially prejudiced thereby. If the Indemnifying Party notifies the Notifying Party that it does not dispute the claim described in such notice, or fails to notify the Notifying Party within 30 days after delivery of such notice by the Notifying Party whether the Indemnifying Party disputes the claim described in such notice, then such claim (including the Loss specified in the Notifying Party’s notice) shall be conclusively deemed a liability of the Indemnifying Party. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Notifying Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved subject to Section 11.9.

(b) Third Party Claims.

(i) (A) Within 30 days after the receipt by any Indemnified Party of a notice of any claim or Proceeding by any third party that is reasonably likely to be subject to indemnification under this Article 9 (a “Third Party Claim”), including any claim or Proceeding relating to any Excluded Liability or any Assumed Liability, the Notifying Party shall give written notice of such Third Party Claim to the Indemnifying Party in accordance with Section 9.3(a) above (the “Third Party Claim Notice”), and (B) thereafter, the Notifying Party shall deliver to the Indemnifying Party, promptly after any Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party, or filed or published, relating to the Third Party Claim; provided that with respect to each of clauses (A) and (B), failure to timely provide notice or such other information required by this sentence will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party or Notifying Party for indemnification of Losses hereunder, except to the extent that the defense of such action is actually and materially prejudiced thereby. The Parties agree that any Assumed Pending Litigation that constitute(s) Third Party Claims subject to the provisions of this Section 9.3(b) do not require a Third Party Claim Notice to be given.

(ii) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof. In addition, the Indemnifying Party may elect (by written notice to the Indemnified Party within 30 days after the Indemnifying Party receives notice of such claim, or at any time thereafter if a diligent and good faith defense of such claim is not being, or ceases to be, conducted by the Indemnified Party and such conduct is not remedied within 15 days after notice in writing to the Indemnified Party by the Indemnifying Party) to assume and control the defense thereof with counsel selected by the Indemnifying Party reasonably acceptable to the Indemnified Party. If the Indemnifying Party so elects to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof for so long as the Indemnifying Party continues to direct such defense. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ, at its own expense, counsel not reasonably objected to by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense and shall be empowered to make any settlement with respect to such Third Party Claim, subject to the terms of this Section 9.3(b). If and solely to the extent that the underlying Third Party Claim is determined to be indemnifiable hereunder, the Indemnifying Party shall be liable to indemnify the Indemnified Party for any reasonable fees and expenses of counsel employed by the Indemnified Party in defense of such Third Party Claim for any period during which the Indemnifying Party has not assumed the defense thereof.

(iii) Notwithstanding the foregoing, the Indemnifying Party shall only be entitled to assume the defense of any Third Party Claim for so long as (A) the Indemnifying Party conducts the defense in an active and diligent manner, (B) the Indemnified Party has not irrevocably waived any rights it may have to indemnification under this Article 9 with respect to such Third Party Claim, (C) the Third Party Claim is not in respect of any matter involving actual or potential criminal liability, (D) the matter that is the subject of the Third Party Claim does not seek as a cause of action the imposition of an equitable or injunctive remedy that would materially restrict the operation or activities of the Indemnified Party, (E) a claim is involved which, if adversely determined, would be reasonably expected to establish a precedent, custom or practice materially adverse to the continuing business interests or prospects of the Indemnified Party, (F) a claim by any Governmental Authority is involved, (G) such Third Party Claim does not involve a claim made by a customer, supplier or vendor or other business relationship that is material to the Business, taken as a whole, (H) the amount at issue in such Third Party Claim does not exceed the Indemnifying Party’s indemnification obligations pursuant to Section 9.1 and Section 9.2 and (I) the Indemnified Party has not been advised by outside counsel that there would be an actual conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such matter.

(iv) The Parties shall cooperate reasonably, and shall cause their Subsidiaries to cooperate reasonably, in the defense or prosecution (or settlement) of any Third Party Claim against any of them. Such cooperation shall include the retention and (upon the reasonable request of an Indemnifying Party or other Party involved in such claim) the provision of documents, records and information that are reasonably relevant to such Third Party Claim upon reasonable request therefor (subject to the receiving Party’s agreement to appropriate provisions for maintaining confidentiality and privilege in a manner consistent with Section 6.2 and Section 6.13), and making employees available on any basis reasonably requested by such Party to provide additional information and explanation of any material provided hereunder or otherwise relating to the Third Party Claim.

(v) Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed). If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party may compromise or settle the same; provided, however, that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement and in no event shall the Indemnifying Party compromise or settle any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such compromise or settlement (A) provides for no relief other than the payment of monetary damages borne solely by the Indemnifying Party, (B) does not include any admission of wrongdoing or violation of Law on the part of the Indemnified Party or its Subsidiaries, and (C)

includes as an unconditional term thereof the giving by the third party claimant to the Indemnified Party of an unconditional release from all liability or obligation in respect thereof. For the avoidance of doubt, the Indemnifying Party shall have no obligation or right to obtain any settlement, compromise, discharge or release with respect to any portion of a Third Party Claim that is not indemnifiable by the Indemnifying Party hereunder.

(vi) Notwithstanding anything to the contrary herein, the provisions of this Section 9.3 shall not apply to any claim with respect to Taxes, which shall be governed solely by Section 6.8.

Section 9.4 Treatment of Indemnification Payments. Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price, unless otherwise required by applicable Law.

Section 9.5 Remedies Exclusive. Except with respect to (i) the matters covered by Section 2.6, Section 3.5 and Section 6.6, (ii) claims arising from Fraud, (iii) claims seeking specific performance or other equitable relief with respect to covenants to be performed after the Closing and (iv) claims under any of the Transaction Documents (other than this Agreement and the Disclosure Letter, any exhibit, schedule or annex of this Agreement, the Closing Transfer Documents or any certificate delivered pursuant to this Agreement), the Parties acknowledge and agree that the remedies provided for in this Article 9 and in Section 6.8 with respect to Taxes shall be the Parties’ sole and exclusive remedy, from and after the Closing, with respect to the subject matter of this Agreement.

Section 9.6 Exercise of Remedies by Persons Other than the Parties. No Buyer Indemnified Party (other than Buyer or any successor or assignee of Buyer) is entitled to assert any indemnification claim or exercise any other remedy under this Agreement unless Buyer (or any successor or assignee of Buyer) consents to the assertion of the indemnification claim or the exercise of the other remedy. No Seller Indemnified Party (other than Seller or any successor or assignee of Seller) is entitled to assert any indemnification claim or exercise any other remedy under this Agreement unless Seller (or any successor or assignee of Seller) consents to the assertion of the indemnification claim or the exercise of the other remedy, other than in its capacity as a Business Indemnitee pursuant to Section 6.9.

Section 9.7 General Limitations.

(a) For the avoidance of doubt, no Indemnified Party shall have any right to indemnification under this Article 9 for any Loss to the extent that such Indemnified Party previously obtained indemnification under this Article 9 for such Loss, and in no event shall any Party be indemnified under different provisions of this Agreement for Losses that have already been paid or otherwise taken into account under this Agreement.

(b) All Losses under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.

ARTICLE 10

TERMINATION

Section 10.1 Termination Events. This Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a) by mutual written consent of the Parties;

(b) after July 18, 2025(the “Outside Date”) by either Party by notice to the other Party if the Closing shall not have been occurred on or prior to the Outside Date; provided that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose breach of any of its obligations under this Agreement has been the primary cause of the failure of the Closing to occur on or before such date; provided, further, that if, on the Outside Date, any of the conditions to the Closing set forth in Section 7.1(a) (solely to the extent any such Order, Law or Proceeding relates to or is in respect of any Antitrust Law or foreign direct investment Law) or Section 7.1(b) shall not have been satisfied but all other conditions to the Closing set forth in Article 7 have been satisfied (other than those conditions that by their terms cannot be satisfied prior to the Closing, but which conditions would be satisfied if the Closing occurred on such date), then the Outside Date may be extended to October 18, 2025 upon the written request of either Party; provided, however, that if either Party initiates a Proceeding in accordance with Section 11.7 seeking specific performance to consummate the transactions contemplated hereby (including to effect the Closing in accordance with Section 8.1), then the Outside Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending, plus 20 Business Days or (ii) such other time period established by the court presiding over such Proceeding;

(c) by either Party by notice to the other Party if a Governmental Authority of competent jurisdiction shall have, after the Agreement Date, issued, entered, enacted or promulgated an Order or other Law, or taken any other action, in each case, that, as applicable, has become final and nonappealable, and has the effect of permanently restraining, enjoining or otherwise prohibiting, preventing or making illegal the consummation of the transactions contemplated by this Agreement; provided that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any Party whose breach of any of its obligations under this Agreement has been the primary cause of the issuance, entry, enactment, promulgation, or occurrence of such Order, Law or action;

(d) by Seller by notice to Buyer if there has been a breach of any representation or warranty set forth in Article 5, or a breach of any covenant or agreement on the part of Buyer set forth in this Agreement, which breach (i) would cause the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied and (ii) shall not have been cured within 20 Business Days (or by the Outside Date, if earlier) following receipt by Buyer of written notice of such breach or failure to perform from Seller; provided that the right to terminate this Agreement pursuant to this Section 10.1(d) will not be available to Seller if Seller is then in breach of any representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 7.3(a) or Section 7.3(b) is not satisfied at such time; or

(e) by Buyer by notice to Seller if there has been a breach of any representation or warranty set forth in Article 4, or a breach of any covenant or agreement on the part of Seller set forth in this Agreement, which breach (i) would cause the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied and (ii) shall not have been cured within 20 Business Days (or by the Outside Date, if earlier) following receipt by Seller of written notice of such breach or failure to perform from Buyer; provided that the right to terminate this Agreement pursuant to this Section 10.1(e) will not be available to Buyer if Buyer is then in breach of any representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 7.2(a) or Section 7.2(b) is not satisfied at such time.

Section 10.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become wholly void and of no further force and effect, all further obligations of the Parties shall terminate and there shall be no Liability on the part of any Party (or any equityholder, Affiliate, director, officer, employee, agent, consultant or Representative of such Party) to any other Party (or its equityholders, Affiliates, directors, officers, employees, agents, consultants or Representatives), except that the provisions of Section 6.2(b), this Section 10.2, Section 10.3 and Article 11 of this Agreement shall remain in full force and effect and the Parties shall remain bound by and continue to be subject to the provisions thereof. Notwithstanding the foregoing, the provisions of this Section 10.2 shall not relieve any Party of any Liability (i) for any Willful Breach of this Agreement or Fraud occurring prior to the termination of this Agreement, or (ii) pursuant to the sections specified in this Section 10.2 to survive such termination. For purposes of this Agreement, “Willful Breach” means the breach of a covenant by a deliberate action or deliberate omission taken (or deliberately failed to be taken) intentionally with the knowledge that such action or omission constitutes a material breach of such covenant, and which such knowledge, (A) in the case of Seller, shall require the actual knowledge of one or more of the persons listed on Schedule 1.1(a)(vi)(A) of the Disclosure Letter, or (B) in the case of Buyer, shall require the actual knowledge of one or more of the persons listed on Schedule 1.1(a)(vi)(B) of the Disclosure Letter.

Section 10.3 Expenses. Except as otherwise expressly provided herein, whether or not the Closing occurs, Seller and Buyer shall each pay their respective expenses (including legal, investment banker and accounting fees) incurred in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby. For the avoidance of doubt, Buyer shall pay all amounts provided for in Section 6.3(b) (with respect to filing fees) and Section 6.17. Buyer and Seller shall each pay fifty percent of the fees and expenses of Kroll incurred by Seller associated with the Solvency Opinion, the reliance letter thereto and the Bring-down Solvency Opinion and the reliance letter thereto.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been given (i) when delivered personally by hand (accompanied by email in accordance with clause (ii) of this Section 11.1), (ii) when sent by email (if no delivery failure is received by the sender) or (iii) one Business Day following the day sent by overnight courier (accompanied by email in accordance with clause (ii) of this Section 11.1), in each case at the following addresses:

(a) If to Seller:	CommScope Holding Company, Inc.
3642 E. US Highway 70
Claremont, North Carolina 28610
	Attention:	Kyle Lorentzen, EVP & CFO
	Email:	Kyle.Lorentzen@commscope.com

with copies (which	Alston & Bird LLP
shall not constitute	Vantage South End
notice) to:	1120 South Tryon Street, Suite 300
Charlotte, North Carolina 28203-6818
	Attention:	C. Mark Kelly
T. Scott Kummer
	Email:	mark.kelly@alston.com
scott.kummer@alston.com

(b) If to Buyer:	Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492
	Attention:	Lance E. D’Amico
David Cohen
	Email:	ldamico@amphenol.com
dcohen@amphenol.com

with copies (which	Latham & Watkins LLP
shall not constitute	1271 Avenue of the Americas
notice) to:	New York, NY 10020
	Attention:	Andrew Elken
Charles K. Ruck
	Email:	andrew.elken@lw.com
charles.ruck@lw.com

or to such other address as any such Party shall designate by written notice to the other Party as provided in this Section 11.1.

Section 11.2 Bulk Transfers. Buyer acknowledges that none of Seller, the Other Asset Sellers or their respective affiliates has taken, or intends to take, any action that may be required to comply with the provisions of any applicable Laws relating to bulk transfers or similar provisions in connection with the transfer of the Purchased Shares and the Purchased Assets. Buyer shall not withhold any portion of the Estimated Purchase Price or Final Purchase Price based on any such non-compliance.

Section 11.3 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement and the application of such provision to other Persons or circumstances other than those which it is determined to be illegal, void or unenforceable, shall not be impaired or otherwise affected and shall remain in full force and effect to the fullest extent permitted by applicable Law, and Seller and Buyer shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the Parties as expressed by such illegal, void or unenforceable provision.

Section 11.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax, .pdf email transmission or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 11.4. Once this Agreement is signed, any reproduction of this Agreement made by reliable means (for example, photocopy or facsimile) is considered an original, to the extent permissible under applicable Law.

Section 11.5 Assignment; Third Party Beneficiaries. This Agreement shall not be assigned by either Party without the prior written consent of the other Party, and any attempted assignment, without such consent, shall be null and void. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Seller or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement; provided that (a) the Indemnified Parties shall be express third party beneficiaries of and shall be entitled to rely upon and enforce Article 9 and this Section 11.5(a), and (b) the Business Indemnitees shall be express third party beneficiaries of and shall be entitled to rely upon and enforce Section 6.9 and this Section 11.5(b), and (c) Alston & Bird LLP, Baker & McKenzie LLP and DLA Piper Ireland LLP shall each be a third party beneficiary of and shall be entitled to rely upon and enforce Section 11.13 and this Section 11.5(c), and in each of the foregoing cases, none of such Sections may be amended, modified or waived in manner adverse to such applicable third party beneficiary thereof without the consent of such third party beneficiary.

Section 11.6 Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by both Parties. No waiver by either Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, or a failure or delay by any Party in exercising any power, right or privilege under this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, or in any documents delivered or to be delivered pursuant to this Agreement or in connection with the Closing hereunder. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. Notwithstanding anything to the contrary contained herein, the provisions referenced in Section 11.5 as being for the benefit of third party beneficiaries (and any other provision of this Agreement to the extent such amendment, supplement, waiver or other modification of such provision would modify the substance of such Section or the rights of the third party beneficiaries referenced therein) may not be amended, supplement, waived or otherwise modified in a manner adverse to such third party beneficiary without the prior written consent of such third party beneficiary.

Section 11.7 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with the terms hereof or were otherwise breached and that the Parties shall be entitled (without the requirement to post a bond or other security) to an injunction or injunctions to prevent breaches and threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at Law or in equity. The Parties agree that, notwithstanding anything to the contrary herein, Seller shall be entitled to obtain any injunction, specific performance or any other equitable relief requiring Buyer to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 8.1, on the terms and subject to the conditions in this Agreement. Each of the parties hereto agrees that it will not oppose, and irrevocably waives its right to object to, the granting of an injunction, specific performance or other equitable relief to enforce any provision of this Agreement not performed in accordance with the terms hereof or that were otherwise breached on the basis that the other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

Section 11.8 Governing Law. This Agreement and all claims and Proceedings arising out of this Agreement (and any actions of any Party hereto in the negotiation, administration, or performance hereof or the interpretation and enforcement of the provisions of this Agreement) shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware (whether arising in contract, tort, equity or otherwise), without regard to any conflicts or choice of law principles that would result in the application of any Law other than the Law of the State of Delaware.

Section 11.9 Consent to Jurisdiction. The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any Federal court of the United States of America located within the State of Delaware, with respect to any and all claims and Proceedings related to this Agreement (and any actions of any Party hereto in the negotiation, administration, performance or enforcement of this

Agreement) and the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Article 9 hereof), and, to the fullest extent permitted by Law, hereby waive, and agree not to assert, as a defense in any action, suit or other Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or other Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably and unconditionally agree that all claims with respect to such action, suit or other Proceeding shall be heard and determined in such a Delaware state court or, to the extent permitted by Law, Federal court. The Parties hereby consent to and grant any such court jurisdiction over the Person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or Proceeding in the manner provided for notices in Section 11.1 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or other Proceeding contemplated above, venue shall lie solely in the Court of Chancery of the State of Delaware or such Federal court located within the State of Delaware. The Parties further agree, to the extent permitted by Law, that final and non-appealable judgment against a party in any action, suit or Proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Each of the Parties agrees that it will not bring or support any action or Proceeding described in this Section 11.9 other than in the courts as described above.

Section 11.10 Entire Agreement. This Agreement and the other Transaction Documents, the Confidentiality Agreement, the Disclosure Letter and the Exhibits and Schedules hereto are intended to constitute a single integrated agreement (subject to Section 11.3 herein) and collectively set forth the entire agreement and understanding of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, representations or warranties relating to such subject matter. In the event of any inconsistency between the provisions of this Agreement and any Closing Transfer Document, the provisions of this Agreement shall prevail. The Confidentiality Agreement shall be automatically terminated and be of no further force and effect effectively immediately upon the earlier of (a) the Closing and (b) the termination of such Contract in accordance with its terms.

Section 11.11 No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the Parties. This Agreement does not authorize any Party (a) to bind or commit, or to act as an agent, employee or legal Representative of, another Party, except as may be specifically set forth in other provisions of this Agreement, or (b) to have the power to control the activities and operations of another Party. The Parties are independent contractors with respect to each other under this Agreement. Each Party agrees not to hold itself out as having any authority or relationship contrary to this Section 11.11.

Section 11.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF. EACH PARTY HERETO (A) CONSENTS TO TRIAL WITHOUT A JURY OF ANY SUCH PROCEEDINGS, (B) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (C) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.

Section 11.13 Retention of Counsel. Buyer, for itself and, following the Closing, the Purchased Entities, and for Buyer’s and, following the Closing, the Purchased Entities’ respective successors and assigns, irrevocably acknowledges and agrees that all communications between Seller and its Subsidiaries, on the one hand, and legal counsel, on the other hand, including Alston & Bird LLP, Baker & McKenzie LLP and DLA Piper Ireland LLP, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Proceeding arising under or in connection with, this Agreement that, immediately prior to the Closing, would be deemed to be privileged communications of Seller or any of its Subsidiaries (including the Purchased Entities) and their counsel, shall continue after the Closing to be privileged communications between Seller and such counsel, and neither Buyer nor any Person, acting or purporting to act on behalf of or through Buyer shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Purchased Entities and not to Seller. Buyer and the Purchased Entities agree that any attorney-client privilege, attorney work-product protection, and expectation of client confidence arising from or as a result of Alston & Bird LLP’s, Baker & McKenzie LLP’s and DLA Piper Ireland LLP’s representation of a Purchased Entity or Seller in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Proceeding arising under or in connection with, this Agreement that exists prior to the Closing, and all information and documents covered by such privilege or protection, shall belong to and be controlled by Seller and may be waived only by Seller, and not a Purchased Entity, and shall not pass to or be claimed or used by Buyer or any Purchased Entity, except with respect to the assertion of such privilege or protection against a third party.

Section 11.14 No Admission. Nothing herein shall be deemed an admission by Buyer, Seller or any of their respective Affiliates, in any Proceeding by or on behalf of a third party, that Buyer, Seller or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 11.15 No Recourse Against Non-Parties. (a) All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Transaction Documents, or the negotiation, execution, performance or non-performance of this Agreement or the Transaction Documents (including any representation, warranty, covenant or agreement made in or in connection with this Agreement or as an inducement to enter into this Agreement or the Transaction Documents, and any breach or inaccuracy thereof), may be made only against (and subject to the terms and conditions thereof) the entities that are expressly identified as parties hereto or, in the case of the other Transaction Documents, the parties thereto with respect to the specific obligations of such parties set forth therein and (b) no Person who is not an express named party to this Agreement or the Transaction Documents, including any past, present or future director, officer, employee, incorporator, member, manager, partner, direct or indirect equityholder, Affiliate, agent, attorney or Representative of any named party to this Agreement or the Transaction Documents (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any claims, causes of action, obligations or liabilities arising under, in connection with or related to this Agreement or the Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the Transaction Documents or its negotiation, execution performance or non-performance, and each party hereto waives and releases all such liabilities, claims, causes of action and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third-party beneficiaries of this provision of this Agreement.

Section 11.16 Rules of Construction.

(a) The Parties have been represented by counsel during the negotiation, preparation and execution of this Agreement and the other Transaction Documents and, therefore, with respect to this Agreement, any other Transaction Document, and each Exhibit, each Appendix and each Schedule attached hereto or thereto, if an ambiguity or question of interpretation in any Transaction Document should arise, such agreement or document shall be construed as if drafted jointly by the parties hereto or thereto, as applicable, and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in any Transaction Document.

(b) When a reference is made in this Agreement to Sections, Exhibits, Appendices or Schedules, such reference shall be to a Section of, or an Exhibit or Appendix to, this Agreement or Schedule to the Disclosure Letter unless otherwise indicated. The words “hereof,” “herein,” “hereto,” “hereby” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any exhibits, appendices and schedules to this Agreement (unless such exhibits, appendices and schedules are separate, executed agreements, in which case such agreement, when executed and delivered, shall constitute a document independent of this Agreement)) and not to any particular provision of this Agreement. The words “include,” “including” or “includes” when used herein shall be deemed, in each case, to be followed by the words “without limitation” or words having similar import. The word “or” shall be inclusive and not exclusive, unless used in conjunction with “either” or the like. The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a true, correct and complete copy of the information or material referred to has been physically or electronically provided to the Party to whom such information or material is to be provided, and in addition, in the case of “provided to,” “furnished to,” “delivered to,” or “made available” to Buyer, it means material that has been (i) posted in the “data room” established by or on behalf of Seller and hosted by Datasite under the name “Project Delta” or (ii) physically or electronically (via email or facsimile) provided to Buyer or its Representatives. The headings and table of contents in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Unless the context of this Agreement otherwise requires: (A) words of any gender include each other gender; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) references to “day” or “days” are to calendar days, unless Business Days are expressly specified; (D) any reference in this Agreement to “writing” or comparable expressions includes a reference to e-mail communications or comparable means of communication; (E) references to “non-U.S.” means any non-United States jurisdiction; and (F) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including,” respectively, and, when calculating the period of time before which, within which or following which any act is required to be done pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. The phrase “to the extent” means the degree to which a subject or other matter extends, and such phrase shall not simply mean “if.” References to any Law, statute and related regulation shall include any amendments of the same and any successor Laws, statutes and regulations. Each reference to any Contract shall be to such Contract as amended, supplemented, waived or otherwise modified from time to time prior to the date of this Agreement. A reference to any Person includes such Person’s successors and permitted assigns. In the event of any express conflict between the terms of this Agreement and any other Transaction Document, this Agreement will control. Further, where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. If any Party has breached any representation, warranty, covenant or agreement contained in this Agreement in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached shall not detract from or mitigate the fact that such Party is in breach of the first representation, warranty, covenant or agreement.

(c) Any reference in this Agreement to wire transfers or other payments requires payment in dollars of the United States of America unless otherwise expressly stated in that reference. Any amounts to be converted into Dollars for the purpose of calculating any amounts under this Agreement shall be converted into Dollars at the Designated Exchange Rate.

Section 11.17 Disclosure Letter. Certain information set forth in Schedules to the Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Letter is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business or that such information is material, nor shall such information be deemed to establish a standard of materiality, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule of the Disclosure Letter is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. Nothing in this Agreement or in the Disclosure Letter shall be deemed an admission of any liability of, or concession as to any defense available to, either Party or any of their respective Subsidiaries or the Purchased Entities, as applicable (including as to any violation of Law or breach of Contract). Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Schedule to the Disclosure Letter is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item. The attachments to the Disclosure Letter form an integral part of the Disclosure Letter and are incorporated by reference for all purposes as if set forth fully therein. In no event shall the listing or disclosure of any information, document or matter in the Disclosure Letter or in the documents referred to therein constitute or be deemed to expand any representation or warranty expressly set forth in this Agreement or imply any representation, warranty, undertaking, indemnity, covenant or other obligation of Seller or any of its Subsidiaries not expressly set out in this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

COMMSCOPE HOLDING COMPANY, INC.

By:	/s/ Charles L. Treadway
Name: Charles L. Treadway
Title: Chief Executive Officer

AMPHENOL CORPORATION

By:	/s/ Lance E. D’Amico
Name: Lance E. D’Amico
Title: Senior Vice President, Secretary and General Counsel

SIGNATURE PAGE TO PURCHASE AGREEMENT